Focused on improving People’s Lives through science

2 Letter to Our Stakeholders · 8 Operating Review · 25 Financial Information

Our Passion

Our passion for patients is at the core of everything we do
at Elan. We are a company driven by the desire to make a
real difference in patients’ lives.

Our Commitment

We are committed to taking science from the laboratory to
the marketplace by creating and sustaining novel
therapeutic approaches with the potential to help patients
with unmet needs.

Our Purpose

Our purpose is to bring patients new help and new hope,
and by doing so, to create value for our shareholders.

When I was appointed Chairman of the Board of Directors in January 2005, I felt it was an honour to be in a position to help shape the company’s future, guide the execution of its plans, and fulfill its commitment to good corporate governance. In leading the Board during this difficult time, that honour is undiminished.

The Board and I are fully committed to Elan’s success. As a Board member for the last seven years, I have seen the company overcome significant adversities and meet extraordinary challenges. I have also seen, in the last two and half years, the strong leadership of Kelly Martin and the Elan management team. Working closely with the Board over that time, they have successfully transformed the company, and I believe it is well positioned for creating growth and value in the future.

We have confidence in the company’s strategy and direction. We gratefully acknowledge the consistent hard work of our extraordinary employees. And we share, with all stakeholders, a commitment to the company’s purpose – its passion for patients, and its desire to make a real difference in their lives.

When we began 2004, we expected it to be a year marked by transition, challenges and a number of key achievements. Some of these expectations have unfolded as we thought they would, and others have not.

Perhaps our most important transition was our shift from realignment and restructuring to growth and value. We reached a turning point in February 2004, when we announced the formal completion of the recovery plan we had put in place 19 months earlier. During 2004, we divested a number of products and businesses, including our European sales and marketing business, Zonegran and Frova; successfully completed the repositioning of our balance sheet; reached a settlement with the SEC, concluding all aspects of an investigation; and announced an agreement to settle a shareholder class action.

This successful transition enabled us to focus fully on the key challenges and opportunities we faced and to plan accordingly. We made those plans with emphases on operational discipline, organisational alignment and execution. And within this framework, we achieved good results in many areas, including our research and development programmes, our drug delivery and manufacturing efforts, our U.S. hospital sales business, and our pre-commercialisation work with Prialt and Tysabri.

Our neurodegenerative disease franchise is strong. Our Alzheimer’s disease collaboration with Wyeth, which is built on an Abeta immunotherapy approach, has one programme that recently entered Phase II clinical trials and another that is in

Kyran McLaughlin Chairman of the Board

February	July	September	October

Completion of Recovery Plan

Elan successfully completes its recovery plan, which was announced in July 2002, resulting in divestiture proceeds of more than $2.0 billion, ahead of the target of $1.5 billion.

Premier Sponsor of ICAD

Elan sponsors the 9th International Conference on Alzheimer’s Disease and Related Disorders, and presents key findings that beta amyloid immunotherapy may be able to make a meaningful difference for patients with AD.

		Patents Issued for Immunotherapy Treatments Elan and Wyeth receive seven patents for joint research on immunotherapeutic approaches to the prevention and treatment of Alzheimer’s disease.	Provisional Agreement to Settle SEC Investigation Elan reaches provisional agreement to settle the investigation by the SEC’s Division of Enforcement that commenced in February 2002.

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Bringing VALUE to
Stakeholders

preclinical. We have other Alzheimer’s programmes that are also in the preclinical stage of development, as well as an expansive patent estate in this therapeutic area. In our Parkinson’s research, we are working to identify a novel therapeutic target that prevents the neurodegenerative cascade associated with the disease. The fundamental assumption underlying our neurodegenerative disease work – and, indeed, all of our research and development – differentiates us from other companies: we look to develop novel, disease-modifying therapies. And we do this in areas where there is significant unmet medical need, like Alzheimer’s disease, Parkinson’s disease and multiple sclerosis. We are certain that this approach is ultimately in the best interests of patients and shareholders.

In our drug delivery and manufacturing business, our emphasis is on innovation – finding new and efficient ways to deliver therapies to more patients, both within our own company, and for others in the industry. That business is strong and growing, and 2004 was a banner year. Our U.S. hospital-based sales and marketing force also had a good year. Our coverage of key hospitals has expanded by 20 percent over the last two years, and our revenue has grown at 15 percent a year since 2002.

Much of our effort and energy in 2004 went into preparing for the commercialisation of two new products. Our novel therapy for severe chronic pain, Prialt, was filed, approved and launched in the United States at the beginning of 2005. Prialt was also recently granted marketing approval in Europe, and plans are well underway for addressing that commercial opportunity.

In the area where our expectations were the highest – the launch of Tysabri, our therapy for multiple sclerosis – we achieved a number of successes, before encountering a number of adverse patient events in February and March 2005. Clearly, some of our expectations regarding Tysabri have changed. Others have not. As the medical, scientific, and regulatory perspectives surrounding recent events and the current environment evolve, become more clear, and reach points of consensus, we will continue to communicate our intent for Tysabri with all of our constituents.

None of these constituents is more important than the patients we seek to serve. Our passion for patients – our commitment to helping those with unmet medical needs – remains as strong as ever.

We know that to many MS patients, the suspension of Tysabri represents a postponed promise, a removal of hope. We know it is our responsibility to do everything we can to try to have that hope renewed.

This responsibility goes beyond Tysabri and beyond even our science. It speaks to our purpose. It is understood by every member of my management team, every employee, and every member of the Board of the Directors. And it has never been more clear.

G. Kelly Martin President and CEO

November	November	December	December
Tysabri Approved by U.S. FDA Tysabri receives accelerated U.S. FDA approval for treatment of multiple sclerosis.	Elan Completes Debt Offering Elan announces $1.15 billion senior note issuance and completion of tender offer and consent solicitation for EPIL III notes.	Prialt Approved by U.S. FDA Elan receives U.S. FDA approval for Prialt for severe chronic pain.	Record Revenue Levels for Hospital Products Full-year 2004 U.S. revenue for Maxipime amounted to $117.5 million; for Azactam $50.6 million.

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Operating Review

Company Overview

Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland.

We focus on discovering, developing, manufacturing and marketing advanced therapies in autoimmune diseases, including pain, and neurodegenerative diseases. We incorporated as a private limited company in Ireland on18 December 1969 and became a public limited company on 3 January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (“R&D”), manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom.

In February 2004, we announced the formal completion of our recovery plan. The recovery plan, which was announced in July 2002, was initiated in response to a number of setbacks we suffered in rapid succession earlier in 2002, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, an experimental immunotherapeutic that was under development for the treatment of Alzheimer’s disease, the announcement of a profit warning and an investigation by the U.S. Securities and Exchange Commission (“SEC”). These disappointments ultimately led to a loss of confidence in the Company, and we began a recovery plan in July 2002 to restructure our business in order to meet our financial commitments. The recovery plan involved the restructuring of our businesses, assets and balance sheet and resulted in gross consideration of $2.1 billion, ahead of the target of $1.5 billion.

With the completion of the recovery plan, the operations of Core Elan and Elan Enterprises were reorganized into two business units: Biopharmaceuticals and Global Services and Operations (“GS&O”). Biopharmaceuticals engages in research, development and commercial activities and includes our autoimmune diseases franchise, our pain franchise, our neurodegenerative diseases franchise, and our commercial group for hospital products. Elan Enterprises ended operations in February 2004. Its remaining businesses, comprised principally of drug delivery businesses, were amalgamated with the drug delivery business from Core Elan to form GS&O.

We are studying and developing ways to provide therapies for a wide range of autoimmune diseases, including multiple sclerosis (“MS”), Crohn’s disease and rheumatoid arthritis. In November 2004, the Food and Drug Administration (“FDA”) granted accelerated approval of Tysabri® for the treatment of MS.

On 28 February 2005, we and Biogen Idec, Inc. (“Biogen Idec”) announced the voluntary suspension of the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events in patients treated with Tysabri in combination with Avonex® (interterferon beta-1) in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (“PML”), a rare and frequently fatal demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. On 30 March 2005, we and Biogen Idec announced that our ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label Crohn’s disease clinical trial. The patient had received eight doses of Tysabri over an 18 month period. The patient died in December 2003. We are working with leading experts, regulatory agencies and the clinical investigators to investigate these serious adverse events and to determine the appropriate path forward.

In neurodegenerative diseases, we are focused on building upon our breakthrough research and extensive experience in Alzheimer’s disease and are also studying other neurodegenerative diseases, including Parkinson’s disease. In collaboration with Wyeth, we are currently conducting clinical trials with an experimental monoclonal antibody, AAB-001, designed and engineered to neutralise the neurotoxic beta-amyloid peptide that accumulates in the brains of patients with Alzheimer’s disease.

GS&O encompasses our initiatives in supply chain management, small molecule optimisation and manufacturing, drug delivery technology and biologics, including planned sterile fill finish and monoclonal antibody process development and productions. Our drug delivery business, which includes our proprietary NanoCrystal® and oral controlled technologies, engages in the development and commercialisation of pharmaceutical products for ourselves and for third parties.

4 Elan Corporation, plc 2004 Annual Report

We are studying and developing ways to provide therapies for a wide range of autoimmune diseases, including MS, Crohn’s disease and rheumatoid arthritis. Different autoimmune diseases affect the body in different ways. In MS, the autoimmune reaction is directed against the brain. In Crohn’s disease, it is directed against the gastrointestinal tract; and in rheumatoid arthritis, it is directed against the joints.

About Autoimmune Diseases

In autoimmune diseases, the immune system mistakenly targets the cells, tissues and organs of a person’s own body, generally causing inflammation. Inflammation is a response of body tissues to trauma, infection, chemical or physical injury, allergic reaction, or other factors. It is usually characterised by a collection of cells and molecules at a target site.

Different autoimmune diseases affect the body in different ways. For example, in MS, the autoimmune reaction is directed against the brain. In Crohn’s disease it is directed against the gastrointestinal tract; and in rheumatoid arthritis, it is directed against the joints. Autoimmune diseases are often chronic, affecting millions of people and requiring life-long care. Most autoimmune diseases cannot currently be reversed or cured.

Tysabri (natalizumab)

Tysabri, formerly referred to as Antegren, is the first humanised monoclonal antibody approved for the treatment of MS. Tysabri is an alpha 4 antagonist designed to inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri is being developed and marketed by us in collaboration with Biogen Idec. The marketing and clinical dosing of Tysabri has been voluntarily suspended.

Tysabri for the Treatment of MS

In November 2004, the FDA granted accelerated approval of Tysabri as a treatment for relapsing forms of MS to reduce the frequency of clinical relapses. The FDA approval followed the agency’s priority review of Tysabri based on one-year data from two Phase III studies, (“AFFIRM” and “SENTINEL”). The AFFIRM was a monotherapy trial and the SENTINEL was an add-on trial with Avonex. Revenue from sales of Tysabri amounted to $6.4 million in 2004. The marketing of Tysabri was voluntarily suspended in February 2005.

Phase III MS Trials

The one-year results of AFFIRM and SENTINEL were announced in conjunction with the FDA approval of Tysabri.

The AFFIRM trial is a two-year, randomised, multicenter, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide, evaluating the effect of Tysabri on the progression of disability in MS at two years and the rate of clinical relapses at one and two

Elan Corporation, plc 2004 Annual Report 5

Allison Hulme, PhD

Executive Vice President
Therapeutic Franchise Group

“Innovations from our advances in autoimmune research have the potential to make a genuine difference in the lives of patients and families who struggle with the debilitating effects of diseases like MS, Crohn’s disease and rheumatoid arthritis.”

years. Patients with relapsing forms of MS, who had experienced at least one relapse in the previous year, were randomised to receive a 300 milligram infusion (“300 mg IV”) of Tysabri (n= 627) or placebo (n=315) every four weeks.

At one year, there was a 66 percent relapse rate reduction in the Tysabri-treated group versus the placebo-treated group. An annualised relapse rate of 0.25 was seen with Tysabri-treated patients versus 0.74 with placebo-treated patients.

All secondary endpoints were also met. In the Tysabri-treated group, 60 percent of patients developed no new or newly enlarging T2 hyperintense lesions compared to 22 percent of placebo-treated patients. On the one-year MRI scan, 96 percent of Tysabri-treated patients had no gadolinium-enhancing lesions compared to 68 percent of placebo-treated patients. The proportion of patients who remained relapse free was 76 percent in the Tysabri-treated group compared to 53 percent in the placebo-treated group.

In February 2005, we and Biogen Idec announced that the AFFIRM monotherapy trial achieved the two-year primary endpoint of slowing the progression of disability in patients with relapsing forms of MS.Tysabri treatment led to a 42 percent reduction in the risk of disability progression relative to placebo. These data also demonstrated a 67 percent reduction in the rate of clinical relapses over two years, which was sustained and consistent with the previously reported one-year results.

The SENTINEL trial, also a two-year study, is an ongoing, randomised, multi-center, placebo-controlled, double-blind study of approximately 1,171 patients in 123 clinical trial sites worldwide. The trial is designed to determine if adding Tysabri to Avonex is more effective than Avonex treatment alone in slowing the rate of disability in MS at two years and in reducing the rate of clinical relapses at one and two years.

Patients in the SENTINEL trial were required to have relapsing forms of MS, be on Avonex treatment for at least one year, and have experienced at least one relapse in the previous year. All patients continued to receive once-weekly Avonex and were randomised to add either a 300 mg IV infusion of Tysabri (n= 589) or placebo (n=582) every four weeks.

At one year, the addition of Tysabri to Avonex resulted in a 54 percent reduction in the rate of clinical relapses over the effect of Avonex alone. An annualised relapse rate of 0.36 was seen with Tysabri when added to Avonex versus 0.78 with Avonex plus placebo.

Secondary endpoints were also met. In the group treated with Tysabri plus Avonex, 67 percent of patients developed no new or newly enlarging T2 hyperintense lesions compared to 40 percent in the Avonex plus placebo-treated group. On the one-year MRI scan, 96 percent of Tysabri plus Avonex-treated patients had no gadolinium-enhancing lesions compared to 76 percent of Avonex plus placebo-treated patients. The proportion of patients who remained relapse-free was 67 percent in the Tysabri plus Avonex-treated group compared to 46 percent in the Avonex plus placebo-treated group.

Dosing in all Tysabri clinical trials has been voluntarily suspended.

6 Elan Corporation, plc 2004 Annual Report

Gordon Francis, MD

Vice President, Neurology

“Results from the two-year monotherapy clinical trial mark a major milestone in the treatment of MS. The two-year data strengthen our belief that Tysabri may become an important therapy for MS patients.”

Evaluating Tysabri in Crohn’s Disease

In collaboration with Biogen Idec, we are evaluating Tysabri as a treatment for Crohn’s disease. In 2004, we presented six-month data from a key Phase III Crohn’s disease maintenance study and initiated a further threemonth Phase III Crohn’s disease induction trial in April. In September, we submitted a Marketing Approval Authorisation to the European Medicines Agency for the approval of Tysabri for the treatment of Crohn’s disease. Dosing in all Tysabri clinical trials has been voluntarily suspended.

Phase III Crohn’s Disease Trial - ENACT-2

  ENACT-2 is a Phase III, double-blind, placebocontrolled, international maintenance trial of Tysabri in Crohn’s disease enrolled responders from ENACT-1 (a three-month double-blind, placebo-controlled study in patients with moderately to severely active Crohn’s disease). Tysabri responders from ENACT-1 (339 patients) were re-randomised after the three-month study to one of two double-blind treatment groups: Tysabri (300 mg IV) or placebo, both administered monthly for a total of 12 months. The primary endpoint of ENACT-2 was sustained maintenance of response throughout the first six months of treatment.

We presented six-month data from the ENACT-2 study at Digestive Disease Week in May 2004. Twelve-month ENACT-2 data was presented as part of a regulatory filing announced and subsequently presented at the 12th Annual United European Gastroenterology Week meeting in September 2004.

The data presented at Digestive Disease Week showed Tysabri maintained clinical response and remission rates throughout six months among patients with Crohn’s disease who had previously achieved clinical response. A majority of Tysabri-treated patients who were also on chronic corticosteroid therapy were able to withdraw from corticosteroids and maintain response in contrast to those patients on placebo. Additional findings included:

•	61 percent (103/168) of Tysabri-treated patients exhibited significant clinical response versus 28 percent (48/170) of patients re-randomised to receive placebo; and
•	Clinical remission at six months was maintained by 44 percent (57/130) of patients receiving Tysabri versus 26 percent (31/120) of placebo-treated patients.
Twelve-month ENACT-2 data presented at the United European Gastroenterology Week meeting confirmed the six-month primary endpoint data, showing:
•	54 percent (90/168) of patients treated with Tysabri continued to respond to treatment compared with 20 percent (34/170) of patients treated with placebo;
•	39 percent (51/130) of Tysabri-treated patients maintained clinical remission versus 15 percent (18/120) of patients on placebo;
•	49 percent of Tysabri-treated patients (33/67) taking corticosteroids in ENACT-1, rerandomised to Tysabri in ENACT-2, were able to be successfully withdrawn from steroids, compared to 20 percent (15/76) who were re-randomised to placebo;
•	Patients taking Tysabri maintained clinical response as well as remission at significantly higher rates than patients on placebo; and
•	There were no notable differences in the rate of serious or non-serious adverse events between treatment groups. The most frequently reported adverse events were headache, nasopharyngitis, nausea and abdominal pain.
Evaluating Tysabri in Rheumatoid Arthritis
In February 2004, we filed an Investigational New Drug (“IND”) application, with the FDA, for Tysabri for the

Elan Corporation, plc 2004 Annual Report 7

Stephen Freedman, PhD

Senior Vice President
Global Research

"Our scientists are employing innovative strategies to identify and validate novel therapeutic approaches to reduce or halt the progression of debilitating autoimmune and neuro-degenerative diseases."

treatment of rheumatoid arthritis and initiated a Phase II clinical trial in May 2004 to evaluate Tysabri in patients with rheumatoid arthritis. It is a multi-center, double-blind, placebo-controlled study of the efficacy and tolerability of intravenous Tysabri in patients with moderate-to-severe rheumatoid arthritis receiving con-comitant treatment with methotrexate. Dosing in all Tysabri clinical trials has been voluntarily suspended.

Autoimmune Diseases Research

Our ongoing research in autoimmune diseases is based primarily on cell trafficking and focuses on discovering disease- modifying approaches to treating a wide range of autoimmune diseases. Tysabri emerged from this research programme.

Severe Chronic Pain

In severe and chronic pain, our efforts focus on inflammatory and neuropathic pain, and pain that is unresponsive to existing therapies.

About Severe Pain

There are many different ways to classify pain, including duration or time, disease base, and whether physiologically the pain is based in nerves that sense and respond to damage to parts of the body, or if the pain is the result of an injury or malfunction in the peripheral or central nervous system. Chronic pain can be defined as pain that has lasted over six months and is not relieved by medical or surgical care. Pain can be classified as “severe” based on standardised measurements, such as the Visual Analog Scale of Pain Intensity.

Prialt® (ziconotide intrathecal infusion)

Prialt is in a class of non-opioid analgesics known as N-type calcium channel blockers. Prialt is the synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that Prialt’s novel mechanism of action works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.

Prialt– A New Treatment for Severe Chronic Pain

On 28 December 2004, the FDA approved Prialt for the management of severe chronic pain in patients for whom intrathecal (“IT”) therapy is warranted, and who are intolerant of or refractory to other treatment, such as systemic analgesics, adjunctive therapies or IT morphine. Prialt was launched in the United States in January 2005.

In February 2005, the European Medicines Agency granted marketing authorisation for Prialt for the treatment of severe, chronic pain in patients who require IT analgesia, in all 25 member states as well as Norway and Iceland.

Prialt is approved for use only in the Medtronic SynchroMed® EL, SynchroMed® II Infusion System and Simms Deltec Cadd Micro® External Microinfusion Device and Catheter.

Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external, and which release the drug into the fluid surrounding the spinal cord.

 8 Elan Corporation, plc 2004 Annual Report

Autoimmune Diseases – Operating Review

Michael Pollock

Vice President

Global Therapeutic Markets/Pain

“As the first new intrathecal analgesic approved in more than two decades, Prialt offers an important new option for patients who are suffering from severe chronic pain.”

Prialt has been evaluated as an IT infusion in more that 1,200 patients participating in chronic pain trials. The longest treatment duration to date is more than seven years.

Severe psychiatric symptoms and neurological impairment may occur during treatment with Prialt. Patients with a pre-existing history of psychosis should not be treated with Prialt. All patients should be monitored frequently for evidence of cognitive impairment, hallucinations, or changes in mood or consciousness. Prialt therapy can be interrupted or discontinued abruptly without evidence of withdrawal effects in the event of serious neurological or psychiatric signs or symptoms.

The most frequently reported adverse events associated with the drug in clinical trials were asthenia, nausea, vomiting, abnormal gait, ataxia, confusion, dizziness, memory impairment, nystagmus, abnormal vision, and urinary retention. It is recommended that Prialt be administered intrathecally by or under the direction of a physician experienced in the technique of IT administration and who is familiar with the drug and device labeling. Prialt is not a substitute for opioids. If opiate withdrawal is required, patients must be withdrawn slowly from opiates when initiating therapy with Prialt.

Hospital Products

Severe bacterial infections remain a major medical concern, even more so with the rise in resistance seen to many available therapies. We market two products that treat severe infections, each designed to address specific medical needs with the hospital market. As distinct from the community or home setting market, the hospital market is highly specialised and often relies on a team of healthcare professionals that influence the decision-making process. We are committed to meeting the needs of the infectious disease community within the hospital market.

MaxipimeTM (cefepime hydrochloride) for Injection

We licenced the U.S. marketing rights to Maxipime from Bristol-Myers Squibb Company (“Bristol-Myers”) in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Pulmonologists, infectious disease specialists, urologists, internal medicine physicians, hematologists and oncologists prescribe Maxipime for patients with severe hospital based respiratory and non-respiratory conditions such as pneumonia, urinary tract infection and febrile neutropenia. An important attribute of Maxipime is its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics. Revenue from the sales of Maxipime amounted to $117.5 million for 2004. Our basic U.S. patent on Maxipime expires in 2007. However, two other U.S. patents covering Maxipime formulations may provide patent protection until February 2008.

AzactamTM (aztreonam for injection, USP)

We licenced the U.S. marketing rights to this injectable product from Bristol-Myers in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Revenues from the sales of Azactam totaled $50.6 million for 2004. Our basic U.S. patent on Azactam expires in October 2005.

Please refer to “Financial Review” for additional information.

Elan Corporation, plc 2004 Annual Report 9

We are focused on building upon our breakthrough research and extensive experience in Alzheimer’s disease and also on studying other neurodegenerative diseases, such as Parkinson's disease. Alzheimer’s disease, a degenerative brain disorder, and Parkinson’s disease, a progressive degenerative neurologic movement disorder, both affect millions of people worldwide, most of whom are over the age of 62.

In addition to Alzheimer’s and Parkinson’s disease, neurodegenerative diseases encompass other disorders that are characterised by changes in normal neuronal function. In most cases of degenerative disease, the risk of these changes increases with age, and the disease progression itself is progressive. Currently, neurodegenerative diseases are generally considered incurable. Several drugs are approved to alleviate some symptoms of some neurodegenerative diseases.

About Alzheimer’s Disease

Alzheimer’s disease is a degenerative brain disorder that primarily affects older persons. In the United States, an estimated four million people, most of them over age 65, have Alzheimer’s disease, and the disease is thought to afflict half of all Americans over 85. Alzheimer's disease can begin with forgetfulness and progress into more advanced symptoms, including confusion, language disturbances, personality and behavior changes, impaired judgment and profound dementia. As the disease advances, most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will cause death.

Our Scientific Approach to Alzheimer's Disease and Related Disorders

Our scientific approach to treating Alzheimer’s disease focuses on the beta amyloid hypothesis, as it is believed that blocking the generation of beta amyloid in the brain or enhancing the clearance of beta amyloid will result in the successful treatment of Alzheimer’s patients. The beta amyloid hypothesis asserts that beta amyloid is involved in the formation of the plaque that causes the disruption of thinking that is the hallmark of Alzheimer’s disease. This hypothesis is also the leading approach to development of therapeutic treatments that may fundamentally alter the progression of the disease, and evidence suggests that clearance of beta amyloid may lead to improved function in Alzheimer’s patients.

Beta amyloid, also known as Abeta, is actually a small part of a larger protein called the amyloid precursor protein (“APP”). Beta amyloid is formed when certain enzymes called secretases clip (or cleave) APP.

Alzheimer’s Research and Development

Our scientists are investigating three key therapeutic approaches that target the production of beta amyloid. In collaboration with Wyeth, we are developing amyloid

10 Elan Corporation, plc 2004 Annual Report

Neurodegenerative Diseases – Operating Review

Dale Schenk, PhD
Chief Scientific Officer

“Elan has long been recognised as a leader in neurodegeneration research, including Alzheimer’s and Parkinson’s disease. We are deeply committed to advancing the understanding of these diseases and, ultimately, to finding effective, disease-modifying therapies.”

immunotherapies. Separately, we have research programmes focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions are thought to affect the accumulation of amyloid plaques in the brains of patients with Alzheimer’s disease.

Research and Development in Beta Amyloid Immunotherapy

Beta amyloid immunotherapy is the treatment of Alzheimer’s disease by inducing or enhancing the body’s own immune response in order to clear beta amyloid from the brain. Active immunisation stimulates the body’s own immune system to manufacture anti beta amyloid antibodies that may attach to amyloid and clear it from the brain. This, in turn, appears to reduce the build up of beta amyloid in the brain tissue of patients.

Through a monoclonal antibody approach (passive immunisation), synthetically engineered antibodies directed at beta amyloid are injected into the bloodstream and are thought to help reverse beta amyloid accumulation.

AAB-001

We, in collaboration with Wyeth, are continuing to pursue beta amyloid immunotherapy for mild to moderate Alzheimer’s disease in a Phase II safety study of a humanised monoclonal antibody, AAB-001. This therapeutic antibody, which is thought to bind to and clear beta amyloid peptide, is designed to provide antibodies to beta amyloid directly to the patient, rather than requiring patients to mount their own individual responses. It is believed that this approach may eliminate the need for the patient to mount an immune response to beta amyloid.

Animal studies have shown that this approach is equally effective in clearing beta amyloid from the brain as traditional active immunisation methods. By providing such a “passive immunisation” approach for treatment of Alzheimer’s disease, it is believed that the benefits demonstrated with an earlier active immunisation study will be retained, while the safety concerns will be greatly reduced or eliminated due to the absence of stimulation of the patient’s immune response to beta amyloid.

ACC-001

We, in collaboration with Wyeth, are also developing ACC-001, a novel beta amyloid-related active immunisation approach. This approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system. This research is in the late preclinical discovery phase.

AN-1792

In July 2004, at the 9th International Conference on Alzheimer’s Disease and Related Disorders, we, along with Wyeth, announced several key findings from our Phase IIa clinical trial of an investigational Alzheimer’s disease treatment, AN-1792. AN-1792 is a synthetic form of the beta amyloid peptide that pathologically builds up in the brains of persons with Alzheimer’s disease. Although dosing with AN-1792 was halted in January 2002 after reports of encephalitis in a subset of patients, the trial remained blinded and the patients were followed in the study until December 2002.

While clinical development of AN-1792 has been terminated, the results presented in July support the beta amyloid immunotherapy approach, which is thought to treat Alzheimer’s disease using an immunologic approach to clear beta amyloid from the brain. The results include less worsening on a neuropsychological test battery, including the memory component at 12 months in patients who developed an antibody response to AN-1792 compared to the placebo group. In addition, in three autopsy examinations of patients treated with AN-1792, reduction of beta amyloid plaque was observed.

Elan Corporation, plc 2004 Annual Report 11

Jim Callaway, PhD
Senior Vice President Neurodegeneration/Alzheimer’s

“Our most innovative research work has been in the field of Alzheimer’s disease. Our studies corroborate the potential for therapies based on the beta amyloid hypothesis to make a meaningful difference for patients suffering from this devastating disease.”

Our Secretase Inhibitor Research

Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. As a result of these discoveries, we have developed and are pursuing advanced discovery programmes focused on identifying and developing small molecule inhibitors of beta and gamma secretases. We have been at the forefront of research in this area.

Beta Secretase

Beta secretase is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. We have been an industry leader in beta secretase research for more than 10 years. Our findings, published in Nature in 1999, concerning the role beta secretase plays in beta amyloid production is considered a landmark discovery. Today, we continue to be at the center of understanding the complexities of beta secretase and advancing potential disease-modifying agents that inhibit its role in Alzheimer’s disease pathology. This programme is in the preclinical discovery phase.

Gamma Secretase

Gamma secretase is an unusual multi-protein complex that is thought to play a significant role in the formation of beta amyloid. We have played a critical leadership role in the increased awareness of how gamma secretase may affect Alzheimer’s disease pathology. Our finding, published in 2001, that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, was an important step in this area of Alzheimer’s disease research. Our gamma secretase research is currently in the preclinical discovery phase.

About Parkinson’s Disease

Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking, and maintaining balance and coordination in patients diagnosed with the disease. Parkinson’s disease typically occurs later in life, with an average age of onset of slightly over 62 years for U.S. patients. In the United States, there are an estimated 500,000 to 1.5 million people with Parkinson’s disease, and approximately 50,000 new patients are diagnosed each year. It is estimated that four million people worldwide suffer from Parkinson’s disease.

Parkinson’s Research

For more than two decades, we have been a recognised leader in neurodegeneration research, including Alzheimer’s and Parkinson’s disease. The goal of our Parkinson’s disease discovery efforts is to identify a novel therapeutic target that prevents the neurodegenerative cascade associated with the disease. Our scientists are examining the underlying cause of Parkinson’s disease in an attempt to develop disease-modifying therapies.

Our early stage discovery efforts are guided by the pathology and genetics of Parkinson’s disease. Our scientists are studying synuclein in Lewy bodies to understand how it might play a potential role in the pathology of the disease. Our researchers are examining alpha-synuclein, a protein that accumulates in degenerating neurons in people with Parkinson’s disease, as well as the role of genetically linked molecules, such as parkin, and their potential role in the development of the disease.

Our scientists, together with collaborators, are employing innovative strategies to identify and validate novel therapeutic approaches to reduce or halt the progression of Parkinson’s disease. These efforts include an extensive biochemical analysis of the pathological lesions associated with Parkinson’s disease, and the investigation of cellular, yeast, Drosophila and transgenic mouse model systems. For example, forward genetic studies in Drosophila have identified genes that suppress or enhance dopaminergic neuron as possible targets for therapeutic intervention in Parkinson’s disease.

12 Elan Corporation, plc 2004 Annual Report

Operating Review

Lars Ekman, MD, PhD
Executive Vice President and President, R&D

“Elan has demonstrated its commitment to investing in and developing its strategic pipeline within our key therapeutic areas of autoimmune and neurodegenerative diseases. Coupled with our focus on execution and operating discipline, this commitment reflects our passion for bringing innovative and meaningful therapies to patients with unmet needs.”

Pipeline & Products

Elan Corporation, plc 2004 Annual Report 13

Global Services & Operations encompasses our initiatives in supply chain management, small molecule optimisation and manufacturing, drug delivery technology and biologics, including planned sterile fill finish and monoclonal antibody process development and productions. Our drug delivery business, which includes our proprietary NanoCrystal and oral controlled technologies, engages in the development and commercialisation of pharmaceutical products for us and for third parties.

Paul Breen
Executive Vice President Global Services & Operations

“Elan specialises in product development, optimisation and manufacturing and is focused on providing superior platforms that offer innovative technologies to address the industry’s drug delivery challenges.”

Our drug delivery and manufacturing businesses engage in the development and commercialisation of pharmaceutical products for clients through the application of drug delivery technologies. Our track record of innovation and expertise in drug optimisation and delivery encompasses a full range of addressing industry challenges – from solving problems of poor solubility to customising release profiles for oral dosage forms.

Drug delivery technologies can improve the performance of existing marketed drugs or drugs under development and can improve the efficacy of R&D processes. We have a long and established history in the manufacture and development of pharmaceutical dosage forms for pharmaceutical markets worldwide, with dozens of products successfully launched in more than 40 countries in North America, Asia and Europe. Our GS&O unit also assists companies with their pharmaceutical manufacturing, scale-up and development requirements.

GS&O also provides professional management services for our marketed products, including global supply chain management, strategic sourcing, demand planning, package design and control, and contract product procurement.

For more than 30 years, we have been applying our skills and knowledge to meet the challenges of drug delivery and enhance the performance of numerous drugs that have subsequently been marketed worldwide. We provide a range of services including formulation development, analytical development, clinical trial manufacturing and scale-up, and product registration support. The cohabitation of development and manufacturing capabilities on the same sites allows for streamlined scale-up and transfer to commercial scale manufacturing activities.

14 Elan Corporation, plc 2004 Annual Report

Global Services & Operations – Operating Review

Products developed by others using our patented technologies that are on the market include:

•        Avinza™ – once-daily, novel dual release morphine sulphate, marketed in the United States

•        Emend® – oral capsule form of aprepitant, a poorly water soluble compound, marketed worldwide

•        Herbesser® – once-daily, high-potency, sustained-release diltazem for Japanese and other Asian markets

•        Naprelan™– once-daily, sustained-release naproxen sodium, marketed in the United States

•        Rapamune® – oral tablet form rapamycin marketed in the United States

•        RitalinLa™ – once-daily, pulsatile release of methylphenidate marketed in the United States and other territories

•        Theo-Dur® – twice-daily, sustained-release theophylline for Japanese market

•        Verelan® – once-daily, sustained-release verapamil marketed worldwide

•        Verelan® PM – modified release, chronotherapeutic verapamil marketed in the United States

•         TriCor® – oral tablet form of fenofibrate, marketed in the United States

Our GS&O business has principal manufacturing and development facilities located in Athlone, Ireland, where in 2004 we completed a $178.0 million investment and also in 2004, commenced building a $42.0 million sterile fill finish facility. The Athlone campus, an FDA/European Medicines Agency approved site, now comprises 421,000 square feet in total, of which 138,000 square feet has dedicated, fully-equipped current good manufacturing practises (“cGMP”) compliant manufacturing capacity. Please refer to “Financial Review – Liquidity and Capital Resources” for additional information.

We also have a manufacturing, scale-up and development facility approved for the manufacture of controlled substances (through Schedule II), in Gainesville, Georgia. Our development and scale-up facility in King of Prussia, Pennsylvania is a primary site for the utilization of our proprietary NanoCrystal technology, an innovative approach for delivering poorly water soluble compounds.

About NanoCrystal Technology

NanoCrystal technology may enhance the clinical performance of poorly water-soluble drugs by transforming them into nanometer-sized particles. An increasing number of the drug candidates synthesized each year by pharmaceutical companies are poorly water soluble. Many of these potentially innovative drug candidates are often abandoned because of poor pharmacokinetic properties including absorption, distribution, metabolism and excretion. NanoCrystal technology has the potential to rescue a significant percentage of these chemical compounds. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices and sterile forms for injection, with the potential for substantial improvements to clinical performance. Our NanoCrystal technology is protected by more than 130 U.S. and foreign patents and patent applications.

Elan Corporation, plc 2004 Annual Report   15

During 2004, we announced the formal completion of our recovery plan; divested a number of products and businesses, including our European sales and marketing business, Zonegran™ (zonisamide) and Frova™ (frovatriptan succinate); successfully completed the repositioning of our balance sheet by refinancing existing debt at lower average interest rates and with longer maturities; reached a settlement with the SEC, concluding all aspects of an investigation; and announced an agreement to settle a shareholder class action.

Completion of Recovery Plan

In February 2004, we announced the formal completion of our recovery plan. The recovery plan, which was announced in July 2002, involved the restructuring of our businesses, assets and balance sheet; and resulted in gross consideration of $2.1 billion, exceeding the target of $1.5 billion. Please refer to “Financial Review” for additional information.

2004 Divestments

During 2004, we divested a number of products and businesses, including our European sales and marketing business, Zonegran and Frova.

European Sales and Marketing Business

In February 2004, we completed the sale of our European sales and marketing business to Zeneus Pharma Ltd. (“Zeneus”) (formerly Medeus Pharma Ltd.), a U.K. pharmaceutical company backed by Apax Partners Funds, for net proceeds of $93.2 million. We received an additional $6.0 million in February 2005. Approximately 180 employees of our European sales and marketing business transferred their employment to Zeneus. We realised a loss of $6.5 million on this transaction.

Zonegran

In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai Co. Ltd. (“Eisai”) for $130.5 million before making a $17.0 million payment to Dainippon Pharmaceutical Co., Ltd. (“Dainippon”) related to the assignment of the Zonegran licence agreements. The gain from this transaction amounted to $48.0 million. With respect to Zonegran, we expect to receive additional consideration of up to $110.0 million from Eisai through 1 January 2006. The deferred consideration will be recorded as a gain if and when it is earned and entitled to be received. These payments are contingent on Zonegran receiving marketing approval in Europe ($25.0 million) and no generic zonisamide being introduced in the U.S. market before 1 January 2006 ($85.0 million). The $85.0 million will become due in installments on various dates up to 1 January 2006 assuming no generic zonisamide has been introduced in the U.S. market as of such dates. On 16 March 2005,

 16 Elan Corporation, plc 2004 Annual Report

Completed Transactions – Operating Review

Eisai announced the European Union (“EU”) has granted the marketing authorisation approval for Zonegran, and as a result, we received $25.0 million from Eisai in March 2005. In addition, as no generic zonisamide had been introduced in the U.S. market by 31 March 2005, we received $17.0 million of the $85.0 million from Eisai in April 2005.

Frova

In March 2004, we terminated our development and licence agreements with Vernalis plc (“Vernalis”) regarding Frova. Vernalis agreed to purchase our commercialisation rights in North America for $55.0 million, comprising $5.0 million received on closing in May 2004; $20.0 million and $25.0 million to be received on 31 December 2004 and 31 December 2005, respectively; and, no later than 31 December 2004, we were to receive a payment for our Frova inventory, estimated at approximately $5.0 million. In August, we agreed to settle the remaining consideration for approximately $44.0 million as a full payment for Frova. Our co-promotion agreement with UCB Pharma, Inc. (“UCB”) was terminated at closing, and we paid UCB approximately $10.0 million as a result of the termination. We realised a gain of $20.9 million on the sale of Frova. The results of operations related to Frova have been included in discontinued operations.

See Note 7 of our Consolidated Financial Statements for additional information on our divestments in 2004 and 2003.

Debt Refinancing

During 2004 and early 2005, we successfully completed the repositioning of our balance sheet by refinancing existing debt at lower average interest rates and with longer maturities. As a consequence, we now have no debt maturing until 2008, except for $39.0 million of Elan Pharmaceutical Investments III, Ltd. (“EPIL III”) Series B and C guaranteed notes (collectively “EPIL III Notes”), which matured and were repaid in March 2005.

In November 2004, we completed the offering of $1.15 billion aggregate principal amount of senior notes, consisting of $850.0 million of 7.75% senior fixed rate notes (“7.75% Notes”), and $300.0 million of senior floating rate notes (“Floating Rate Notes”) both due 2011. A portion of the proceeds from the offering was used to complete the repurchase of approximately $351.0 million of EPIL III Notes.

We had guaranteed EPIL II loan notes (“EPIL II Notes”) to the extent that the investments held by EPIL II were insufficient to repay the loan notes and related accrued interest. On 28 June 2004, the EPIL II Notes of $450.0 million, together with accrued interest for the period from 31 December 2003 to 28 June 2004 of $21.5 million, were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources of EPIL II and through the sale of EPIL II’s entire investment portfolio. We funded the balance of $391.8 million under our guarantee arrangement.

Resolution of SEC Investigation and Shareholder Class Action

On 25 October 2004, we announced that we had reached a provisional agreement to settle the investigation by the SEC’s Division of Enforcement that commenced in February 2002, and that we had reached an agreement to settle the related shareholder class action. On 8 February 2005, we announced that the SEC had given final approval to the previously announced provisional agreement. The approved settlement concluded all aspects of the investigation with respect to us and our current and former directors and officers and included a $15.0 million civil penalty.

Under the proposed class action settlement, all claims against us and the other named defendants would be dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the proposed settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court would award attorneys' fees to plaintiffs' counsel, and $35.0 million of which would be paid by our insurance carrier. The terms of the settlement are subject to final court approval. For additional information, please refer to Note 26 to the Consolidated Financial Statements.

 Elan Corporation, plc 2004 Annual Report 17

Many factors and elements contribute to the environment in which we conduct our activities. Key factors and elements include the world pharmaceutical market, government regulation, the product approval process, manufacturing, patents and intellectual property rights, competition, distribution, raw materials and product supply, employees and principal properties.

World Pharmaceutical Market

IMS audited global pharmaceutical sales increased by 7% from 2003 to $550.0 billion in 2004. In 2003, IMS audited global pharmaceutical sales increased by 9% over 2002. Biotech products accounted for 10% of global sales in 2004 and account for 27% of the active R&D pipeline.

North America, Japan and Europe accounted for approximately 88% of global pharmaceutical sales in 2004, the same level as in 2003. North America’s pharmaceutical sales grew 8% to $248.0 billion, representing 45% of all global pharmaceutical sales in 2004.

The U.S. market is our most important market. Please refer to Note 3 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval Process,” place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing.

The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of 10 years. This period varies considerably from case to case and from country to country.

An application for registration includes specific details concerning not only the chemical composition, but also the manufacturing plant and procedures involved in the production of the product. The time from submission of an application to commercialisation of the product is typically two years or longer. After a product has been approved by the regulatory authorities and has been launched, it is a condition of the product approval that all aspects relating to its safety, efficacy and quality remain under review.

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetics Act (“FDCA”), the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labelling, storage, record-keeping, reporting, advertising, marketing, import, export, distribution and approval of our products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions,

18  Elan Corporation, plc 2004 Annual Report

Environment – Operating Review

including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts or the refusal to approve pending product approval applications for drugs, biological products, or medical devices, until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

Certain in vitro diagnostic products and certain delivery systems are regulated or potentially regulated in the United States under the FDCA as medical devices. These products are subject to pre-marketing and post-marketing requirements. Among other things, medical devices are subject to quality system requirements, including design control and good manufacturing practices, and to requirements for adverse event reporting by manufacturers, distributors and user facilities. The failure to adhere to these requirements can result in a refusal of permission to market and the imposition of sanctions, including seizure, recall notification, replacement or refund, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA could impose certain post-market surveillance or tracking requirements, which could significantly increase the regulatory costs associated with a product. Under the FDCA, it is also possible for a given product to be regulated both as a drug and a medical device or as a biologic and medical device. In vitro diagnostic products are also subject to certain requirements under the Clinical Laboratory Improvement Act of 1988, as amended, relating to test complexity and risk.

The pricing of pharmaceutical products is regulated in many countries. The mechanism of price regulation varies. For example, certain countries regulate the price of individual products while in other countries prices are controlled by limiting overall company profitability.

In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, there have been ongoing discussions on potential reforms of the healthcare system, including the pricing of pharmaceuticals, which could result, directly or indirectly, in the implementation of price controls on a larger number of pharmaceutical products. Certain states are attempting to impose requirements, processes, or systems that would result in indirect price controls. It is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In June 2002, we entered into a settlement with the U.S. Federal Trade Commission (“FTC”) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (“Biovail”) relating to nifedipine, a generic version of the hypertension drug Adalat™ CC (nifedipine). The settlement is reflected in a consent order which, by its terms, does not constitute an admission by us that any law had been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine “whether Brightstone Pharma, Inc. (“Brightstone”), Elan Corporation, plc or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan.” In October 2001, our counsel met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation. We do not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on our business, or reasonably to estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

On 13 March 2003, we received notification from the FTC that the FTC’s Bureau of Competition was conducting an investigation to determine whether we,

Elan Corporation, plc 2004 Annual Report 19

King Pharmaceuticals, Inc. (“King”) or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin™ (metaxalone). The FTC’s stated focus of the investigation was our listing in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, we received notification from the FTC that it had discontinued that portion of its investigation concerning whether we wrongfully listed its patent for Skelaxin in the Orange Book. We do not believe that it is feasible to predict or determine the outcome of the remaining portion of the investigation and any possible effect on our business, or to reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

Product Approval Process

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.

Under U.S. law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. U.S. law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (“GCP”) requirements, and adverse event and other reporting requirements must be followed.

The clinical trial process can take three to 10 years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorisation.

The results of the preclinical and clinical testing (described in the table below), along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as a New Drug Application (“NDA”) or a Biologics License Application (“BLA”). In certain cases an Abbreviated New Drug Application (“ANDA”) can be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant’s drug with an already approved reference drug rather than on clinical safety and efficacy studies. An ANDA might be available to us for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA could grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval studies or deny the application. Applications are often referred to an outside FDA advisory

Product Approval Process
The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:
Phase of Development	Description
Preclinical	Studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties
Phase I	Clinical studies to test safety profile of drug in humans
Phase II	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety
Phase III	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety

 20 Elan Corporation, plc 2004 Annual Report

Environment – Operating Review

Richard Chin, MD
Senior Vice President
Global Medical Affairs

“Elan is passionate about placing the needs of patients first. This deep commitment uniquely positions us to sustain and expand our important relationships with the medical community.”

committee of independent experts prior to the FDA acting on the application. Similar systems are in place for the testing and approval of biologics and medical devices.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by us are also subject to FDA approval and ongoing regulation.

In the United States, under the Prescription Drug User Fee Act and the Medical Device User Fee and Modernization Act, the FDA receives fees for reviewing product applications and supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. These fees can be significant. For example, the NDA or BLA review fee alone can exceed $0.5 million, although certain deferrals, waivers and reductions may be available. Even when user fees are significant, they do not generally constitute a major expense relative to the overall cost associated with product development and regulatory approval.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for EU countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process.

Adverse events that are reported after marketing authorisation can result in additional limitations being placed on a product's use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing authorisation, can result in product liability claims against us.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorised users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

Manufacturing

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic

Elan Corporation, plc 2004 Annual Report 21

Richard T. Collier
Executive Vice President
and General Counsel

“It is important for Elan to execute against well-defined financial and scientific plans, deliver on our pledge of transparency, and be guided by strong principles and committed leaders.”

regulatory inspections to ensure ongoing compliance with cGMP. At 31 December 2004, we had manufacturing facilities in Ireland and the United States.

At 31 December 2004, we employed 735 people in our manufacturing, supply and drug development activities, over half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral micro particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. Capital expenditures at our manufacturing sites amounted to approximately $41.0 million in 2004, mainly at the Athlone facility. In addition, at Athlone we have commenced the building of a new 41,800 sq ft sterile fill finish facility which is expected to cost $42.0 million to build. The sterile finish facility is expected to be completed in the first quarter of 2006.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations. In May 2001, Elan Holdings, Inc. (“Elan Holdings”), a wholly owned subsidiary of Elan, Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004, in order to ensure the facility's compliance with cGMP.

The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In May 2004, the independent expert closed out its third and final audit. The audit report was forwarded to the FDA in August 2004 and this report expressed satisfaction with our corrective action plan and response to date. During the term of the consent decree, we expect that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, we will be required to reimburse the FDA for its costs related to these inspections. We believe that, during the term of the consent decree, the FDA will continue to process approvals for products to be manufactured at the facility. For example, during 2002 the FDA approved Avinza and RitalinLa, which are being manufactured at the Gainesville facility.

Patents and Intellectual Property Rights

Our competitive position depends on our ability to obtain patents on our technologies and products, to defend our patents, to protect our trade secrets and to operate without infringing the valid patents or trade secrets of others.

We own or licence a number of U.S. and foreign patents.

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Environment – Operating Review

These patents cover:

•       Pharmaceutical active ingredients, products containing them and their uses;

•       Pharmaceutical formulations; and

•       Product manufacturing processes.

Patents for products extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

We have a basic U.S. patent for Tysabri covering the humanised antibody and its use to treat MS, which expires in 2014. This patent may qualify for a patent term extension of up to an additional 3 years. Additional U.S. patents covering the use of Tysabri to treat irritable bowel disease and to inhibit brain inflammation expire in 2012 and 2017, respectively. In Japan and the countries of the EU, primary patent coverage for the active ingredient in Tysabri expires in the 2015-2016 timeframe. If Tysabri receives regulatory approval in those jurisdictions, those patents may be eligible for some form of patent term extension of up to an additional 5 years.

In addition to our Tysabri collaboration with Biogen Idec, we have entered into licences covering intellectual property related to Tysabri. We will pay royalties under these licences based upon the level of Tysabri sales. We may be required to enter into additional licences related to Tysabri intellectual property. If these licences are not available, or are not available on reasonable terms, we may be materially and adversely affected.

The fundamental U.S. patent covering the use of Prialt to produce analgesia expires in 2011. Two further U.S. patents covering: (i) the commercial, stabilised formulation of Prialt and (ii) a method for preventing progression of neuropathic pain expire in 2015. One of our patents covering Prialt may qualify for a U.S. patent term extension of up to five years.

We have patents granted in the EU and other foreign countries related to the use and formulation of Prialt. The patents related to the use of Prialt expire in 2012 and those related to the formulation of Prialt expire in 2016.

Our basic U.S. patent for Maxipime expires in 2007. However, two U.S. patents covering Maxipime formulations may provide patent protection until 2008.

Our basic U.S. patent for Azactam expires in October 2005. Following the expiration of this patent Azactam may face generic competition, which would have a substantial adverse effect on our revenues from, and gross margin for, Azactam.

Our products are sold around the world under brand-name, logo and product design trademarks that we consider in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. Other competitors consist of smaller research companies and generic drug manufacturers.

Tysabri, which was approved for marketing in the United States in November 2004 for the treatment of MS, would compete primarily with Avonex marketed by our collaborator Biogen Idec; Betaseron® marketed by Berlex Laboratories; Rebif® marketed by Serono and Pfizer Inc.; and Copaxone® marketed by Teva Pharmaceuticals Ltd. Many companies are working to develop new therapies or alternative formulations of products for MS, which if successfully developed would compete with Tysabri. In February 2005, marketing and clinical dosing of Tysabri was voluntarily suspended.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products.

Generic competitors may also challenge existing patent protection or regulatory exclusivity. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, slow, or reverse the growth in, sales and profitability of any of our products not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitor products, including generic versions of our products, may materially adversely affect our business, financial condition and results of operations.

 Elan Corporation, plc 2004 Annual Report 23

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organization that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially adversely affected.

Distribution

We sell our pharmaceutical products primarily to drug wholesalers. Our revenue reflects the demand from these wholesalers to meet the in-market consumption of our products and to reflect the level of inventory that wholesalers of our products carry. Changes in the levels of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of our products.

We generally manufacture our drug delivery products for licencees and distributors but do not usually engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We have a policy of dual sourcing where practicable but do not have dual sourcing or manufacturing for a number of our raw materials or products. We are also dependent on third party manufacturers for most of the pharmaceutical products that we market. An inability to obtain raw materials or product supply could have a material adverse impact on our business, financial condition and results of operations

Employees

On 31 December 2004, we had 1,899 employees worldwide, of whom 575 were engaged in R&D activities, 571 were engaged in manufacturing and supply activities, 314 were engaged in sales and marketing activities and the remainder worked in general and administrative areas. The number of employees has been reduced from 2,159 employees at 31 December 2003 as a result of the continued implementation and completion of the recovery plan.

Property, Plant and Equipment

We consider that our properties are in good operating condition and that our machinery and equipment have been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, please refer to Note 12 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment, Note 23 to the Consolidated Financial Statements, which discloses future minimum rental commitments, capital commitments for the purchase of property, plant and equipment and dispositions of plant and equipment, and “Financial Review – Liquidity and Capital Resources,” which discloses our capital expenditures.

Principal Properties
The following table lists the location, ownership interest, use and size of our principal properties:
Location and Ownership Interest	Use	Size
Athlone, Ireland Owned	R&D, manufacturing and administration	421,000 Sq. Ft.
Gainesville, Georgia, U.S. Owned	Manufacturing and administration	71,200 Sq. Ft.
San Diego, California, U.S. Leased	Product development, sales and administration	217,700 Sq. Ft.
South San Francisco, California, U.S. Leased	R&D and administration	194,500 Sq. Ft.
King of Prussia, Pennsylvania, U.S. Leased	R&D, sales and administration	47,000 Sq. Ft.
Stevenage, U.K. Leased	Product development and administration	35,800 Sq. Ft.
Dublin, Ireland Leased	Corporate administration	19,700 Sq. Ft.
New York, New York, U.S. Leased	Corporate administration	14,500 Sq. Ft.

24  Elan Corporation, plc 2004 Annual Report

Financial Information

Table of Contents

Financial Review

Directors’ Report

Corporate Governance

Independent Auditors’ Report

Financial Statements

Notes Relating to Financial Statements

Additional Information

Shareholders’ Information

Risk Factors

Memorandum and Articles of Association

27

45

54

59

61

67

134

120

124

132

Elan Corporation, plc 2004 Annual Report   25

U.S. GAAP Information

117

Terms

As used herein, “we” , “our” , “us” , “Elan” and
the “Company” refer to Elan Corporation, plc
(public limited company) and its consolidated
subsidiaries, unless the context requires
otherwise.

Financial Statements

We prepare our Consolidated Financial
Statements included in this Annual Report in
accordance with Irish generally accepted
accounting principles (“Irish GAAP”), which
differ in certain significant respects from
accounting principles generally accepted in
the United States (“U.S. GAAP”). For
discussion of the significant differences
between Irish GAAP and U.S. GAAP, please
refer to U.S. GAAP information beginning on
page 117 of this Annual Report. We also
prepare separate Consolidated Financial
Statements on Form 20-F pursuant to the
rules and regulation of the SEC in the United
States and in accordance with U.S. GAAP.
The Form 20-F under U.S. GAAP is a
separate document from this
Annual Report.

Trademarks

All product names appearing in italics are
trademarks of Elan. Non-italicised products
are trademarks of other companies.

Cautionary Factors That May Affect Future

Statements included herein that are not
historical facts are forward-looking
statements. Such forward-looking statements
are made pursuant to the safe harbor
provisions of the U.S. Private Securities
Litigation Reform Act of 1995. The forward-
looking statements involve a

26  Elan Corporation, plc 2004 Annual Report

number of risks and uncertainties and are
subject to change at any time. In the event
such risks or uncertainties materialise, our
results could be materially affected.

This Annual Report contains forward-looking
statements about our financial condition,
results of operations and estimates, business
prospects and products that involve
substantial risks and uncertainties. You can
identify these statements by the fact that they
use words such as “anticipate”, “estimate”,
“project”, “intend”, “plan”, “believe” and other
words and terms of similar meaning in
connection with any discussion of future
operating or financial performance or events.
Among the factors that could cause actual
results to differ materially from those
described or projected herein are
the following:

We assume no obligation to update any
forward-looking statements, whether as a
result of new information, future events or
otherwise.

•

Whether and when we will be able to
resume marketing and developing
Tysabri;

•

Even if we can resume marketing and developing Tysabri , the potential of
Tysabri and the potential for the
successful development and
commercialisation of additional products;

•

The potential of Prialt as an intrathecal
treatment for severe pain;

•

Our ability to maintain sufficient cash,
liquid resources, and investments and
other assets capable of being liquidated
to meet our liquidity  requirements;

•

Whether restrictive covenants in our
debt obligations will adversely affect us;

•

Competitive developments affecting
our products, including the introduction
of generic competition following the
scheduled loss of patent protection or
marketing exclusivity for our products;

•

Our ability to protect our patents and
other intellectual property;

•

Difficulties or delays in manufacturing;

•

Trade buying patterns;

•

Pricing pressures and uncertainties
regarding healthcare reimbursement
and reform;

•

The failure to comply with anti-kickback
and false claims laws in the United
States;

•

Risks from potential environmental
liabilities

•

Failure to comply with our reporting and
payment obligations under Medicaid or
other government programmes;

•

Exposure to product liability risks;

•

An adverse effect that could result from
the purported class action lawsuits
initiated following the voluntary
suspension of the marketing and
clinical dosing of Tysabri;

•

Extensive government regulation;

•

The volatility of our share price; and

•

Some of our agreements that may
discourage or prevent someone from
acquiring us.

Financial Review

Introduction

This Annual Report for the year ended 31 December 2004 meets the reporting requirements pursuant to Irish company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (the “Listing Rules”).

This financial review primarily discusses:

•	Completion of recovery plan;
•	Current focus of operations;
•	Critical accounting policies;
•	The results of operations for the year ended 31 December 2004 compared to the year ended 31 December 2003;
•	Segment analysis;
•	Our financial position, including capitalisation and liquidity; and
•	Post balance sheet events.

Completion of Recovery Plan

In February 2004, we completed the restructuring of our business in order to meet our financial commitments. The principal elements and outcome of the recovery plan were:

•	A focus on three core therapeutic areas: neurodegenerative diseases, autoimmune diseases and severe pain;
•

The divestment of financial assets, non-core businesses, products and assets targeting proceeds of $1.0 billion in the first nine months of the recovery plan and a further $500.0 million by the end of 2003. The total target of $1.5 billion was exceeded six months ahead of schedule, and by the end of the recovery plan gross consideration of $2.1 billion was achieved;

•	To meet our financial obligations. Contractual and potential future payments were reduced by $2.5 billion during the course of the recovery plan;
•

The implementation of a cost reduction programme through headcount and infrastructure reductions and business rationalisations. At the completion of the recovery plan, headcount had been reduced to less than 2,000 from approximately 4,700 in July 2002; and

•

A review of our business venture portfolio to conserve cash and reflect the reduced scope of our activities. As a result, we decided to restructure or terminate substantially all of our business ventures with the aim of substantially reducing or eliminating future cash outlays. All business ventures have been terminated, restructured or are now inactive. As a consequence, we do not expect to provide any additional financing to the business ventures and business venture parents. For additional information on the business ventures, please refer to Note 27 to the Consolidated Financial Statements.

Current Focus of Operations

We are now focused clearly on three core therapeutic areas: neurodegenerative diseases, autoimmune diseases and severe pain. Due to the number of product and business divestments since the beginning of 2002, our financial performance in historical years is of limited comparable relevance to an understanding of our future prospects. Near term, we are focusing our development, sales and marketing resources on Tysabri for MS and Crohn’s disease, and Prialt, for severe pain. In November and December 2004, the FDA approved Tysabri for MS treatment and Prialt for severe pain treatment, respectively. In February 2005, the European Commission granted marketing approval for Prialt for the treatment of severe, chronic pain in patients who require intrathecal analgesia. In addition, we are continuing our research of neurodegenerative diseases, including MS, rheumatoid arthritis, Alzheimer’s disease and Parkinson’s disease.

On 28 February 2005, we and Biogen Idec announced the voluntary suspension of marketing and clinical dosing of Tysabri. On 30 March 2005, we and Biogen Idec announced that our ongoing safety evaluation of Tysabri led to a previously

Elan Corporation, plc 2004 Annual Report	27

diagnosed case of malignant astrocytoma being reassessed as PML in a patient in an open label Crohn’s disease clinical trial. The patient had received doses of Tysabri over an 18 month period. The patient died in December 2003.

We are working with leading experts, regulatory agencies and the clinical investigators to investigate these serious adverse events and to determine the appropriate path forward.

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgements. Estimates are used in determining items such as the carrying values of intangible assets, the carrying values of financial assets, the accounting for contingencies and estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Intangible Assets and Impairment

We assess the carrying value of intangible assets annually, using discounted cash flows and net realisable values (estimated sales proceeds less costs to sell). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third party interest in our intangible assets and market conditions.

In July 2002, we began a recovery plan. As a result of certain actions relating to the plan, we recorded material impairment charges of $Nil and $189.5 million in 2004 and 2003, respectively. For additional information on these impairment charges, please refer to Note 4 to the Consolidated Financial Statements. Where the carrying value of intangible assets exceeded their recoverable amounts, the carrying values of those intangible assets have been written down to their recoverable amounts. Total goodwill and other intangible assets amounted to $1,019.5 million at 31 December 2004 (2003: $1,252.4 million). If we were to use different estimates, particularly with respect to expected proceeds from divestments, the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

At 31 December 2004, we have $46.6 million of intangible assets and goodwill and $1.9 million of inventory relating to Tysabri. As a result of the voluntary suspension of the marketing and clinical dosing of Tysabri in February 2005, we have reassessed our periodic review of goodwill and other intangible assets for impairment. Our reassessment does not indicate impairment at this stage in relation to these assets. However, should new information arise, we may need to reassess goodwill and other intangible assets in light of the new information and we may then be required to take impairment charges related to goodwill and/or other intangible assets.

Financial Assets and Impairment

We carry financial assets, primarily investments in emerging drug delivery, pharmaceutical and biotechnology companies, at cost less provision for impairment in value. The carrying values of financial assets are assessed using established financial methodologies, including quoted market prices for quoted equity securities. Private equity investments and non-traded securities of public entities are typically assessed using methodologies such as the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, and an assessment of the impact of general private equity market conditions. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company. Different market conditions, negative developments or news affecting a specific investee could result in a material impairment charge for the applicable investment. Fixed and current financial assets amounted to $91.9 million at 31 December 2004 (2003: $494.5 million). For additional information on these investment charges, gains and losses, please refer to Note 13 to the Consolidated Financial Statements. We believe that we have used reasonable estimates in assessing the carrying values of our financial assets.

Exceptional Items

Exceptional items are material events or transactions that individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. We believe that we have used reasonable judgements in determining

28	Elan Corporation, plc 2004 Annual Report

Financial Review

exceptional items. Exceptional items include gains on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions. These items have been treated consistently from period to period. We believe that the disclosure of exceptional items is meaningful because it provides additional information.

Contingencies Relating to Actual or Potential Administrative Proceedings

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, as described in Note 26 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. If an unfavourable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and provide for the most probable loss within the range. If no amount within the range is deemed more probable, we provide for the minimum amount within the range. If neither a range of loss or a minimum amount of loss is estimatable, then appropriate disclosure is given, but no provision is recorded. As at 31 December 2004, we had provided for $63.4 million (which includes $55.0 million in relation to settlement of the SEC investigation and shareholder class actions), representing our estimate of the costs for the current resolution of these matters. We developed these estimates in consultation with outside counsel handling our defense in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We believe that the legal contingency provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.

Revenue—Discounts, Sales Returns, Rebates and Charge-backs

Estimated sales returns, pursuant to rights of return granted to our customers, are reflected as a reduction of revenue in the same period that the related sales are recorded. The sales returns provisions are based on actual experience, although in certain situations, for example, a new product launch or at patent expiry, further judgement may be required. Additionally, revenue is also recorded net of provision, made at the time of sale, for estimated cash discounts, rebates and charge-backs. These amounts are included in other current liabilities (rebates) or deducted from trade debtors (other discounts). Discounts, sales returns, rebates and charge-backs that require the use of judgement in the establishment of the accrual include Medicaid, managed care, long-term care, hospital and various other government programmes. We enter into contracts with managed care organisations to provide access to our products. Based on a managed care organisation’s market share performance and utilisation of our products, the organisation receives rebates from us. In addition, we are bound by certain laws and regulations to provide products at a discounted rate to Medicaid recipients. Medicaid rebates are paid to each state in the United States based on claims filed by pharmacies that provide our products to Medicaid recipients at the reduced rate. Charge-backs are reimbursements to wholesalers for sales to third parties at reduced prices. Cash discounts are provided to customers that pay their invoice within a certain time period. Discounts, sales returns, rebates and charge-backs are primarily based upon historical rebate and discount payments made to our customer segment groups. These amounts are calculated based upon a percentage of sales for each of our products as defined by the statutory rates and the contracts with our various customer groups. The nature of estimating discounts, sales returns, rebates and charge-backs is complex and subject to change. However, we believe that we have used reasonable judgements in assessing our estimates.

For additional information regarding our significant accounting policies, please refer to Note 1 to the Consolidated Financial Statements.

Elan Corporation, plc 2004 Annual Report	29

Results of Operations for the Years Ended 31 December 2004 and 2003

			2004			2003
	Before Exceptional Items $m	Exceptional Items $m	Total $m	Before Exceptional Items $m	Exceptional Items $m	Total $m
Revenue—continuing operations	374.7	—	374.7	309.6	—	309.6
Revenue—discontinued	89.3	—	89.3	452.5	—	452.5
Total revenue	464.0	—	464.0	762.1	—	762.1
Cost of sales	184.2	—	184.2	342.6	6.9	349.5
Gross profit/(loss)	279.8	—	279.8	419.5	(6.9)	412.6
Selling, general and administrative expenses	375.1	35.7	410.8	470.3	546.0	1,016.3
Research and development expenses	259.0	—	259.0	307.6	23.8	331.4
Operating loss— continuing operations	(360.9)	(35.7)	(396.6)	(367.3)	(384.4)	(751.7)
Operating profit/(loss)— discontinued	6.6	—	6.6	8.9	(192.3)	(183.4)
Operating loss	(354.3)	(35.7)	(390.0)	(358.4)	(576.7)	(935.1)
Share of losses of associates	(1.9)	—	(1.9)	(8.1)	—	(8.1)
Gain on disposal of businesses	—	67.5	67.5	—	293.3	293.3
Profit/(loss) on ordinary activities before interest and tax	(356.2)	31.8	(324.4)	(366.5)	(283.4)	(649.9)
Net interest and other expense	(47.1)	—	(47.1)	(167.9)	(19.6)	(187.5)
Profit/(loss) on ordinary activities before tax	(403.3)	31.8	(371.5)	(534.4)	(303.0)	(837.4)
Tax on profit/(loss) on ordinary activities	3.2	—	3.2	22.0	—	22.0
Profit/(loss) on ordinary activities after tax	(400.1)	31.8	(368.3)	(512.4)	(303.0)	(815.4)
Retained profit/(loss) for the year	(400.1)	31.8	(368.3)	(512.4)	(303.0)	(815.4)
Basic and diluted loss per Ordinary Share			$(0.94)			$(2.29)
Weighted average number of Ordinary Shares outstanding (millions)			390.1			356.0

30	Elan Corporation, plc 2004 Annual Report

Financial Review

Revenue

Product Revenue	2004 $m	2003 $m	% increase/ (decrease)
(A) Revenue from Retained Products(1)
Maxipime	117.5	109.1	8%
Azactam	50.6	45.1	12%
Tysabri	6.4	—	100%
Contract manufacturing and royalties	126.6	117.7	8%
Total Revenue from Retained Products	301.1	271.9	11%
(B) Revenue from Divested Products(2)
Skelaxin(3)	—	60.2	(100%)
Sonata(3)	—	48.2	(100%)
Diagnostics	—	9.0	(100%)
Pain Portfolio(4)	—	68.0	(100%)
European business(5)	10.9	112.4	(90%)
Zonegran(6)	41.2	80.7	(49%)
Frova(7)	10.3	37.5	(73%)
Myobloc(8)	7.3	14.9	(51%)
Zanaflex(9)	6.3	(5.1)	224%
Other	12.8	14.9	(14%)
Total Revenue from Divested Products	88.8	440.7	(80%)
Total Product Revenue	389.9	712.6	(45%)
Contract Revenue – research revenue and milestones	74.1	49.5	50%
Total Revenue	464.0	762.1	(39%)
(1)	Products described as “Retained Products” include products or businesses not divested and not subject to divestment agreements.
(2)	Products described as “Divested Products” include products or businesses divested since the beginning of 2003.
(3)

In June 2003, we sold our primary care franchise, principally consisting of our U.S. and Puerto Rican rights to Skelaxin and Sonata, related inventory and related rights to enhanced formulations of these products, to King.

(4)	Sold to aaiPharma in December 2003.
(5)	Sold to Zeneus in February 2004.
(6)	Sold to Eisai in April 2004.
(7)	Sold our commercialisation rights in North America for Frova to Vernalis in May 2004. Frova was launched in the United States in May 2002 under a co-promotion agreement with UCB.
(8)	Sold to Solstice in July 2004.
(9)	Sold to Acorda Therapeutics, Inc. (“Acorda”) in July 2004.

Product Revenue

(A) Revenue from Retained Products

Total revenue from retained products increased to $301.1 million in 2004 from $271.9 million in 2003, an increase of 11%. The increase primarily reflected the growth in prescriptions and demand for Maxipime and Azactam, growth in contract manufacturing and royalties and initial sales of Tysabri. The basic patent on Maxipime expires in March 2007 and the patent on Azactam expires in October 2005. Two U.S. patents covering Maxipime formulations may provide patent protection until 2008. The expiration of these patents is expected to result in generic competition for these products, which could adversely impact future revenues.

As reported by IMS Health National Sales Perspectives, Maxipime prescription demand for 2004 increased by 14% over 2003, while revenues increased from $109.1 million to $117.5 million, or 8%. Azactam prescription demand for 2004 increased by 12% over the same period in 2003, corresponding to increased revenues from $45.1 million to $50.6 million, or 12%. The difference between prescription and revenue growth rates is due to changing wholesaler inventory levels.

Elan Corporation, plc 2004 Annual Report	31

The FDA granted accelerated approval of Tysabri in late November 2004 for the treatment of patients in the U.S. with all forms of relapsing remitting MS. Revenue from Tysabri amounted to $6.4 million in 2004. The marketing and clinical dosing of Tysabri was voluntarily suspended in February 2005.

Contract manufacturing and royalty revenues are as follows:

	2004 $m	2003 $m	% increase/ (decrease)
Verelan	27.8	38.2	(27)%
Diltiazem	15.9	20.3	(22)%
Skelaxin	12.2	7.4	65%
Other	70.7	51.8	36%
Total	126.6	117.7	8%

Contract manufacturing and royalty revenue comprises revenue earned from products we manufacture for third parties, and royalties we earn on sales by third parties of products that incorporate our technologies. Contract manufacturing and royalty revenues increased 8% from $117.7 million in 2003 to $126.6 million in 2004. The increase was primarily related to additional manufacturing activities. Aside from Verelan, Diltiazem and Skelaxin, no other single product accounted for more than 10% of our contract manufacturing and royalty revenues in either 2004 or 2003.

(B) Revenue from Divested Products

In June 2003, we completed the sale of our primary care franchise, principally our rights to Skelaxin and Sonata, to King. We did not report any product revenue from sales by us of Skelaxin and Sonata during 2004 (2003: $108.4 million). Following divestment, we earn royalties on sales of Skelaxin by King. This amounted to $12.2 million in 2004 (2003: $7.4 million).

In December 2003, we announced the completion of the sale of the Pain Portfolio to aaiPharma. Product revenue from the Pain Portfolio was $Nil for 2004 (2003: $68.0 million).

In February 2004, we completed the sale of our European sales and marketing business to Zeneus. Product revenue for the divested European business was $10.9 million for 2004 (2003: $112.4 million).

In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai. Zonegran generated product revenue of $41.2 million for 2004 (2003: $80.7 million).

In May 2004, we terminated our development and licence agreements with Vernalis regarding Frova. Vernalis purchased our commercialisation rights in North America for $55.0 million. At closing, we terminated our co-promotion agreement with UCB for approximately $10.0 million. Frova generated product revenue of $10.3 million for 2004 (2003: $37.5 million).

Contract Revenue

Research revenue and milestones totaled $74.1 million in 2004 compared to $49.5 million in 2003, an increase of 50%. The increase primarily reflects increased activity coupled with the timing of the achievement of milestones, principally related to the milestone payments of $14.0 million (2003: $Nil) for Tysabri from Biogen Idec.

Major Customers

McKesson Corporation (“McKesson”), Amerisource Bergen Corporation (“Amerisource Bergen”) and Cardinal Health, Inc. (“Cardinal Health”), all of which are drug wholesalers, accounted for approximately 20%, 20% and 19%, respectively, of our total revenue for 2004. McKesson, Cardinal Health and Amerisource Bergen accounted for approximately 16%, 20% and 16%, respectively, of our total revenue for 2003. No other customer accounted for more than 10% of revenue in 2004 or 2003.

Cost of Sales

Cost of sales, after exceptional items, decreased by 47% to $184.2 million for 2004 from $349.5 million for 2003. There were no exceptional items in 2004 compared to $6.9 million in 2003. Gross margin on total revenue, after exceptional items, was

32	Elan Corporation, plc 2004 Annual Report

Financial Review

60% for 2004 compared to 54% for 2003. Gross margin on product revenue, after exceptional items, increased to 53% in 2004 from 51% in 2003. This was primarily due to the elimination of royalties paid to Pharma Marketing Ltd. (“Pharma Marketing”) in 2004 (2003: $43.3 million). There were no direct cost of sales related to our royalty revenue in 2004 and 2003.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses, after exceptional items, decreased by 60% to $410.8 million for 2004 from $1,016.3 million for 2003. The decrease was 20% before exceptional items of $35.7 million for 2004 and $546.0 million for 2003, reflecting the overall reduction in our activities as a result of the business and product divestments in both 2004 and 2003, offset by the costs of certain commercialisation activities related to the launch of Tysabri. We incurred approximately $35.0 million of launch costs in the fourth quarter of 2004 on Tysabri.

Research and Development Expenses

R&D expenses, after exceptional items, decreased by 22% to $259.0 million for 2004 from $331.4 million for 2003. The decrease reflects the reduction in the scope of our R&D activities as a result of the divestment of certain businesses and products, the termination of certain R&D activities, and the refocusing of our efforts on key programmes: Tysabri, Prialt and Alzheimer’s disease. There were no exceptional items in 2004 compared to $23.8 million in 2003.

Exceptional Items

Exceptional items are material events or transactions that individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

Exceptional items include gains and losses on the disposal of businesses, tangible and intangible assets impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions, including shareholder class action litigation and the SEC investigation. These items have been treated consistently from period to period. We believe that the disclosure of exceptional items is meaningful because it provides additional information.

2004

In 2004, we recognised net exceptional gains of $31.8 million. The exceptional items for 2004 primarily relate to completion of our recovery plan, gains and losses on the disposal of businesses, SEC investigation and shareholder class action lawsuit settlements, and insurance. Exceptional items were as follows:

	Selling, General and Administrative (A) $m	Other Ordinary Activities (B) $m	Total $m
SEC investigation and shareholder class action settlements	56.0	—	56.0
Insurance	(21.0)	—	(21.0)
Gain on disposal of businesses	—	(67.5)	(67.5)
Other	0.7	—	0.7
Net exceptional charges/(gains)	35.7	(67.5)	(31.8)

(A) Selling, General and Administrative

During 2004, we recorded $56.0 million related to litigation provisions and costs related to the SEC investigation and the related shareholder class action lawsuit. The expense recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to the settlement of the SEC investigation and the shareholder class action lawsuit.

We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results, with respect to our investments in certain business ventures and business venture parents and the licence fees and research revenues received

Elan Corporation, plc 2004 Annual Report	33

from the business ventures; the accounting for proceeds from our sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that we entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain of our officers; and certain alleged related-party transactions. We agreed to settle the action in October 2004. Under the proposed class action settlement, all claims against us and the other named defendants would be dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the proposed settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court would award attorneys’ fees to plaintiffs’ counsel, and $35.0 million of which would be paid by our insurance carrier. The terms of the settlement are subject to final court approval.

We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in such class action. We provisionally settled the investigation in October 2004. The SEC formally approved the settlement in February 2005. Under the agreement reached with the SEC, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgement restraining and enjoining us from future violations of these provisions. In addition, under the final judgement, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.

For additional information on litigation which we are involved, please refer to Note 26 to the Consolidated Financial Statements.

In December 2004, we reorganised our product liability insurance arrangements to enable us to self-insure certain limited historical risks. As a result, we recorded a gain of $21.0 million, net of related provisions, for insurance premiums rebated to us as we have agreed to assume the insurance risk previously covered by our insurance provider.

(B) Other Ordinary Activities

In March 2004, we announced an agreement with Eisai for the sale of our interests in Zonegran in North America and Europe. The sale of Zonegran to Eisai closed in April 2004 for a total consideration of $130.5 million before making a $17.0 million payment to Dainippon related to the assignment of the Zonegran licence agreements. The gain from this transaction amounted to $48.0 million. We may receive additional consideration related to Zonegran of up to $110.0 million from Eisai through 1 January 2006. The deferred consideration will be recorded as a gain if and when it is earned and entitled to be received. These payments are contingent on Zonegran receiving marketing approval in Europe ($25.0 million) and no generic zonisamide being introduced in the U.S. market before 1 January 2006 ($85.0 million). The $85.0 million will be paid in instalments on various dates up to 1 January 2006 assuming no generic zonisamide has been introduced in the U.S. market as of such dates. On 16 March 2005, Eisai announced the EU granted the marketing authorisation approval for Zonegran and, as a result, we received $25.0 million from Eisai in March 2005. In addition, as no generic zonisamide had been launched in the U.S. market by 31 March 2005, we received $17.0 million of the $85.0 million from Eisai in April 2005.

We licenced exclusive North American sales and distribution rights for Frova in October 1998 from Vernalis. Frova is a 5HT1B/1D agonist used as an anti-migraine therapy. In November 2001, the FDA approved Frova for the acute treatment of migraine. In 2004, we terminated the development and licence agreements with Vernalis regarding Frova and Vernalis purchased our commercialisation rights in North America for Frova resulting in a net gain of $20.9 million.

In February 2004, we sold our European sales and marketing business to Zeneus for net cash proceeds of $93.2 million, resulting in a loss of $6.5 million. We received an additional $6.0 million relating to this transaction in February 2005. Approximately 180 employees of our European sales and marketing business transferred to Zeneus.

In addition, we sold a number of less significant businesses resulting in a net gain of $5.1 million.

2003

In 2003, we incurred net exceptional charges of $303.0 million.

The exceptional items for 2003 mainly relate to the implementation of our recovery plan. On 31 July 2002, we announced a recovery plan to restructure our businesses, assets and balance sheet. We decided to focus on three core therapeutic areas. These are neurodegenerative diseases, autoimmune diseases and severe pain. A key element of the recovery plan was the divestment of businesses and products.

34	Elan Corporation, plc 2004 Annual Report

Financial Review

The exceptional charges and revenue in 2003 mainly relate to the:

•	Sale of businesses. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts;
•	Discontinuance of businesses;
•	Rationalisation and restructuring expenses incurred from a reduction in the scope of our activities, a reduction in employee numbers and related write-downs in the carrying value of assets; and
•	Simplification of our business such as the termination of the Pharma Marketing risk-sharing arrangement.

These exceptional costs have been included under the statutory format headings to which they relate analysed as follows:

	Cost of Sales (A) $m	Selling, General and Administrative (B) $m	Research and Development (C) $m	Other Ordinary Activities (D) $m	Net Interest (E) $m	Total $m
Acquired intellectual property (‘‘acquired IP’’) and goodwill impairment:
Europe	—	108.2	—	—	—	108.2
Dura Pharmaceuticals Inc (‘‘Dura’’)	—	16.2	—	—	—	16.2
Nanosystems LLC (‘‘Nanosystems’’)	—	11.7	—	—	—	11.7
Total acquired IP and goodwill impairment	—	136.1	—	—	—	136.1
Product impairments:
Myobloc	—	37.1	—	—	—	37.1
All others	—	9.2	7.1	—	—	16.3
Total product impairments	—	46.3	7.1	—	—	53.4
Purchase of Pharma Marketing royalty rights	—	297.6	—	—	—	297.6
Severance/relocation costs	4.1	25.1	8.2	—	—	37.4
Tangible fixed asset write-downs	3.4	9.3	1.7	—	—	14.4
Gain on disposal of businesses	—	—	—	(293.3)	—	(293.3)
Waiver fee to EPIL II/III noteholders	—	—	—	—	16.8	16.8
Profit on repurchase of LYONs	—	—	—	—	(1.6)	(1.6)
Other	(0.6)	31.6	6.8	—	4.4	42.2
Net exceptional (gains)/charges	6.9	546.0	23.8	(293.3)	19.6	303.0

(A) Cost of Sales

Exceptional cost of sales include $3.4 million on the impairment of certain manufacturing fixed assets, severance/relocation costs of $4.1 million and other exceptional cost of sales of $(0.6) million.

(B) Selling, General and Administrative

Exceptional SG&A expenses were $546.0 million. $182.4 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. $297.6 million relates to the purchase of royalty rights from Pharma Marketing. For additional information on the purchase of royalty rights from Pharma Marketing, please refer to Note 25 to the Consolidated Financial Statements. Other exceptional SG&A expenses were $66.0 million. These include tangible fixed asset write-downs of $9.3 million, severence/relocation costs of $25.1 million and similar costs arising from the restructuring of the Elan as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

In February 2004, we completed the sale of our European sales and marketing business to Zeneus, which had been announced in December 2003. As a result, the related intangibles were written down to their net realisable value at 31 December 2003. This resulted in an impairment to goodwill of $108.2 million. The other goodwill impairment charge of

Elan Corporation, plc 2004 Annual Report	35

$16.2 million related to Dura. Impairment charges to acquired IP arising from the acquisition of Nanosystems was $11.7 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for Myobloc amounted to $37.1 million. Other impairments to patents and licences totalled $9.2 million. Each of these impairments arose due to changed expectations for the related products.

(C) Research and Development

Exceptional R&D expenses were $23.8 million. These mainly relate to product impairments of $7.1 million, severance/relocation costs of $8.2 million and similar costs arising from our restructuring as part of the recovery plan.

(D) Other Ordinary Activities

We recognised a gain of $293.3 million on the sale of certain businesses as part of our recovery plan. In June 2003, we completed the sale of our primary care franchise, comprising of Skelaxin and Sonata, to King. On completion, we received a net cash payment of $510.9 million from King, representing the total consideration, before agreed price adjustments and expenses. The gain amounted to $284.8 million. In July 2003, we sold a transdermal technology business to Nitto Americas for a cash consideration of $45.0 million before expenses. The loss amounted to $30.3 million. In December 2003, we completed the sale of the Pain Portfolio business to aaiPharma Inc. (“aaiPharma”). The total consideration was $101.8 million, comprising a cash payment to us of $50.4 million and the assumption, by aaiPharma, of $51.4 million of our product payment obligations to Roxane. We recorded a net gain of $40.2 million on the transaction. Other businesses divested by Elan in 2003 were its operations in the Philippines and Taiwan, a Spanish primary care business, a U.K. drug delivery business and an Italian manufacturing business. The total net loss on these divestments amounted to $1.4 million.

(E) Net Interest

Exceptional net interest and other expense amounted to $19.6 million.

This includes a net gain of $1.6 million on the repurchase of $1,323.4 million in principal amount at maturity of Liquid Yield Option Notes (“LYONs”). These LYONs, having an accreted value of $810.5 million at the date of purchase, were purchased at an aggregate cost of $803.4 million, resulting in the net gain of $1.6 million after related costs. For further information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

On 10 November 2003, we announced that we had successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% guaranteed convertible notes (“6.5% Convertible Notes”). In connection with this offering a waiver fee of $16.8 million was paid to the holders of the EPIL II Notes and EPIL III Notes.

Net Interest and Other Expense

Net interest and other expense was $47.1 million for 2004, compared to $187.5 million for 2003, principally due to higher net gains on financial assets and lower investment impairments in 2004 compared to 2003.

Interest payable and similar charges decreased by 31% to $228.1 million for 2004 from $331.7 million for 2003, primarily reflecting investment related charges of $74.7 million and debt interest charges of $142.0 million in 2004 compared with $120.4 million and $124.1 million, respectively, in 2003. The investment related charges reflect permanent impairments to the value of a number of investments, mainly in privately held biotech companies.

Income from financial assets increased by 26% to $181.0 million for 2004 from $144.2 million for 2003. Interest and other income decreased to $24.8 million for 2004 from $32.1 million in 2003, reflecting reduced investment income during 2004. Net gains on financial assets amounted to $156.2 million in 2004 (2003: $106.3 million), primarily reflecting gains on the disposal of investments in Warner Chilcott, plc of $43.6 million, DOV Pharmaceuticals Inc. of $49.1 million and Atrix Laboratories Inc. of $27.7 million. Net gains on financial assets of $106.3 million in 2003 primarily relates to a gain of $72.3 million on the disposal of our investment in Ligand Pharmaceuticals, Inc. (“Ligand”). For additional information regarding net interest and other expense, please refer to Note 5 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 16 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.

Taxation

We had a net tax benefit of $3.2 million for 2004, compared to a net a tax benefit of $22.0 million for 2003. The tax benefits reflected tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign

36	Elan Corporation, plc 2004 Annual Report

Financial Review

withholding tax and the availability of tax losses. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 8 to the Consolidated Financial Statements.

Discontinued Operations

Under Irish GAAP, a discontinued operation is classified as an operation of the business which is: (i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end; (ii) the former activities have ceased permanently; (iii) the operation had a material effect on the nature and focus of the business; and (iv) its financial results are clearly distinguishable.

In the first quarter of 2004, we concluded our recovery plan with the sale of our European sales and marketing infrastructure. Subsequently, we sold several pharmaceutical products and businesses, including Frova, Zonegran, Myobloc, Zanaflex, Naprelan and other non-promoted pharmaceutical products. The results of these operations together with those of other business divestments and closures made during the recovery plan have been reported separately as discontinued operations for 2004 and for comparative years. Other divestments and closures include the sale of our diagnostic businesses, the return of the dermatology products to GlaxoSmithKline, plc (“GSK”), the Abelcet business, the sale of the primary care franchise to King, the sale of the Pain Portfolio to aaiPharma and the sale or closure of a number of drug delivery businesses including the sale of a transdermal technology business, the closure of our medipad business and our research facility in Princeton and the sale of a U.K. drug delivery business.

For additional information on discontinued operations, please refer to Note 7 to the Consolidated Financial Statements.

Retained Loss

Retained loss for the year, after exceptional items, was $368.3 million for 2004, compared to a retained loss of $815.4 million for 2003. Before exceptional items, retained loss was $400.1 million for 2004, compared to a retained loss of $512.4 million for 2003. Basic and diluted loss per share was $0.94 for 2004 (2003: $2.29).

Segment Analysis

In 2002, we suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, an experimental immunotherapeutic that was under development for the treatment of Alzheimer’s disease, and the announcement of a profit warning and an investigation by the SEC. These disappointments ultimately led to a loss of confidence in us. To address these issues, we began a recovery plan in July 2002 to restructure our business in order to meet our financial commitments.

In February 2004, we announced the formal completion of our recovery plan. The recovery plan, which was announced on 31 July 2002, involved the restructuring of our businesses, assets and balance sheet; and resulted in gross consideration of $2.1 billion, ahead of the target of $1.5 billion. With the completion of the recovery plan, the operations of Core Elan and Elan Enterprises were reorganised into two business units: Biopharmaceuticals and GS&O. In this reorganisation, our Core Elan business, with the exception of its drug delivery businesses, now forms the Biopharmaceuticals business unit. The remaining businesses in Elan Enterprises, comprising principally drug delivery businesses, were amalgamated with the drug delivery business from Core Elan to form GS&O.

Biopharmaceuticals engages in research, development and commercial activities and includes our autoimmune diseases franchise, our pain franchise, our neurodegenerative diseases franchise, and our commercial group for hospital products. GS&O focuses on product development and manufacturing to provide technology platforms that addresses the drug delivery challenges of the pharmaceutical industry.

All prior period financial information has been reclassified to reflect the new basis of segmentation.

Our total revenue of $464.0 million (2003: $762.1 million) was comprised of revenue from Biopharmaceuticals and GS&O of $300.9 million (2003: $612.6 million) and $163.1 million (2003: $149.5 million), respectively. Our operating loss of $390.0 million (2003: $935.1 million) was primarily comprised of operating losses incurred by Biopharmaceuticals and GS&O of $319.3 million (2003: $796.7 million) and $26.4 million (2003: $108.9 million), respectively.

Elan Corporation, plc 2004 Annual Report	37

Biopharmaceuticals’ revenue decreased 51% to $300.9 million in 2004 from $612.6 million in 2003, primarily due to product and business disposals. Biopharmaceuticals operating loss before exceptional items increased 13% to $316.9 million from $281.2 million in 2003 due to the disposal of products and businesses. Exceptional charges decreased to $2.4 million in 2004 from $515.5 million in 2003, primarily relating to the purchase of royalty rights from Pharma Marketing and asset impairments in 2003.

GS&O revenue increased 9% to $163.1 million in 2004 from $149.5 million in 2003. GS&O operating loss before exceptional items decreased to $30.3 million in 2004 from $71.9 million in 2003, primarily due to the decrease in our expenses as a result of the business and product divestments in 2004. Exceptional gains decreased to $3.9 million in 2004 from $37.0 million in 2003, primarily reflecting the completion of the recovery plan in early 2004.

For additional information regarding our reportable segments, please refer to Note 3 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid and capital resources at 31 December were as follows:

	2004 $m	2003 $m	Increase/ (Decrease)
Cash and liquid resources	1,540.3	831.8	85%
Shareholders’ equity	524.2	825.4	(36%)

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of equity securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds as at 31 December 2004 consisted of cash and cash equivalents of $1,540.3 million. Cash and cash equivalents at 31 December 2004 includes restricted cash of $192.7 million (2003: $33.1 million), of which $124.3 million is held by EPIL III and was reserved for the repayment of EPIL III Notes of $39.0 million due and repaid in full in March 2005. Following this debt repayment, the residual cash in EPIL III can be used for general corporate purposes. Restricted cash at 31 December 2004 also includes $40.0 million reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit and $28.4 million of pledged cash to secure certain letters of credit. The restricted cash as at 31 December 2003 of $33.1 million primarily consisted of $21.1 million held by EPIL II and EPIL III and $12.0 million of pledged cash to secure certain letters of credit.

At 31 December 2004, our shareholders’ equity was $524.2 million, compared to $825.4 million at 31 December 2003. The decrease is due primarily to our significant net loss from operations incurred during the year, offset by the proceeds from the exercise of share options in 2004.

38	Elan Corporation, plc 2004 Annual Report

Financial Review

Cash Flows

	2004 $m	2003 $m
Cash flows from operating activities	(216.5)	(239.5)
Cash flows from returns on investments and servicing of finance	(117.9)	(241.6)
Taxation	(0.6)	(8.9)
Cash flows from capital expenditure and financial investment	384.0	(211.3)
Cash flows from acquisitions and disposals	274.6	593.0
Cash flows from financing	383.3	(158.9)
Effect of exchange rate changes on cash	1.6	12.5
Net increase/ (decrease) in cash and liquid resources	708.5	(254.7)
Cash and liquid resources at beginning of year	831.8	1,086.5
Cash and liquid resources at end of year	1,540.3	831.8

The results of our cash flow activities for 2004 and 2003 are described below.

2004

Cash outflows from operating activities amounted to $216.5 million for 2004 compared to $239.5 million for 2003. The decrease in cash outflows from operating activities is principally due to changes in working capital acounts, including the decrease in debtors of $19.2 million, the decrease in stocks of $17.1 million, and the decrease in creditors of $16.5 million, as we completed our recovery plan.

Cash outflows from returns on investment and servicing of finance were $117.9 million for 2004 compared to $241.6 million for 2003. The 2003 outflows were higher principally due to a $115.9 million payment related to LYONs repurchases.

Cash inflows from capital expenditure and financial investment amounted to $384.0 million for 2004 compared to a cash outflow of $211.3 million in 2003, principally due to the payment of $297.6 million in 2003 to acquire product royalty rights from Pharma Marketing. Also included in cash from capital expenditure and financial investment is net cash expended to acquire tangible and intangible fixed assets of $54.8 million (2003: $150.6 million) and net cash received in relation to the sale of financial assets of $439.9 million (2003: $222.3 million).

Cash of $274.6 million was received from disposals in 2004, primarily from the disposal of Zonegran, Frova and the European business. Cash received from disposals in 2003 was $593.0 million, primarily from the disposal of the primary care business to King.

Our initial investment in business ventures and business venture parents, arising from the formation of business ventures, was $Nil in 2004 and 2003. We invested $Nil and $7.1 million in 2004 and 2003, respectively, in business venture parents, apart from such initial investment.

During 2004, we had net cash inflows from financing activities of $383.3 million, reflecting $1,125.1 million from the issuance of 7.75% Notes and Floating Rate Notes in November 2004 and $70.6 million of proceeds from the issuance of share capital, offset by the $450.0 million repayment of EPIL II Notes, the $351.0 million repayment of EPIL III Notes and repayment of loans of $11.4 million.

During 2003, we had net cash ouflows from financing activities of $158.9 million, primarily reflecting the repurchase of LYONs of $687.5 million (a further $115.9 million payment related to this LYONs repurchase is included as interest paid within returns on investments and servicing of finance), repayment of loans of $83.2 million, offset by net proceeds received of $443.9 million from the issuance of the 6.5% Convertible Notes, and $167.9 million from the issuance of share capital.

Elan Corporation, plc 2004 Annual Report	39

Debt Facilities

At 31 December 2004, we had long-term and convertible debt outstanding of $2,299.0 million under borrowing facilities.

•	EPIL III Notes due 2005	— $39.0 million;
•	6.5% Convertible Notes due 2008	— $460.0 million;
•	7.25% senior notes (“Athena Notes”) due 2008	— $650.0 million;
•	7.75% Notes due 2011	— $850.0 million; and
•	Floating Rate Notes due 2011	— $300.0 million.

During 2004 and at 31 December 2004, we were not, and are not currently, in violation of our debt covenants. At 31 December 2004, we had no undrawn debt facilities.

For additional information regarding outstanding debt, please refer to Note 16 to the Consolidated Financial Statements.

Product Acquisitions and Alliances

At 31 December 2004, we included in creditors $Nil (2003: $30.6 million) relating to future payments and/or future potential payments on products. Of the $30.6 million at 31 December 2003, we had accrued $19.4 million within creditors (within one year), including $15.6 million for Maxipime and Azactam and $11.2 million within creditors (after one year) for Frova. These amounts were paid and/or released during 2004.

Commitments and Contingencies

For information regarding commitments and contingencies, please refer to Note 23 to the Consolidated Financial Statements.

Contractual Obligations

The following table sets out, at 31 December 2004, our main contractual obligations due by period for debt principal and interest repayments and finance and operating leases. These represent the major contractual future payments that may be made by us. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets.

Contractual Obligations	Total $m	Less than 1 Year $m	1-3 Years $m	4-5 Years $m	After 5 Years $m
EPIL III Notes	39.0	39.0	—	—	—
Athena Notes due 2008	650.0	—	—	650.0	—
6.5% Convertible Notes due 2008	460.0	—	—	460.0	—
7.75% Notes due 2011	850.0	—	—	—	850.0
Floating Rate Notes due 2011	300.0	—	—	—	300.0
Total debt principal obligations	2,299.0	39.0	—	1,110.0	1,150.0
Debt interest payments(1)	840.1	158.6	315.8	204.0	161.7
Finance lease obligations(2)	15.6	6.9	8.7	—	—
Operating lease obligations	150.1	18.4	30.8	34.1	66.8
Total contractual obligations	3,304.8	222.9	355.3	1,348.1	1,378.5

(1)

The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (“LIBOR”) plus 4.0%. To calculate our interest payment obligation, we used LIBOR at 31 December 2004.

(2)

In prior years we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us to require a net settlement of our obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $64.3 million at 31 December 2004 (2003: $63.8 million).

40	Elan Corporation, plc 2004 Annual Report

Financial Review

Our debt ratings as at 31 March 2005 are as follows:

	Standard & Poor’s Rating Services	Moody’s Investors Service
Athena Notes	B	B3
6.5% Convertible Notes	CCC+	Not rated
7.75 Senior Fixed Rate Notes	B	B3
Floating Rate Notes	B	B3

We believe that we have sufficient current cash, liquid resources and realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer-term liquidity requirements and debt repayments will need to be met out of future operating cash flows, financial and other asset realisations and future financing. However, events, including, a material deterioration in our operating performance as a result of our inability to reintroduce Tysabri to the market, or, even if it were reintroduced to the market, a substantial delay in such reintroduction or, even if Tysabri is timely reintroduced, a material impairment in our ability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from pending litigation or governmental investigations, failure to receive marketing approval for products under development or the occurrence of other circumstances or events, could materially adversely affect our ability to meet our longer-term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt (including the Athena Notes, the 6.5% Convertible Notes, the 7.75% Notes and the Floating Rate Notes), consider the sale of interests in subsidiaries, marketable investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Shareholders’ Funds

Shareholders’ funds at 31 December 2004 decreased to $524.2 million from $825.4 million at 31 December 2003, a decrease of $301.2 million, primarily due to $368.3 million in retained loss for the year, offset by the proceeds from the exercise of share options in 2004.

Capital Expenditures and Investment

The decrease in intangible fixed assets to $1,019.5 million at 31 December 2004 from $1,252.4 million at 31 December 2003 primarily reflects disposals of $150.3 million, and amortisation charges of $109.3 million. The decrease in tangible fixed assets to $346.2 million at 31 December 2004 from $372.2 million at 31 December 2003 primarily reflects the disposal of and impairments to assets as part of our recovery plan, along with the depreciation charge for the year. The decrease in non-current financial fixed assets to $91.9 million at 31 December 2004 from $407.9 million at 31 December 2003 primarily reflects impairment charges of $74.7 million and disposals/repayments of $286.0 million, offset by additions/conversions of $43.3 million. Our capital expenditures during 2004 amounted to $57.9 million (2003: $33.7 million).

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long term strategic objectives.

Elan Corporation, plc 2004 Annual Report	41

Post Balance Sheet Events

On 28 February 2005, we and Biogen Idec announced the voluntary suspension of the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of PML, a rare and frequently fatal demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex.

On 30 March 2005, we and Biogen Idec announced that our ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label Crohn’s disease clinical trial. The patient had received eight doses of Tysabri over an 18 month period. The patient died in December 2003.

We are working with leading experts, regulatory agencies and the clinical investigators to investigate these serious adverse events and to determine the appropriate path forward.

Market Risk

Inflation

Inflation had no material impact on our operations during the year.

Exchange Risk

We are a multinational business operating in many countries. The U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the currency for financial reporting. We have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. We manage our non-U.S. dollar foreign exchange risk through derivative financial instruments. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. The treasury function operates within strict terms of reference that have been approved by our board of directors.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

At 31 December 2004, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business.

During 2004, average exchange rates were $1.24 = EUR1. We sell U.S. dollars to buy Euro for costs incurred in Euro. The recent strengthening of the Euro against the U.S. dollar will result in higher reported costs related to our Euro cost base in 2004 compared to 2003.

For additional information regarding foreign exchange risk, please refer to Note 21 to the Consolidated Financial Statements.

Interest Rate Risk on Debt

Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes issued in November 2004 and interest rate swaps entered into to convert $300.0 million of our fixed rate interest obligations related to the Athena Notes to variable rate interest obligations. Interest rate changes affect the amount of interest on our variable rate debt.

42	Elan Corporation, plc 2004 Annual Report

Financial Review

The table below summarises the market risks associated with our fixed and variable rate long-term and convertible debt outstanding at 31 December 2004:

	2005 $m	2006 $m	2007 $m	2008 $m	2009 $m	Thereafter $m	Total $m
Fixed rate debt (1)	39.0	—	—	810.0	—	850.0	1,699.0
Average interest rate	7.67%	—	—	6.94%	—	7.75%	7.37%
Variable rate debt (2)(3)	—	—	—	300.0	—	300.0	600.0
Average interest rate	—	—	—	5.95%	—	6.50%	6.23%
Total convertible debt and guaranteed notes	39.0	—	—	1 ,110.0	—	1,150.0	2,299.0
Average interest rate	7.67%	—	—	6.67%	—	7.42%	7.19%
(1)	Represents 87.0% of all outstanding convertible debt and guaranteed notes.
(2)	Represents 13.0% of all outstanding convertible debt and guaranteed notes.
(3)	Variable interest rates are based on LIBOR.

If market rates of interest on our variable rate debt, including the effect of the $300.0 million interest rate swap, increased by 10%, then the increase in interest expense on the variable rate debt would be $0.6 million annually. As at 31 December 2004, the fair value of our total convertible debt and guaranteed notes was $3,700.0 million. As a result of the voluntary suspension of the marketing and clinical dosing of Tysabri, the fair value of our convertible debt and guaranteed notes has declined significantly to $1,769.0 million as at 31 March 2005 primarily due to the decrease in the option value in the 6.5% Convertible Notes. See Notes 16 and 21 to the Consolidated Financial Statements for additional information on the convertible debt and guaranteed notes.

We held three interest rate derivatives associated with our fixed-rate, long-term debt outstanding at 31 December 2004 (in millions):

	2005 $m	2006 $m	2007 $m	2008 $m	2009 $m	Thereafter $m	Total $m	Fair Value $m
Interest Rate Swaps
Fixed to Variable	—	—	—	300.0	—	—	300.0	2.7
Average pay rate	—	—	—	5.55%	—	—	5.55%	—
Average receive rate	—	—	—	7.25%	—	—	7.25%	—

Interest Rate Risk on Debt

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

For additional information regarding interest rate risk, please refer to Note 21 to the Consolidated Financial Statements.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We do not believe that we have a significant exposure to any one financial counterparty.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

Liquidity Risk

For additional information regarding liquidity risk and for sensitivity analysis information, please refer to Note 21 to the Consolidated Financial Statements.

International Financial Reporting Standards

Under current European proposals, we will be required to adopt International Financial Reporting Standards (“IFRSs”) and International Accounting Standards (“IASs”) in the preparation of our Consolidated Financial Statements from 2005 onwards.

Elan Corporation, plc 2004 Annual Report	43

The international standard setter, the International Accounting Standards Board (“IASB”), has undertaken an extensive exercise to develop new standards and improve existing ones.

In order to manage the transition of financial reporting from Irish GAAP to international accounting, we have completed initial assessments of the impact on our results and net assets. Some of the principal policy and disclosure changes required under IFRS are set out below.

Share-based payments

The IASB issued IFRS 2 “Share-Based Payments” in February 2004, which is effective for periods beginning on 1 January 2005. IFRS 2 requires shared-based payments to be expensed based on fair value. We are currently evaluating the effect of adopting IFRS 2.

Business combinations, intangible assets and goodwill

Changes resulting from the transition to IFRS include the replacement of goodwill amortisation with an annual impairment test and a broader definition of “intangible assets” to be recognised at acquisition.

Financial instruments

The adoption of IAS 32 and 39 (revised) will require all derivatives to be recognised on the balance sheet at fair value. Subsequent changes in fair values are either taken to equity, if the criteria for hedge accounting are met, or to income. Previously, our forward currency contracts and interest rate swap derivatives, which qualified as hedges in accordance with Irish GAAP, were recognised in the profit and loss account as an offset to the related income or expense. We do not currently expect to apply hedge accounting to our forward contracts under IFRS. Any derivatives embedded within the terms of contractual commitments that are not considered closely related to the underlying host contract will also be separately identified and fair valued.

Deferred tax

Deferred tax is to be recognised at acquisition as part of the fair value exercise and will be provided on some balances previously excluded from provision under Irish rules such as revaluations and fair value adjustments.

Employee benefit schemes: post-retirement

IAS 19 requires companies to recognise the full deficit (or surplus) of defined benefit pension schemes on the balance sheet, but permits a choice post adoption of IFRS whereby companies can choose to either defer actuarial gains or losses within a defined range (the corridor approach) or can recognise all actuarial gains or losses directly through equity.

Presentation and disclosure of financial information

The transition to an international accounting framework will give rise to certain additional disclosures to the financial statements. There will also be some presentational changes. Financial statements will disclose a detailed reconciliation of reserve movements for the current year, with comparatives.

44	Elan Corporation, plc 2004 Annual Report

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2004.

Review of the Development of the Business

We are focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurodegenerative diseases, autoimmune diseases and severe pain. Our shares trade on the New York, London and Irish Stock Exchanges.

Elan Corporation, plc is the parent company of a group of subsidiaries whose principal activities are described in the Operating and Financial Reviews on pages 4 to 44 of this report.

Information on legal proceedings pending against Elan is contained in Note 26 to the Consolidated Financial Statements.

Post Balance Sheet Events

For information on post balance sheet events, please refer to Note 29 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2004, our expenditures on research and development, including exceptional items, amounted to $259.0 million compared to $331.4 million, including exceptional items, for the year ended 31 December 2003.

Financial Results and Dividends

The results for the year are set out beginning on page 61 of this Annual Report. The directors do not propose the payment of a dividend.

Presentation of Financial Statements

This Annual Report for the year ended 31 December 2004 is prepared in accordance with Irish GAAP and meets the reporting requirements pursuant to Irish company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (the “Listing Rules”). We also separately prepare a Form 20-F pursuant to the rules and regulations of the SEC in the United States and in accordance with U.S. GAAP, which differ in certain significant areas from Irish GAAP. The Form 20-F under U.S. GAAP is a separate document from this Annual Report.

Health and Safety

The well being of our employees is safeguarded through the strict adherence to health and safety standards. The Safety, Health and Welfare at Work Act, 1989, imposes certain requirements on employers and we have taken the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

Directors

Under the terms of our Articles of Association, one-third of the directors or, if their number is not a multiple of three, then the number nearest to one-third shall retire from office at each Annual General Meeting. The effect of this provision is that each of our directors retires no less than every third year and, occasionally, after two years. In accordance with our Articles of Association, Dr. Gillespie, Ms. Gray and Mr. McGowan and Mr. Thornburgh will retire at the 2005 Annual General Meeting. Dr. Gillespie, Ms. Gray and Mr. McGowan, being eligible, offer themselves for re-election. Mr. Thornburgh will not be seeking re-election and so will be retiring from the board effective from the conclusion of the 2005 Annual General Meeting. In addition to Mr. Thornburgh, Mr. Boushel and Mr. Groom have notified the Company that they will be retiring from the board effective from the conclusion of the 2005 Annual General Meeting.

Elan Corporation, plc 2004 Annual Report	45

Directors’ Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2004, including their spouses and children under eighteen years of age, were as follows:

	Ordinary Shares; Par Value 5 Euro Cents Each
	2004	2003
Kyran McLaughlin	—	—
Garo H. Armen, PhD.	270,000	270,000
Brendan E. Boushel	838,698	838,698
Laurence G. Crowley	12,000	—
William F. Daniel	50,000	50,000
Alan R. Gillespie, C.B.E. PhD.	132,000	120,000
Ann Maynard Gray	3,500	3,500
John Groom	776,720	510,000
G. Kelly Martin	257,500	257,500
Kieran McGowan	1,200	1,200
Kevin M. McIntyre, MD.	179,356	179,356
Dennis J. Selkoe, MD.	163,175	163,175
Richard L. Thornburgh	12,200	200

46	Elan Corporation, plc 2004 Annual Report

Directors’ Report

Directors’ Options

	At 31 December 2003	Granted	Exercised	At 31 December 2004	Weighted Average Exercise Price of Options Outstanding at 31 December 2004
Kyran McLaughlin	15,000	40,000	—	55,000	21.51
Garo H. Armen, PhD.	1,025,000	50,000	—	1,075,000	4.27
Brendan E. Boushel	25,000	40,000	—	65,000	22.35
Laurence G. Crowley	37,000	40,000	(12,000)	65,000	22.35
William F. Daniel	326,000	30,705	—	356,705	17.40
Alan R. Gillespie, C.B.E. PhD.	37,000	40,000	(12,000)	65,000	22.35
Ann Maynard Gray	5,000	40,000	—	45,000	20.56
John Groom	316,720	40,000	(266,720)	90,000	27.89
G. Kelly Martin	2,000,000	60,000	—	2,060,000	4.91
Kieran McGowan	15,000	40,000	—	55,000	21.51
Kevin M. McIntyre, MD.	25,000	40,000	—	65,000	22.35
Dennis J. Selkoe, MD.	108,648	40,000	(83,648)	65,000	22.35
Richard L. Thornburgh	37,000	40,000	(12,000)	65,000	22.35

Options outstanding at 31 December 2004 are exercisable at various dates between January 2005 and March 2014. The closing market price at 31 March 2005, on the New York Stock Exchange (“NYSE”), of our ADSs was $3.24. During the year ended 31 December 2004, the closing market price ranged from $7.06 to $30.09 per ADS.

The following changes in directors’ interests occurred between 31 December 2004 and 31 March 2005. On 9 February 2005, Mr. McLaughlin purchased 10,000 American Depositary Shares (“ADSs”), representing ordinary shares, par value |Hm0.05 each (“Ordinary Shares”). On 10 March 2005, options to purchase Ordinary Shares were granted to the following directors at the then market price of $7.47 per share: Mr. Martin 280,000 options; Dr. Armen, Mr. Boushel, Mr. Crowley, Dr. Gillespie, Ms. Gray, Mr. Groom, Mr. McGowan, Dr. McIntyre, Mr. McLaughlin, Dr. Selkoe and Mr. Thornburgh 7,500 options each, and Mr. Daniel 50,000 options.

Elan Corporation, plc 2004 Annual Report	47

Directors’ Remuneration

	Year Ended 31 December
Executive Directors:	2004 Salary/Fees $	2004 Annual Bonus $		2004 Pension $	2004 Benefit In Kind $	2004 Total $	2003 Total $
G. Kelly Martin	834,831	—	(1)	6,150	17,271	858,252	1,580,540
William Daniel	310,819	238,578		42,912	20,571	612,880	464,191
Total	1,145,650	238,578		49,062	37,842	1,471,132	2,044,731

(1)

Mr. Martin waived his 2004 performance cash bonus and on 10 March 2005 was granted 200,000 stock options with an estimated fair value of $900,000 at an exercise price of $7.47 per share in lieu of his cash bonus. Mr. Martin also received an annual grant of 80,000 stock options on the same date. For additional information on directors’ options, please refer to page 47.

	Year Ended 31 December
Non-Executive Directors:	2004 Fees $	2004 Annual Bonus $	2004 Pension $	2004 Benefit In Kind $	2004 Total $	2003 Total $
Kyran McLaughlin	96,250	—	—	—	96,250	85,000
Garo H. Armen, PhD.	300,000	—	—	—	300,000	240,000
Brendan E. Boushel	51,250	—	—	—	51,250	40,000
Laurence G. Crowley	76,250	—	—	—	76,250	65,000
Alan R. Gillespie, C.B.E. PhD.	63,750	—	—	—	63,750	53,859
Ann Maynard Gray	88,750	—	—	—	88,750	77,500
John Groom	51,250	—	200,000	—	251,250	240,000
Kieran McGowan	76,250	—	—	—	76,250	65,000
Kevin M. McIntyre, MD.	71,250	—	—	—	71,250	60,000
Dennis J. Selkoe, MD.	51,250	—	—	—	51,250	65,000
Richard L. Thornburgh	71,250	—	—	—	71,250	60,000
Daniel P. Tully(1)	88,750	—	—	—	88,750	77,500
Total	1,086,250	—	200,000	—	1,286,250	1,128,859
Average number of non-executive directors					12	12

(1)	Daniel P. Tully resigned as director on 1 November 2004.

On 12 February 2002, we entered into a consultancy agreement with Mr. Groom. Mr. Groom received $200,000 in 2002 under this consultancy agreement. Effective 1 July 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $200,000 per annum payable to Mr. Groom until 16 May 2008.

On 1 April 2002, we entered into a consultancy agreement with Dr. Selkoe. Dr. Selkoe is also a party to a consultancy agreement with Athena Neurosciences, Inc. (“Athena Neurosciences”). Under consultancy agreements, Dr. Selkoe received $76,200 in 2004 and $25,000 in 2003.

48	Elan Corporation, plc 2004 Annual Report

Directors’ Report

Payments to Former Directors:	2004 Total $	2003 Total $
Donal Geaney	660,304	1,122,082
Thomas Lynch	459,615	899,955
Donald Panoz	160,000	160,000
Nancy Panoz	25,000	25,000
Total	1,304,919	2,207,037

Mr Geaney and Mr Lynch resigned as chairman and vice chairman on 9 July 2002, respectively, as well as from their respective positions as officers of Elan. Under the terms of the agreements, Mr. Geaney and Mr. Lynch continued as employees of Elan as senior advisers to the chairman until 31 July 2004 at their then current base salaries and were entitled to continue to receive the pension and other benefits to which they were then entitled. They were not entitled to any bonuses during that time.

Board of Directors and Senior Management

Directors

Kyran McLaughlin (60) was appointed a director of Elan Corporation, plc in January 1998 and was appointed chairman of Elan Corporation, plc in January 2005. He is deputy chairman and head of capital markets at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Garo H. Armen, PhD (52) was appointed a director of Elan Corporation, plc in February 1994, and served as chairman of Elan Corporation, plc from July 2002 until January 2005. He has been chairman and chief executive officer of Antigenics, Inc. since its initial public offering in February 2000 and held the same positions in its predecessor, Antigenics, LLC since its formation in 1994. Previously, Dr. Armen was with Dean Witter Reynolds as a senior vice president of research and with E.F. Hutton & Company as first vice president, research.

Brendan E. Boushel (74) was appointed a director of Elan Corporation, plc in January 1980. From 1966 until his retirement in 1994, Mr. Boushel was a partner in the Irish law firm of T.T.L. Overend McCarron & Gibbons. Mr. Boushel also holds a number of private company directorships.

Laurence G. Crowley (68) was appointed a director of Elan Corporation, plc in March 1996. He is governor (chairman) of the Bank of Ireland. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

William F. Daniel (53) was appointed a director of Elan Corporation, plc in February 2003. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc.

Alan R. Gillespie, C.B.E. PhD (54) was appointed a director of Elan Corporation, plc in March 1996. He is chairman of Ulster Bank Limited. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (59) was appointed a director of Elan Corporation, plc in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

John Groom (66) was appointed a director of Elan Corporation, plc in July 1996 and served as president and chief operating officer from then until his retirement in January 2001. Mr. Groom was president, chief executive officer and director of Athena Neurosciences prior to its acquisition by us in 1996. Mr. Groom serves on the boards of Neuronyx Inc., Ligand, CV Therapeutics and Amarin Corporation plc (“Amarin”).

G. Kelly Martin (46) was appointed a director of Elan Corporation, plc in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of

Elan Corporation, plc 2004 Annual Report	49

the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (61) was appointed a director of Elan Corporation, plc in December 1998. From 1990 until his retirement in December 1998, he was chief executive of IDA Ireland. He is chairman of the Governing Authority of University College Dublin and is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, An Post National Lottery Company Ltd., and a number of private companies.

Kevin M. McIntyre, MD (69) was appointed a director of Elan Corporation, plc in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.

Dennis J. Selkoe, MD (61) was appointed a director of Elan Corporation, plc in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of, and consultant to, Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women’s Hospital.

The Honorable Richard L. Thornburgh (72) was appointed a director of Elan Corporation, plc in March 1996. He served as governor of Pennsylvania for two terms and as attorney general of the United States from 1988 to 1991. He is presently of counsel to the law firm of Kirkpatrick & Lockhart LLP in Washington, D.C. He was appointed lead independent director of Elan in May 2002.

Officers serve at the discretion of the board of directors. Directors of Elan Corporation, plc are compensated with fee payments and stock options (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

Senior Management

Paul Breen (48) is executive vice president, global services and operations. He joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company’s Irish operations. Mr. Breen holds a degree in science and is a graduate of University College Dublin.

Nigel Clerkin (31) was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard Collier (51) joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia Corporation (“Pharmacia”), after serving in that same position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice.

Shane Cooke (42) joined Elan as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Lars Ekman MD, PhD (55) was appointed executive vice president and president, global R&D since joining the company in 2001. Prior to joining Elan, he was EVP, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Allison Hulme, PhD (41) was appointed executive vice president, therapeutic franchise group for Elan in January 2005. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in Clinical Research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as Lecturer at Luton University.

Karen S. Kim (42) was appointed executive vice president, strategy, business development, brand management & communications, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate

50	Elan Corporation, plc 2004 Annual Report

Directors’ Report

strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch, which she joined in 1998, and where she was most recently head of Client Development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and The MAC Group/Gemini Consulting.

Ivan Lieberburg, MD, PhD (55) is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr. Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York.

Kathleen Martorano (43) was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing & communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch, which she joined in 1996, and where she was most recently first vice president of Marketing and Communications for the International Private Client Group. Previously, she held senior mangement positions with Salomon Brothers.

No director or officer has a family relationship with any other director or officer.

Compensation of Directors and Officers

For the year ended 31 December 2004, all executive officers and directors as a group (19 persons) received total compensation of $6.4 million.

We reimburse officers and directors for their actual business-related expenses. For the year ended 31 December 2004, an aggregate of $0.4 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.

For additional information on pension benefits for our employees, please refer to Note 20 to the Consolidated Financial Statements.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2004 other than as outlined in Note 28 to the Consolidated Financial Statements.

Significant Shareholdings

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares at 31 March 2005 by major shareholders (based solely upon information obtained from SEC filings) and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

Name of Owner or identity of Group	No. of Shares	Percent of Class (1)
Capital Research and Management Company (“Capital Research”)	32,880,300	8.2%
Fidelity Management and Research Company (“Fidelity Management”)	19,369,730	4.8%
T. Rowe Price Associates, Inc. (“T. Rowe Price”)	14,510,829	3.6%
All directors and officers as a group (18 persons) (2)	6,801,533	1.7%
(1)

Based on 396.7 million Ordinary Shares outstanding on 31 March 2005 and 4.4 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 31 March 2005.

(2)	Includes 4.4 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 31 March 2005.

Save for these interests, we are not aware of any person who, directly or indirectly, holds 3% or more of our issued share capital. Neither Capital Research, Fidelity Management nor T. Rowe Price have voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

Elan Corporation, plc 2004 Annual Report	51

Statement of Directors’ Responsibilities

The following statement, which should be read in conjunction with the Auditors’ Report set out on pages 59 and 60 of this Annual Report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to ensure that financial statements are prepared for each financial year which give a true and fair view of the state of affairs of Elan Corporation, plc and its subsidiaries (the “Group”) and of the profit or loss for that year.

With regard to the financial statements on pages 61 to 116 of this Annual Report, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

•	Suitable accounting policies have been selected and applied consistently;
•	Judgements and estimates that are reasonable and prudent have been made; and
•	Applicable accounting standards have been followed.

The directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Group and of the Company and which enable them to ensure that the financial statements comply with the Companies Acts (the “Companies Acts”), 1963 to 2003, and all Regulations to be construed as one with those Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Service Contracts

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

•

On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a director of Elan Corporation, plc, whereby we shall pay a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

•

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (“EPI”) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003. Mr. Martin’s annual salary under this agreement is $798,000. He is eligible for an annual bonus in a target amount equal to his salary depending on the achievement of established performance goals. Mr. Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal installments on 31 December 2003, 31 December 2004 and 31 December 2005. In accordance with the terms of his contract, in October 2003, Mr. Martin was granted an additional option to purchase 1,000,000 Ordinary Shares with an exercise price of $5.28, equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant.

Mr. Martin has received additional option grants consistent with our annual option grant practices.

The agreement continues until 31 December 2005 and can be extended for a further year on each anniversary of that date thereafter unless Mr. Martin or we give 90 days notice prior to the applicable anniversary date. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause or disability) or Mr. Martin leaves for good reason, we will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for the following two years.

Mr. Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

•

On 1 July 1986, Athena Neurosciences entered into a consultancy agreement with Dr. Dennis J. Selkoe, whereby Dr. Selkoe agreed to provide certain consultancy services in the field of Alzheimer’s disease for a fee to be fixed annually, together with the reimbursement of all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

52	Elan Corporation, plc 2004 Annual Report

Directors’ Report

•

On 1 April 2002, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide certain consultancy services, including services in the field of immunological approaches to the treatment of Alzheimer’s disease for a period of one year for a fee not to exceed $12,000.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Monksland, Athlone, County Westmeath, Ireland.

Political Donations

There were no political contributions that require disclosure under the Electoral Act, 1997.

Subsidiary Companies

For additional information regarding significant subsidiary and associated undertakings, please refer to Note 32 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board, 8 April 2005

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

Elan Corporation, plc 2004 Annual Report	53

Corporate Governance

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance. We comply with the provisions of the revised Combined Code on Corporate Governance issued in July 2003 and subsequently adopted by the London and Irish Stock Exchanges. One of the requirements of The Combined Code is that listed companies make a statement in relation to how they have complied with this code.

In May 2002, following a review with external legal counsel, our board of directors adopted a set of corporate governance guidelines (the “Guidelines”) and restructured the existing three board committees into four board committees, the executive committee, audit committee, compensation committee (now the leadership development and compensation committee), and nominating committee and adopted a written charter for each committee (collectively the “Committee Charters”). The Guidelines and the Committee Charters were revised and updated in November 2003 to incorporate the requirements of the Sarbanes Oxley Act, 2002 and the revised listing rules of the NYSE. In addition, in November 2003, we adopted a code of conduct (the “Code of Conduct”) that applies to all employees, including our principal executive officer, principal financial officer and principal accounting officer. The Guidelines, the Committee Charters and the Code of Conduct are available on our website, www.elan.com, under “Governance”. Any amendments to or waivers from the Code of Conduct will also be posted to our website.

The Board

The roles of chairman and chief executive officer are separated. Under our Corporate Governance Guidelines, two-thirds of the board is independent. The board currently includes 9 independent, non-executive directors who constitute in excess of two-thirds of the board. We adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board has delegated authority over certain areas of our activities to four standing committees, as more fully described below. The board held 12 meetings during 2004.

Executive Committee

The executive committee exercised the authority of the board during the interval between board meetings, except to the extent that the board had delegated authority to another committee or to other persons, or had reserved authority to itself or as limited by Irish law. The members of the committee during 2004, were Dr. Armen, chairman, Mr. McLaughlin, Mr. Crowley, Ms. Gray and Mr. Martin. The executive committee held one formal meeting during 2004. Dr. Armen retired as chairman on 7 January 2005 and Mr. McLaughlin was appointed chairman on the same date. On 3 February 2005, the board of directors decided to abolish the executive committee.

Audit Committee

The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of our accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The audit committee periodically reviews the effectiveness of the system of internal control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and recommendations made by them. The members of the committee in 2004 were Mr. McLaughlin, chairman, Dr. Gillespie and Mr. McGowan. The audit committee held 9 formal meetings during

54	Elan Corporation, plc 2004 Annual Report

Corporate Governance

2004. In January 2005, Mr. McLaughlin retired from the committee and Dr. Gillespie was appointed as chairman. On 3 February 2005, Ms. Gray was appointed to the committee.

The audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year’s audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the audit committee for approval: audit services; audit-related services; tax services; and other fees.

Prior to engagement, the audit committee pre-approves all independent auditor services within each category. The fees are budgeted and the audit committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the audit committee requires specific pre-approval before engaging the independent auditor.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee at its next scheduled meeting.

As part of the our code of conduct, we have put in place a confidential email and telephone hotline to allow employees to report potential violations of laws, rules, regulations or ethical standards. The audit committee reviews these arrangements, and the investigation and follow-up of such reported matters.

Leadership Development and Compensation Committee

The leadership development and compensation committee (the “LDCC”), composed entirely of non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The committee also administers our share option plans. The members of the committee during 2004, were Dr. McIntyre, chairman, Mr. Crowley, Ms. Gray and Mr. Tully (until 1 November 2004). The LDCC committee held 12 formal meetings during 2004. On 3 February 2005, Dr. McIntyre stepped down as chairman and Dr. Selkoe was appointed as chairman of the committee and Ms. Gray retired as a member of the committee.

Nominating Committee

The nominating committee, composed entirely of non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. During 2004, the nominating committee initiated the search for a new chairman of Elan Corporation plc, which led to the appointment of Mr. McLaughlin in January 2005. This involved a process of identifying the skills and experience required for this position. This committee reviews and recommends changes in respect of the functions of the various committees of the board. Our corporate governance guidelines and the charter of the nominating committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. Such evaluations have not been carried out in a formal manner to date. It is currently anticipated that such formal evaluation process will be implemented during 2005. During 2004, the members of the committee were Mr. Thornburgh, chairman, Ms. Gray, Mr. McGowan, Mr. McLaughlin and Mr. Tully (until 1 November 2004). The nominating committee held 6 formal meetings during 2004. On 9 March 2005, Mr. Thornburgh stepped down as chairman of the committee and lead independent director. The directors expect to appoint a new lead independent director in the near future.

Elan Corporation, plc 2004 Annual Report	55

The number of board and board committee meetings held and attended by each director during the year was as follows:

	Board	Executive Committee	Audit Committee	LDCC	Nominating Committee
Kyran McLaughlin	10/12	1/1	9/9	—	6/6
Garo H. Armen, PhD.	12/12	1/1	—	—	—
Brendan E. Boushel	11/12	—	—	—	—
Laurence G. Crowley	8/12	1/1	—	9/12	—
William F. Daniel	12/12	1/1(1)	9/9(1)	12/12(1)	6/6(1)
Alan R. Gillespie, C.B.E. PhD.	8/12	—	9/9	—	—
Ann Maynard Gray	9/12	0/1	—	12/12	5/6
John Groom	11/12	—	—	—	—
G. Kelly Martin	12/12	1/1	—	—	—
Kieran McGowan	8/12	—	9/9	—	6/6
Kevin M. McIntyre, MD.	12/12	—	—	12/12	—
Dennis J. Selkoe, MD.	11/12	—	—	—	—
Richard L. Thornburgh	8/12	—	—	—	5/6
Daniel P. Tully(2)	5/11	0/1	—	9/11	4/5
(1)	William F. Daniel was secretary on these committees.
(2)	Daniel P. Tully resigned as director on 1 November 2004.

Relations With Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our general meetings and analyst briefings are webcast and are available on our website (www.elan.com). All shareholders are given adequate notice of the annual meeting. The board periodically receives a presentation by external advisors on investor perceptions and external brokers’ reports are circulated to all directors. All directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. Management is responsible for the planning and implementation of the system of internal control and ensuring that we apply these controls consistently. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

To provide effective internal control, focus on business objectives and to consider risk, we have:

•	A formalised risk reporting system. Significant business risks are addressed at each board meeting;
•

A clearly defined organisational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities are planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for us;

•

A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board. The board compares actual results with budgeted results regularly. Management accounts are prepared on a timely basis. They include a profit and loss account, balance sheet, cash flow and capital expenditure report, together with an analysis of performance of key operating divisions and subsidiaries;

•

A system of management and financial reporting, treasury management and project appraisal. Management is responsible for reporting to the board on its progress in achieving objectives. The system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow statement and asset management. We report in a timely and regular manner. In this context, progress is monitored against annual budgets and longer term objectives; and

•	Corporate compliance and internal controls departments that review key systems and controls.

Following certain changes in our financial functions, the separate internal audit function ceased in September 2004. At the beginning of 2004, we established a separate internal control department primarily responsible for our Sarbanes-Oxley 404 project. In addition, we continue to have a separate corporate compliance function, which is responsible for all aspects of compliance within Elan. Both these functions report to the board audit committee. We are currently moving to re-instate our internal audit function in a manner that is fully co-ordinated with the other control functions outlined above.

56	Elan Corporation, plc 2004 Annual Report

Corporate Governance

The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these Consolidated Financial Statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of our systems of internal control for the year ended 31 December 2004.

Going Concern

The directors, having made inquiries, believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Report of the Leadership Development and Compensation Committee

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of our senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and to generally administer our share option plans.

The chief executive officer attends meetings of the committee except when his own remuneration is being considered.

Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical industry. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in share option plans.

The committee grants options to encourage identification with shareholders’ interests and to link performance to the long-term share price performance of Elan.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid on the recommendation of the committee to executive directors. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Share Option Plans

It is the committee’s policy, in common with other companies operating in the pharmaceutical industry, to award share options to management and employees. The options generally vest between one and five years. These plans do not contain any performance conditions.

Elan Corporation, plc 2004 Annual Report	57

Employee Equity Purchase Plans

In June 2004, our shareholders and board of directors approved a qualified Employee Equity Purchase Plan (the “U.S. Purchase Plan”), under Sections 421 and 423 of the Internal Revenue Code (“IRC”), which became effective on 1 January 2005 for eligible employees based in the U.S. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

Also in June 2004, in connection with the U.S. Purchase Plan, our shareholders and board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the “Irish/U.K. Sharesave Plans”). As at 31 December 2004, 1,500,000 shares have been reserved for issuance under the Irish/U.K. Sharesave Plans and U.S. Purchase Plan combined. The Irish/U.K. Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month offering period. The plans allow eligible employees to save up to 320 Euro per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan and they may purchase shares anytime within six months after the end of the savings period.

Directors’ Service Contracts

See Directors’ Report.

The compensation committee is pleased to submit this report to our shareholders on these matters.

Composition of Leadership Development and Compensation Committee

Dennis J. Selkoe, MD, Chairman

Laurence G. Crowley

Kevin M. McIntyre, MD

58	Elan Corporation, plc 2004 Annual Report

Independent Auditors’ Report

To the Members of Elan Corporation, plc

We have audited the financial statements on pages 61 to 116.

Respective Responsibilities of Directors and Auditors

The directors are responsible for having the Annual Report prepared. As described on page 52, this includes responsibility for preparing the financial statements in accordance with applicable Irish Law and accounting standards. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Companies Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the Company’s balance sheet agrees with the books of account and report to you our opinion as to whether:

•	the Company has kept proper books of account;
•	the directors’ report is consistent with the financial statements; and
•

at the balance sheet date, a financial situation existed that may require the Company to hold an extraordinary general meeting on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or by the Listing Rules regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 54 reflects the Company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2004 and of the loss of the Group for the year then ended, and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and all Regulations to be construed as one with those Acts.

We have obtained all the information and explanations that we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

Elan Corporation, plc 2004 Annual Report	59

In our opinion, the information given in the Directors’ Report on pages 45 to 53 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 66 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2004 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG

Chartered Accountants

Registered Auditors

Dublin, Ireland

8 April 2005

60	Elan Corporation, plc 2004 Annual Report

Financial Statements

Consolidated Profit and Loss Account

For the Years Ended 31 December

				2004			2003
	Notes	Before Exceptional Items $m	Exceptional Items $m	Total $m	Before Exceptional Items $m	Exceptional Items $m	Total $m
Revenue—continuing operations		374.7	—	374.7	309.6	—	309.6
Revenue—discontinued	7	89.3	—	89.3	452.5	—	452.5
Total revenue	2,3	464.0	—	464.0	762.1	—	762.1
Cost of sales	4	184.2	—	184.2	342.6	6.9	349.5
Gross profit/(loss)		279.8	—	279.8	419.5	(6.9)	412.6
Selling, general and administrative expenses	4	375.1	35.7	410.8	470.3	546.0	1,016.3
Research and development expenses	4	259.0	—	259.0	307.6	23.8	331.4
Operating loss—continuing operations		(360.9)	(35.7)	(396.6)	(367.3)	(384.4)	(751.7)
Operating profit/(loss)—discontinued	7	6.6	—	6.6	8.9	(192.3)	(183.4)
Operating loss	3	(354.3)	(35.7)	(390.0)	(358.4)	(576.7)	(935.1)
Share of losses of associates		(1.9)	—	(1.9)	(8.1)	—	(8.1)
Gain on disposal of businesses	4	—	67.5	67.5	—	293.3	293.3
Profit/(loss) on ordinary activities before interest and tax		(356.2)	31.8	(324.4)	(366.5)	(283.4)	(649.9)
Net interest and other expense	4,5	(47.1)	—	(47.1)	(167.9)	(19.6)	(187.5)
Profit/(loss) on ordinary activities before tax	6	(403.3)	31.8	(371.5)	(534.4)	(303.0)	(837.4)
Tax on profit/(loss) on ordinary activities	8	3.2	—	3.2	22.0	—	22.0
Profit/(loss) on ordinary activities after tax		(400.1)	31.8	(368.3)	(512.4)	(303.0)	(815.4)
Retained profit/(loss) for the year		(400.1)	31.8	(368.3)	(512.4)	(303.0)	(815.4)
Basic and diluted loss per Ordinary Share	9			$(0.94)			$(2.29)
Weighted average number of Ordinary Shares outstanding (millions)	9			390.1			356.0

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

Elan Corporation, plc 2004 Annual Report	61

Consolidated Balance Sheet

At 31 December

	Notes		2004 $m	2003 $m
Fixed Assets
Intangible assets	11		1,019.5	1,252.4
Tangible assets	12		346.2	372.2
Financial assets	13		91.9	407.9
			1,457.6	2,032.5
Current Assets
Stocks	14		29.0	78.4
Debtors	15		115.6	142.1
Financial assets	13		—	86.6
Cash and liquid resources	30	(e)/(f)	1,540.3	831.8
			1,684.9	1,138.9
Convertible debt and guaranteed notes (amounts falling due within one year)	16		(70.8)	(471.4)
Creditors (amounts falling due within one year)	17		(317.3)	(365.5)
			(388.1)	(836.9)
Net current assets			1,296.8	302.0
Total assets less current liabilities			2,754.4	2,334.5
Convertible debt and guaranteed notes (amounts falling due after one year)	16		(2,218.3)	(1,479.9)
Creditors (amounts falling due after one year)	17		(11.9)	(29.2)
Net assets	3		524.2	825.4

Capital and Reserves
Called-up share capital	18		22.6	22.0
Share premium account			5,626.6	5,558.8
Shares issuable			17.1	17.7
Capital conversion reserve fund			0.1	0.1
Equity adjustment from foreign currency translation			(12.9)	(12.2)
Profit and loss account	19		(5,129.3)	(4,761.0)
Shareholders’ funds—equity			524.2	825.4

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

62	Elan Corporation, plc 2004 Annual Report

Financial Statements

Consolidated Statement of Cash Flows

			Year Ended 31 December
	Notes		2004 $m	2003 $m
Cash Flow from Operating Activities	30(a	)	(216.5)	(239.5)
Returns on Investments and Servicing of Finance
Interest received			14.3	24.2
Interest paid			(132.2)	(265.8)
Cash outflow from returns on investments and servicing of finance			(117.9)	(241.6)
Taxation			(0.6)	(8.9)
Capital Expenditure and Financial Investment
Additions to property, plant and equipment			(57.9)	(33.7)
Receipts from disposal of property, plant and equipment			44.2	27.9
Payments to acquire intangible assets			(41.1)	(144.8)
Receipts from disposal of intangible assets			0.3	0.5
Payments to acquire Pharma Marketing product royalty rights			—	(297.6)
Payments to acquire financial fixed assets			(1.4)	(13.9)
Receipts from disposal of financial fixed assets			439.9	250.3
Cash inflow/(outflow) from capital expenditure and financial investment			384.0	(211.3)
Acquisitions and Disposals
Cash received on disposal of businesses	30(b	)	181.4	546.9
Cash received on disposal of subsidiaries	30(c	)	93.2	46.1
Cash inflow from acquisitions and disposals			274.6	593.0
Cash inflow/(outflow) before use of liquid resources and financing			323.6	(108.3)
Management of Liquid Resources	30(d	)	(230.7)	14.5
Financing
Proceeds from issue of share capital			70.6	167.9
Issue of loan notes			1,125.1	443.9
Repurchase of LYONs			—	(687.5)
Repayment of EPIL II Notes			(450.0)	—
Repayment of EPIL III Notes			(351.0)	—
Repayment of loans			(11.4)	(83.2)
Cash inflow/(outflow) from financing			383.3	(158.9)
Net increase/(decrease) in cash	30(e	)	476.2	(252.7)

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2004 Annual Report	63

Consolidated Statement of Cash Flows (continued)

		Year Ended 31 December
	Notes	2004 $m	2003 $m
Reconciliation of Net Cash Flow to Movement in Net Debt
Increase/(decrease) in cash for the period		476.2	(252.7)
Cash inflow/(outflow) from movement in liquid resources		230.7	(14.5)
		706.9	(267.2)

Repayment of loans		812.4	83.2
Repurchase of LYONs		—	803.4
Issue of loan notes		(1,125.1)	(443.9)
Change in net debt resulting from cash flows		394.2	175.5

Non-cash movement—translation differences		1.6	12.5
Non-cash movement—notes		(13.8)	(18.0)
Non-cash movement—other		(3.4)	(1.2)
Decrease in net debt	30(f)	378.6	168.8

The accompanying notes are an integral part of these financial statements.

64	Elan Corporation, plc 2004 Annual Report

Financial Statements

Consolidated Statement of Changes in Shareholders’ Funds

	Number of Shares m	Share Capital $m	Share Premium $m	Shares Issuable $m	Capital Conversion $m	Profit and Loss Account $m	Translation Adjustment $m	Total Amount $m
Balance at 31 December 2002	350.4	19.9	5,392.6	18.0	0.1	(3,945.6)	(25.0)	1,460.0
Exercise of stock options and warrants	0.8	0.1	2.5	—	—	—	—	2.6
Stock issued as a result of acquisitions	—	—	0.3	(0.3)	—	—	—	—
Stock issued as a result of private offering	35.0	2.0	171.2	—	—	—	—	173.2
Issue costs	—	—	(7.8)	—	—	—	—	(7.8)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	12.8	12.8
Retained loss	—	—	—	—	—	(815.4)	—	(815.4)
Balance at 31 December 2003	386.2	22.0	5,558.8	17.7	0.1	(4,761.0)	(12.2)	825.4
Exercise of stock options and warrants	8.9	0.6	67.7	—	—	—	—	68.3
Stock issued as a result of acquisitions	—	—	0.1	(0.6)	—	—	—	(0.5)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(0.7)	(0.7)
Retained loss	—	—	—	—	—	(368.3)	—	(368.3)
Balance at 31 December 2004	395.1	22.6	5,626.6	17.1	0.1	(5,129.3)	(12.9)	524.2

Consolidated Statement of Total Recognised Gains and Losses

	Year Ended 31 December
	2004 $m	2003 $m
Retained loss	(368.3)	(815.4)
Equity adjustment from foreign currency translation	(0.7)	12.8
Total recognised losses	(369.0)	(802.6)

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2004 Annual Report	65

Company Balance Sheet

	Notes	At 31 December 2004 $m	At 31 December 2003 $m
Fixed Assets
Intangible assets	31	61.7	76.1
Tangible assets	31	—	14.4
Financial assets	31	2,660.7	2,563.6
Total fixed assets		2,722.4	2,654.1
Current Assets
Debtors	31	11.7	9.9
Cash and liquid resources		78.6	21.5
Total current assets		90.3	31.4
Creditors (amounts falling due within one year)	31	(1,447.3)	(1,233.0)
Net current liabilities		(1,357.0)	(1,201.6)
Total assets less current liabilities		1,365.4	1,452.5
Creditors (amounts falling due after one year)	31	(13.3)	(13.5)
Net assets		1,352.1	1,439.0

Capital and Reserves
Called-up share capital	18	22.6	22.0
Share premium account		5,626.6	5,558.8
Shares issuable		17.1	17.7
Capital conversion reserve fund		0.1	0.1
Profit and loss account	19	(4,314.3)	(4,159.6)
Shareholders’ funds—equity		1,352.1	1,439.0

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

66	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

1   Significant Accounting Policies

Unless otherwise indicated, our financial statements and other financial data are prepared in U.S. dollars (“$”) under the historical cost convention and in accordance with Irish generally accepted accounting principles (“Irish GAAP”) and comply with the Financial Reporting Standards (“FRS”) and Statements of Standard Accounting Practice (“SSAP”) of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

We also prepare Consolidated Financial Statements on Form 20-F pursant to the rules and regulations of the SEC in the United States and in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain significant respects from Irish GAAP. The Form 20-F under U.S. GAAP is a separate document from this Annual Report.

The following accounting policies have been applied consistently in dealing with items that are considered material in relation to Elan Corporation, plc’s (“we”, “our”, “us”, “Elan” or the “Company”) Consolidated Financial Statements.

a	Basis of consolidation and presentation of financial information

The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our wholly owned subsidiary undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany amounts have been eliminated.

We have made significant losses during the last three financial years and anticipate continuing losses for the foreseeable future. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

b	Description of business

Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain.

In February 2004, we announced the formal completion of our recovery plan. The recovery plan had been announced on 31 July 2002 to restructure our businesses, assets and balance sheet in order to enable us to meet our financial commitments. As a cornerstone of the recovery plan, we turned our focus to three core therapeutic areas: neurodegenerative diseases, autoimmune diseases and severe pain. During the course of the recovery plan, we were organised in two business units, Core Elan and Elan Enterprises. With the completion of the recovery plan, we announced the end of operations for our Elan Enterprises business unit. The implementation of the recovery plan resulted in the sales, discontinuation and disposal of many of our products, operations and assets. See Note 4 for additional information.

In February 2004, our operations were reorganised into two business units: Biopharmaceuticals and Global Services and Operations (“GS&O”). Biopharmaceuticals engages in biopharmaceutical research and development (“R&D”) activities, and pharmaceutical commercial activities. Biopharmaceutical R&D activities include the discovery and development of products in the therapeutic areas of neurodegenerative diseases, autoimmune diseases and severe pain. Our pharmaceutical commercial activities include the marketing of neurodegenerative and pain management products and hospital products. GS&O focuses on product development and manufacturing to provide technology platforms that address the drug delivery challenges of the pharmaceutical industry. All prior period financial information has been reclassified to reflect the changes in segmentation. See Note 3 for additional information.

Between 1996 and mid-2001, we pursued collaborations with biotechnology, drug delivery and pharmaceutical companies through a programme referred to as “the business venture programme”. We have not entered into any new business ventures under the business venture programme since mid-2001. All business ventures have been terminated, restructured or are now inactive. As a consequence, we do not expect to provide any additional financing to the business ventures and business venture parents.

We have in the past entered into risk-sharing arrangements. Please refer to Note 25 to the Consolidated Financial Statements for information on our risk-sharing arrangements. These arrangements have been terminated and we will not earn any revenues from these risk-sharing arrangements or upfront licence fees from business ventures in the future.

Elan Corporation, plc 2004 Annual Report	67

The composition of our revenue for 2004 and 2003 is described below in Note 1c to the Consolidated Financial Statements.

c	Revenue

Our revenues are derived from product revenue and contract revenue. Revenue is shown net of value added tax and other sales taxes, trade discounts, chargebacks and rebates.

Product revenue includes: (i) the sale of products; (ii) royalties; (iii) the sales of product rights and related inventory; and (iv) product co-promotion, marketing and similar activities.

i.	The sale of products consists of the sale of pharmaceutical drugs and diagnostic products, primarily to wholesalers and physicians.
ii.	We receive a percentage of revenue on our products marketed by third parties as royalties.
iii.

Revenue from the sale of product rights and related inventory consists of the proceeds from the disposal of products, inventory and intellectual property less the unamortised cost of the related intangible assets.

iv.

Revenue from product co-promotion, marketing and similar activities consisted of the reimbursement of commercialisation expenses from our risk-sharing arrangement with Pharma Marketing Ltd. (“Pharma Marketing”).

Product revenue from the sale of products is recognised when title passes, net of applicable estimated discounts, sales returns, rebates and charge-backs. Other product revenues are recognised based on the terms of the applicable contract. Estimated sales returns, pursuant to rights of return granted to our customers, are reflected as a reduction of revenue in the same period that the related sales are recorded. The sales returns provisions are based on actual experience, although in certain situations, for example, a new product launch or at patent expiry, further judgement may be required. These amounts are included in other current liabilities (rebates) or deducted from trade debtors (other discounts).

Revenue is also recorded net of provision, made at the time of sale for estimated cash discounts, rebates and charge-backs. We enter into contracts with certain managed care organisations to provide access to our products. Based on a managed care organisation’s market share performance and utilisation of our products, the organisation receives rebates from us. In addition, we are bound by certain laws and regulations to provide product at a discounted rate to Medicaid recipients. Medicaid rebates are paid to each state in the United States based on claims filed by pharmacies that provide our products to Medicaid recipients at the reduced rate.

Charge-backs are amounts paid to reimburse wholesalers for sales to third parties at reduced prices based on contracts that we negotiate. Cash discounts are provided to customers that pay their invoice within a certain time period.

Contract revenue includes (i) licence fees, (ii) research revenue and (iii) contract revenue from risk-sharing arrangements. Contract revenue arises from contracts to perform R&D services on behalf of clients and/or technology licensing and business ventures. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

i.	Licence fees are up-front or milestone payments for intellectual property and technology owned by us.
ii.	Research revenue consists of payments or milestones arising from R&D activities performed by us on behalf of third parties.
iii.	Contract revenue from risk-sharing arrangements consists of the reimbursement of R&D costs by Pharma Marketing.
d	Exceptional items

Exceptional items are those items that in management’s judgement are material events or transactions that fall within our ordinary activities and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

Items classified as exceptional items include gains or losses recorded on the disposal of products and gains or losses recorded on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions including shareholders litigation and SEC investigation. These items have been treated consistently from period to period. Management believes that disclosure of exceptional items is meaningful because it provides additional information.

68	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

e	Discontinued operations

A discontinued operation is an operation of the business that is: (i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end; (ii) the former activities have ceased permanently; (iii) the operation had a material effect on the nature and focus of the business; and (iv) its financial results are clearly distinguishable.

f	Tangible fixed assets and impairment

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is computed using the straight-line method based on the following estimated useful lives:

Buildings	15–40 years
Leasehold improvements	Shorter of expected useful life or lease term
Plant and equipment	3–10 years

Where events or circumstances indicate that the carrying amount of a tangible asset may not be recoverable, we estimate the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual divestment. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, we recognise an impairment loss. Otherwise, no loss is recognised.

g	Intangible fixed assets, goodwill and impairment

Patents, licences, acquired intellectual property (“acquired IP”) and goodwill are stated at the lower of cost or valuation. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 years and 20 years. The average amortisation period for patents and licences is approximately 13 years. Goodwill arising on acquisitions since 1998 is capitalised and amortised to the profit and loss account on a straight-line basis over the period during which the benefits are expected to accrue, but in no case greater than 20 years. The average amortisation period for goodwill is 19 years. Prior to 1 January 1998, goodwill was written-off directly to consolidated reserves in the year of acquisition. Acquired IP arising on acquisitions is capitalised and amortised to the profit and loss account on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of product revenue relating to the acquired IP.

Where events or circumstances indicate that the carrying amount of an intangible asset may not be recoverable, we estimate the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual divestment. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, we recognise an impairment loss, which is charged to the profit and loss account. Otherwise, no loss is recognised.

At 31 December 2004, we have $46.6 million of other intangible assets and goodwill and $1.9 million of inventory relating to Tysabri. As a result of the voluntary suspension of the marketing and clinical dosing of Tysabri in February 2005, we have reassessed our periodic review of goodwill and other intangible assets for impairment. Our reassessment does not indicate impairment at this stage in relation to these assets. However, should new information arise, we may need to reassess goodwill and other intangible assets in light of the new information and we may then be required to take impairment charges related to goodwill and/or other tangible assets.

h	Stocks (Inventory)

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials and supplies is calculated on a first-in, first-out basis and comprises the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. Cost in the case of work-in-progress and finished goods comprises direct labour, material costs and attributable overheads.

i	Research and development

R&D expenditures are charged to the profit and loss account in the period in which they are incurred

Elan Corporation, plc 2004 Annual Report	69

j    Taxation

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred taxation is recognised in full in respect of timing differences that have originated but not reversed at the balance sheet date.

k    Foreign currencies and translation of subsidiary and associated undertakings

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at subsequent balance sheet date and the resulting gains and losses are recognised in the profit and loss account and, where material, separately disclosed.

The functional currency of most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollars functional currency, their assets and liabilities of subsidiary undertakings are translated using year-end rates and net income is translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries and associates are taken directly to reserves through the Consolidated Statement of Total Recognised Gains and Losses.

l    Derivative financial instruments

We enter into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates. Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset or liability. We do not enter into derivative financial instruments for trading or speculative purposes. Gains and losses on derivative financial instruments that qualify as hedges, which comprise our forward currency contract and interest rate swaps, are recognised in the profit and loss account as an offset to the related income or expense.

m    Financial asset investments and impairment

Financial asset investments are stated at cost less provision for impairment in value. The carrying values of financial assets are assessed for impairment using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company.

Other financial current asset investments are accounted for on an amortised cost basis.

n    Financing costs

Debt finance costs are allocated to financial reporting periods over the term of the related debt at a constant rate on the carrying amount. The carrying amount of debt includes related financing costs.

o    Pensions

The regular cost of providing benefits under defined benefit plans is charged to the profit and loss account over the service lives of the plan members. The regular costs are determined in consultation with independent, external, qualified actuaries. Variations from regular costs, where they arise, are allocated to operating profit/(loss) over the expected remaining service lives of the members.

The costs of providing defined contribution benefit plans are expensed as incurred.

p    Leasing

Tangible fixed assets, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as current

70	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

or long-term liabilities as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease to give a constant rate of charge in proportion to the capital balances outstanding. Rentals on operating leases are charged to the profit and loss account on a straight-line bais.

q    Stock compensation

Stock option compensation expense is the difference between the market value of shares at the date of the option grant and the amount of the consideration, if any, that participants may be required to pay for the shares. The intrinsic cost of awards to employees that take the form of shares or rights to shares are recognised over the period of the employee’s related performance. Where there are no performance criteria, the cost is recognised over the period from the date of the award to the date at which the employee becomes unconditionally entitled to the shares.

r    Finance charges and product acquisition accruals

Deferred and contingent payments on product acquisitions are recognised in creditors on a time-discounted basis. We accrue such amounts where payment is probable. Such amounts include contingent payments based on future product revenues and future option payments that we may make to acquire such products. A related finance charge is included annually in the profit and loss account.

s    Contingencies

We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. If an unfavourable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and provide for the most probable loss within the range. If no amount within the range is deemed more probable, we provide for the minimum amount within the range. If neither a range of loss or a minimum amount of loss is estimable, then appropriate disclosure is given, but no provision is recorded.

t    Use of estimates

The preparation of the Consolidated Financial Statements in conformity with Irish GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

2    Revenue

The composition of our revenue for the years ended 31 December was as follows:

	2004 $m	2003 $m
Product revenue	389.9	712.6
Contract revenue	74.1	49.5
Total revenue	464.0	762.1

Product revenue can be further analysed as follows:

	2004 $m	2003 $m
Retained products	301.1	271.9
Divested products(1)	88.8	440.7
Total product revenue	389.9	712.6
(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2003.

Elan Corporation, plc 2004 Annual Report	71

Contract revenue for the year ended 31 December 2004 of $74.1 million (2003: $49.5 million) is comprised of research revenue and milestone payments.

3    Segment Information

During 2003, our business was conducted through two business units, Core Elan and Elan Enterprises. With the completion of the recovery plan on 12 February 2004, we announced the end of operations for our Elan Enterprises business unit.

In February 2004, we reorganised into two business units: Biopharmaceuticals and GS&O. In this reorganisation, our Core Elan business, with the exception of its drug delivery businesses, now forms the Biopharmaceuticals business unit. The remaining businesses in Elan Enterprises, comprising principally drug delivery businesses, were amalgamated with the drug delivery business from Core Elan to form GS&O.

Biopharmaceuticals engages in biopharmaceutical R&D activities and pharmaceutical commercial activities. Biopharmaceutical R&D activities include the discovery and development of products in the therapeutic areas of neurodegenerative diseases, autoimmune diseases and severe pain. Our pharmaceutical commercial activities include the marketing of neurodegenerative and pain management products and hospital products. GS&O focuses on product development and manufacturing to provide technology platforms that address the drug delivery challenges of the pharmaceutical industry. All prior period financial information has been reclassified to reflect the new basis of segmentation.

a    Revenue by geographical region for the years ended 31 December was as follows:

	2004 $m	2003 $m
Geographical Origin:
Ireland	130.5	118.2
Rest of Europe	10.3	98.4
United States	321.0	543.6
Other	2.2	1.9
Total revenue	464.0	762.1
Distribution of export revenue from Ireland:
United States	67.9	38.0
Other	43.2	56.7
Total export revenue from Ireland	111.1	94.7
Export revenue from Ireland as a percentage of total revenue	24%	12%

b    The distribution of operating loss by geographical area was as follows:

	2004 $m	2003 $m
Ireland	178.7	680.7
Rest of Europe	0.5	36.2
United States	220.7	207.4
Other	(9.9)	10.8
Total operating loss	390.0	935.1

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Notes Relating to Financial Statements

c	The distribution of consolidated net assets or (liabilities) by geographical area at 31 December was as follows:

	2004 $m	2003 $m
Ireland	932.1	1,107.9
Rest of Europe	26.9	(13.1)
United States	(123.7)	39.4
Bermuda	(316.0)	(315.3)
Other	4.9	6.5
Net assets	524.2	825.4

d	Major customers

McKesson Corporation (“McKesson”), Amerisource Bergen Corporation (“Amerisource Bergen”) and Cardinal Health, Inc. (“Cardinal Health”) accounted for approximately 20%, 20% and 19%, respectively, of our total revenue for 2004. McKesson, Cardinal Health and Amerisource Bergen accounted for approximately 16%, 20% and 16%, respectively, of our total revenue for 2003. No other customer accounted for more than 10% of revenue in 2004 or 2003.

e	Analysis by class of business

	Biopharmaceuticals		GS&O		Total
	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m
Total sales	306.4	613.0	173.7	171.5	480.1	784.5
Intersegment sales	(5.5)	(0.4)	(10.6)	(22.0)	(16.1)	(22.4)
Sales to third parties	300.9	612.6	163.1	149.5	464.0	762.1
Operating loss	(313.8)	(796.2)	(30.7)	(121.0)	(344.5)	(917.2)
Intersegment profit/(loss)	(5.5)	(0.5)	4.3	12.1	(1.2)	11.6
External segmental operating loss (i)	(319.3)	(796.7)	(26.4)	(108.9)	(345.7)	(905.6)
External operating loss before exceptional items (ii)	(316.9)	(281.2)	(30.3)	(71.9)	(347.2)	(353.1)
Depreciation and amortisation (iii)	106.3	160.0	40.9	47.9	147.2	207.9
Net assets (iv)	775.5	1,096.6	451.9	316.9	1,227.4	1,413.5
Capital expenditure (including acquisitions) (v)	17.1	24.5	41.8	24.3	58.9	48.8

(i)	Reconciliation of operating loss:

	2004 $m	2003 $m
Segmental operating loss	(345.7)	(905.6)
Corporate costs(1)	(44.3)	(29.5)
Operating loss	(390.0)	(935.1)

(1)

Corporate costs in 2004 include a $55.0 million expense related to the SEC investigation and shareholder class action lawsuit and a gain of $21.0 million, which resulted from the reorganisation of our product liability insurance arrangements. See Note 4 to the Consolidated Financial Statements for further details.

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(ii)	Reconciliation of operating loss before exceptional items:

	2004 $m	2003 $m
Segmental operating loss before exceptional items	(347.2)	(353.1)
Corporate costs	(7.1)	(5.3)
Operating loss	(354.3)	(358.4)

(iii)	Reconciliation of depreciation and amortisation:

	2004 $m	2003 $m
Segmental depreciation and amortisation	147.2	207.9
Corporate depreciation and amortisation	1.2	2.4
Total depreciation and amortisation	148.4	210.3

(iv)	Reconciliation of net assets:

	2004 $m	2003 $m
Segmental net assets	1,227.4	1,413.5
Corporate net assets	51.4	354.4
Interest bearing assets	1,552.5	1,032.6
Interest bearing liabilities	(2,307.1)	(1,975.1)
Net assets	524.2	825.4

(v)	Reconciliation of capital expenditure:

	2004 $m	2003 $m
Segmental capital expenditure	58.9	48.8
Corporate capital expenditure	6.2	0.3
Total capital expenditure	65.1	49.1

4	Exceptional Items

Exceptional items are material events or transactions that fall within our ordinary activities and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

Exceptional items include gains or losses recorded on the disposal of products and gains or losses recorded on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions, including shareholders’ litigation and SEC investigation. These items have been treated consistently from period to period. We believe that disclosure of exceptional items is meaningful because it provides additional information.

74	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

The exceptional revenues and costs incurred are included in the profit and loss account under the statutory headings to which they relate, analysed as follows:

	2004 $m	2003 $m
Cost of sales	—	6.9
Selling, general and administrative expenses (“SG&A”)	35.7	546.0
R&D expenses	—	23.8
Other ordinary activities	(67.5)	(293.3)
Net interest and other expense	—	19.6
Net exceptional (gains)/charges	(31.8)	303.0

2004

In 2004, we recognised net exceptional gains of $31.8 million. The exceptional items for 2004 primarily relate to completion of our recovery plan, gains and losses on the dispsosal of businesses, SEC investigation and shareholder class action lawsuit settlements, and insurance. Exceptional items were as follows:

	Selling, General and Administrative (A) $m	Other Ordinary Activities (B) $m	Total $m
SEC investigation and shareholder class action settlements	56.0	—	56.0
Insurance	(21.0)	—	(21.0)
Gain on disposal of businesses	—	(67.5)	(67.5)
Other	0.7	—	0.7
Net exceptional (gains)/charges	35.7	(67.5)	(31.8)

(A) Selling, General and Administrative

During 2004, we recorded $56.0 million related to litigation provisions and costs related to the SEC investigation and shareholder class action lawsuit. The expense recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to the settlement of the SEC investigation and the related shareholder class action lawsuit.

We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results, with respect to our investments in certain business ventures and business venture parents and the licence fees and research revenues received from the business ventures; the accounting for proceeds from our sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that we entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain of our officers; and certain alleged related-party transactions. We agreed to settle the action in October 2004. Under the proposed class action settlement, all claims against us and the other named defendants would be dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the proposed settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court would award attorneys’ fees to plaintiffs’ counsel, and $35.0 million of which would be paid by our insurance carrier. The terms of the settlement are subject to final court approval.

We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in such class action. We provisionally settled the investigation in October 2004. The SEC formally approved the settlement in February 2005. Under the agreement reached with the SEC, we neither admitted nor denied the allegations contained in the

Elan Corporation, plc 2004 Annual Report	75

SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgement restraining and enjoining us from future violations of these provisions. In addition, under the final judgement, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.

For additional information on litigation which we are involved, please refer to Note 26 to the Consolidated Financial Statements.

In December 2004, we reorganised our product liability insurance arrangements resulting in us self-insuring certain limited historical risks. As a result, we recorded a gain of $21.0 million, net of related provisions, for insurance premiums rebated to us as we have agreed to assume the insurance risk previously covered by our insurance provider.

(B) Other Ordinary Activities

In March 2004, we announced an agreement with Eisai Co. Ltd. (“Eisai”) for the sale of our interests in Zonegran in North America and Europe. The sale of Zonegran to Eisai closed in April 2004 for a total consideration of $130.5 million before making a $17.0 million payment to Dainippon Pharmaceutical Co., Ltd. (“Dainippon”) related to the assignment of the Zonegran licence agreements. The gain from this transaction amounted to $48.0 million. We may receive additional consideration of up to $110.0 million from Eisai through 1 January 2006. The deferred consideration will be recorded as a gain if and when it is earned and entitled to be received. These payments are contingent on Zonegran receiving marketing approval in Europe ($25.0 million) and no generic zonisamide being introduced in the U.S. market before 1 January 2006 ($85.0 million). The $85.0 million will be paid in instalments on various dates up to 1 January 2006 assuming no generic zonisamide has been introduced in the U.S. market as of such dates. On 16 March 2005, Eisai announced the European Union (“EU”) granted the marketing authorisation approval for Zonegran and, as a result, we received $25.0 million from Eisai in March 2005. In addition, as no generic zonisamide had been introduced in the U.S. market by 31 March 2005, we received $17.0 million of the $85.0 million from Eisai in April 2005.

We licenced exclusive North American sales and distribution rights for Frova in October 1998 from Vernalis plc (“Vernalis”). Frova is a 5HT1B/1D agonist used as an anti-migraine therapy. In November 2001, the FDA approved Frova for the acute treatment of migraine. In 2004, we terminated the development and licence agreements with Vernalis regarding Frova and Vernalis purchased our commercialisation rights in North America for Frova resulting in a net gain of $20.9 million.

In February 2004, we sold our European sales and marketing business to Zeneus Pharma Ltd. (“Zeneus”) (formerly Medeus Pharma Ltd.), a U.K. pharmaceutical company backed by Apax Partners Funds, for net cash proceeds of $93.2 million, resulting in a loss of $6.5 million. We received an additional $6.0 million relating to this transaction in February 2005. Approximately 180 employees of our European sales and marketing business transferred to Zeneus.

In addition, we sold a number of less significant businesses resulting in a net gain of $5.1 million.

2003

In 2003, we incurred net exceptional charges of $303.0 million.

The exceptional items for 2003 mainly relate to the implementation of our recovery plan. On 31 July 2002, we announced a recovery plan to restructure our businesses, assets and balance sheet. We decided to focus on three core therapeutic areas. These are neurodegenerative diseases, autoimmune diseases and severe pain. A key element of the recovery plan was the divestment of businesses and products.

The exceptional charges and revenue in 2003 mainly relate to the:

•	Sale of businesses. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts;
•	Discontinuance of businesses;
•	Rationalisation and restructuring expenses incurred from a reduction in the scope of our activities, a reduction in employee numbers and related write-downs in the carrying value of assets; and
•	Simplification of our business such as the termination of the Pharma Marketing risk-sharing arrangement.

76	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

These exceptional costs have been included under the statutory format headings to which they relate analysed as follows:

	Cost of Sales (A) $m	Selling, General and Administrative (B) $m	Research and Development (C) $m	Other Ordinary Activities (D) $m	Net Interest (E) $m	Total $m
Acquired IP and goodwill impairment:
Europe	—	108.2	—	—	—	108.2
Dura Pharmaceuticals, Inc. (‘‘Dura’’)	—	16.2	—	—	—	16.2
Nanosystems LLC (“Nanosystems”)	—	11.7	—	—	—	11.7
Total acquired IP and goodwill impairment	—	136.1	—	—	—	136.1
Product impairments:
Myobloc	—	37.1	—	—	—	37.1
All others	—	9.2	7.1	—	—	16.3
Total product impairments	—	46.3	7.1	—	—	53.4
Purchase of Pharma Marketing royalty rights	—	297.6	—	—	—	297.6
Severance/relocation costs	4.1	25.1	8.2	—	—	37.4
Tangible fixed asset write-downs	3.4	9.3	1.7	—	—	14.4
Gain on disposal of businesses	—	—	—	(293.3)	—	(293.3)
Waiver fee to EPIL II/III noteholders	—	—	—	—	16.8	16.8
Repurchase of LYONs	—	—	—	—	(1.6)	(1.6)
Other	(0.6)	31.6	6.8	—	4.4	42.2
Net exceptional (gains)/charges	6.9	546.0	23.8	(293.3)	19.6	303.0

(A) Cost of Sales

Exceptional cost of sales include $3.4 million on the impairment of certain manufacturing fixed assets, severance/relocation costs of $4.1 million and other exceptional cost of sales of $(0.6) million.

(B) Selling, General and Administrative

Exceptional SG&A expenses were $546.0 million. $182.4 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. $297.6 million relates to the purchase of royalty rights from Pharma Marketing, which had been anounced in December 2003. For additional information on the purchase of royalty rights from Pharma Marketing, please refer to Note 25 to the Consolidated Financial Statements. Other exceptional SG&A expenses were $66.0 million. These include tangible fixed asset write-downs of $9.3 million, severence/relocation costs of $25.1 million and similar costs arising from the restructuring of Elan as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

In February 2004, we completed the sale of our European sales and marketing business to Zeneus. As a result, the related intangibles were written down to their net realisable value at 31 December 2003. This resulted in an impairment to goodwill of $108.2 million. The other goodwill impairment charge of $16.2 million related to Dura. Impairment charges to acquired IP arising from the acquisition of Nanosystems was $11.7 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for Myobloc amounted to $37.1 million. Other impairments to patents and licences totalled $9.2 million. Each of these impairments arose due to changed expectations for the related products.

(C) Research and Development

Exceptional R&D expenses were $23.8 million. These mainly relate to product impairments of $7.1 million, severance/relocation costs of $8.2 million and similar costs arising from our restructuring as a part of the recovery plan.

(D) Other Ordinary Activities

We recognised a gain of $293.3 million on the sale of certain businesses as part of our recovery plan. In June 2003, we completed the sale of our primary care franchise, comprising of Skelaxin and Sonata, to King Pharmaceuticals, Inc. (“King”).

Elan Corporation, plc 2004 Annual Report	77

On completion, we received a net cash payment of $510.9 million from King, representing the total consideration, before agreed price adjustments and expenses. The gain amounted to $284.8 million. In July 2003, we sold a transdermal technology business to Nitto Americas for a cash consideration of $45.0 million before expenses. The loss amounted to $30.3 million. In December 2003, we completed the sale of the Pain Portfolio business to aaiPharma Inc. (“aaiPharma”). The total consideration was $101.8 million, comprising a cash payment to us of $50.4 million and the assumption, by aaiPharma, of $51.4 million of our product payment obligations to Roxane. We recorded a net gain of $40.2 million on the transaction. Other businesses divested by us in 2003 were its operations in the Philippines and Taiwan, a Spanish primary care business, a U.K. drug delivery business and an Italian manufacturing business. The total net loss on these divestments amounted to $1.4 million.

(E) Net Interest

Exceptional net interest and other expense amounted to $19.6 million.

This includes a net gain of $1.6 million on the repurchase of $1,323.4 million in principal amount at maturity of Liquid Yield Option Notes (“LYONs”). These LYONs, having an accreted value of $810.5 million at the date of purchase, were purchased at an aggregate cost of $803.4 million, resulting in the net gain of $1.6 million after related costs. For further information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

On 10 November 2003, we announced that we had successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% guaranteed convertible notes (“6.5% Convertible Notes”). In connection with this offering, a waiver fee of $16.8 million was paid to the holders of the Elan Pharmaceutical Investments II, Ltd. (“EPIL II”) issued guaranteed loan notes (“EPIL II Notes”) and Elan Pharmaceutical Investments III, Ltd. (“EPIL III”) Series B and C guaranteed notes (collectively “EPIL III Notes”).

78	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

5	Net Interest and Other Expense

	2004 $m	2003 $m
Income from financial assets:
Interest and other income	24.8	32.1
Net gain on financial assets	156.2	106.3
Gain on repurchase of LYONs(1)	—	1.6
Foreign exchange gains	—	4.2
Total income from financial assets	181.0	144.2
Interest payable and similar charges:
Bank charges and interest on loans repayable within five years	0.6	1.4
Foreign exchange losses	4.6	11.7
Original issue discount on LYONs	—	19.1
Interest on 7.25% senior notes (“Athena Notes”)	47.1	47.1
Interest on EPIL III Notes(2)	33.1	29.9
Interest on EPIL II Notes	21.0	43.0
Interest on 6.5% Convertible Notes	29.9	4.1
Interest on 7.75% senior fixed rate notes (“7.75% Notes”)	8.4	—
Interest on senior floating rate notes (“Floating Rate Notes”)	2.5	—
Amortisation of financing costs	5.4	14.5
Financing charges	0.1	10.7
Investment impairments	74.7	120.4
Share of funding of business ventures	—	3.0
Waiver fee to EPIL II/III noteholders(1)	—	16.8
Other financial charges	0.7	10.0
Total interest payable and similar charges	228.1	331.7
Net interest and other expense	(47.1)	(187.5)
(1)	For additional information on exceptional items, please refer to Note 4 to the Consolidated Financial Statements
(2)	Includes a consent and early tender fee of $6.4 million in 2004 (2003: $Nil)

Elan Corporation, plc 2004 Annual Report	79

6	Profit/(Loss) on Ordinary Activities Before Tax

The profit/(loss) on ordinary activities before taxation has been arrived at after charging/(crediting) the following items:

	2004 $m	2003 $m
Auditors’ remuneration:
Audit fees(1)	3.6	5.3
Audit related fees(2)	—	1.2
Total audit and audit-related fees	3.6	6.5
Tax fees	0.8	0.1
Total fees	4.4	6.6
Directors’ emoluments:
Fees	1.1	1.0
Other emoluments and benefits in kind(3)	1.5	2.0
Pension contributions	0.2	0.1
Payments to retired directors	1.3	2.2
Total directors’ emoluments	4.1	5.3
Amortisation of intangible assets	109.3	159.3
Depreciation of tangible assets	39.1	51.0
Loss on disposal of fixed assets	0.1	1.0
Impairment of financial assets	74.7	120.4
Operating lease rentals:
Premises	19.8	19.1
Plant and equipment	1.7	2.1
Grants amortised	—	(0.1)
(1)

Audit services include audit work performed on the Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)

Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)

Mr. Martin waived his 2004 performance cash bonus and on 10 March 2005 was granted 200,000 stock options with an estimated fair value of $900,000 at an exercise price of $7.47 per share in lieu of his cash bonus. Mr. Martin also received an annual grant of 80,000 stock options on the same date.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to “Directors’ Interests”, “Directors’ Options” and “Directors’ Remuneration” in the Directors’ Report.

80	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

7	Discontinued Operations

In the first quarter of 2004, we concluded our recovery plan with the sale of our European sales and marketing infrastructure. Subsequently, we sold several pharmaceutical products and businesses, including Frova, Zonegran, Myobloc, Zanaflex, Naprelan and other non-promoted pharmaceutical products. Discontinued operations as at 31 December 2003 have been restated to reflect the subsequent disposal of these products and businesses. The results of these operations have been reported separately as discontinued operations for 2004 and for comparative years. Other divestments and closures include the sale of our diagnostic businesses, the return of the dermatology products to GlaxoSmithKline, plc (“GSK”), the Abelcet business, the sale of the primary care franchise to King, the sale of the Pain Portfolio to aaiPharma and the sale or closure of a number of drug delivery businesses including the sale of a transdermal technology business, the closure of our medipad business and our research facility in Princeton and the sale of a U.K. drug delivery business. The results of discontinued operations are shown after exceptional items. For additional information on exceptional items, please refer to Note 4 to the Consolidated Financial Statements. The gains/(losses) on disposal of businesses are classified as exceptional items under other ordinary activities.

2004	Revenue $m	Cost of sales $m	Selling, general and administration $m	Research and development $m	Operating profit/(loss) after exceptional items(1) $m	Gain/(loss) on disposal of businesses(1) $m
Europe	10.4	11.3	9.0	0.9	(10.8)	(6.5)
Drug Delivery	0.4	0.4	(1.4)	6.0	(4.6)	(1.1)
Frova	11.3	11.4	2.8	—	(2.9)	20.9
Zonegran	43.0	27.1	5.1	(2.9)	13.7	48.0
Other(2)	24.2	8.6	1.3	3.1	11.2	6.2
Total discontinued operations	89.3	58.8	16.8	7.1	6.6	67.5

2003	Revenue $m	Cost of sales $m	Selling, general and administration $m	Research and development $m	Operating profit/(loss) after exceptional items(1) $m	Gain/(loss) on disposal of businesses(1) $m
Europe	112.4	62.4	168.6	1.9	(120.5)	2.4
Diagnostics	9.0	4.9	3.1	0.5	0.5	—
Primary Care	108.4	18.1	62.7	0.9	26.7	284.8
Pain Portfolio	68.0	17.0	15.0	0.3	35.7	40.2
Drug Delivery	17.9	17.5	10.5	35.7	(45.8)	(34.1)
Frova	38.5	36.5	14.0	—	(12.0)	—
Zonegran	86.5	43.0	24.1	13.9	5.5	—
Myobloc	14.9	6.3	48.9	11.6	(51.9)	—
Other(2)	(3.1)	13.5	4.8	0.2	(21.6)	—
Total discontinued operations	452.5	219.2	351.7	65.0	(183.4)	293.3
(1)	For additional information on exceptional items, please refer to Note 4 to the Consolidated Financial Statements.
(2)	Other products primarily include non-promoted pharmaceutical products such as Myambutol.

Elan Corporation, plc 2004 Annual Report	81

8	Tax on Profit/(Loss) on Ordinary Activities

The components of the current tax expense/(benefit) for the years ended 31 December were as follows:

	2004 $m	2003 $m
Irish corporation tax	1.8	9.7
Foreign taxes	(5.0)	(31.7)
Tax on profit/(loss) on ordinary activities	(3.2)	(22.0)

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. In each of the two years ended 31 December 2004 and 31 December 2003, substantially all of our income in Ireland was exempt from taxation by virtue of relief granted on income derived from patents or due to tax losses incurred. The tax benefits of $3.2 million and $22.0 million for 2004 and 2003, respectively, reflected tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and the availability of tax losses.

Reflecting the exempt nature of Irish income and the availability of tax losses in Ireland and foreign operations, there was no deferred tax expense for the above years.

Irish and overseas taxation have been provided at current rates on the profits earned for the periods covered by the Consolidated Financial Statements.

A reconciliation of the expected tax expense/(benefit), computed by applying the standard Irish tax rate to profit/(loss) before tax to the actual tax expense/(benefit), is as follows:

	2004 $m	2003 $m
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(46.4)	(104.7)
Irish income at reduced rates	(10.4)	(6.9)
Foreign income at rates other than the Irish standard rate	(55.3)	(82.6)
Losses creating no tax benefit	108.7	170.3
Share of investments accounted for under the equity method including elimination of revenue	0.2	1.5
Other	—	0.4
Tax on profit/(loss) on ordinary activities	(3.2)	(22.0)

The distribution of profit/(loss) on ordinary activities before taxes by geographical area was as follows:

	2004 $m	2003 $m
Profit/(loss) on ordinary activities before taxes:
Ireland	(168.6)	(734.7)
Foreign	(202.9)	(102.7)
Profit/(loss) on ordinary activities before tax	(371.5)	(837.4)

82	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

Our net deferred taxation asset/(liability) at 31 December was as follows:

	2004 $m	2003 $m
Deferred taxation liabilities:
Fixed assets	(88.0)	(45.8)
Intangible assets on acquisition	(4.1)	(52.6)
Deferred interest	—	(2.9)
Total deferred taxation liabilities	(92.1)	(101.3)
Deferred taxation assets:
Reserves/provisions, deferred interest & capitalised items	92.1	101.3
Total deferred taxation assets	92.1	101.3
Net deferred tax asset/(liability)	—	—

Under Irish GAAP we apply FRS 19 “Deferred Tax.”

Except as outlined below, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. No taxes have been provided for the unremitted and untaxed earnings of the Company overseas as these are, in the main, considered permanently employed in the business. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $1,237.4 million at 31 December 2004. Deferred tax assets are recognised to the extent that, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The calculation of the deferred taxation asset or liability is based on the taxation rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

At 31 December 2004, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $503.9 million and for state income tax purposes of approximately $219.8 million. The federal net operating losses will expire from 2009 to 2024. The state net operating losses expire from 2005 to 2023, with $142.0 million of the state net operating losses expiring in 2013 to 2014 to the extent they are not utilised. In addition, at 31 December 2004, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $58.0 million, which will expire from 2007 through 2022 and state credit carryovers of $29.5 million, mostly research credits, of which $29.3 million can be carried to subsequent tax years indefinitely, and $0.2 million will expire from 2010 to 2011 to the extent they are not utilised. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382. Consequently, utilisation of federal and state net operating losses and credits may be subject to certain annual limitations.

At 31 December 2004, certain of our non-U.S. subsidiaries had net operating loss carryovers for income tax purposes of $1,303.1 million. Approximately $1,269.4 million of these losses arose in Ireland and can be carried forward indefinitely but are limited to the same trade/trades. The remaining loss carryovers have arisen in the U.K. and The Netherlands. These remaining loss carryovers can be carried forward indefinitely, subject to local rules.

Our tax balance at 31 December was as follows:

	2004 $m	2003 $m
Taxation and social security creditors comprise:
Corporation tax	20.7	24.2
Value added tax	(0.2)	1.6)
Payroll taxes	3.2	3.6
Total	23.7	29.4

Elan Corporation, plc 2004 Annual Report	83

9	Earnings Per Share

Basic profit/(loss) per share is computed by dividing the net profit/(loss) for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares outstanding during the period. Diluted profit/(loss) per share is computed by dividing the net profit/(loss) for the period by the weighted average number of Ordinary Shares outstanding and when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options, warrants and convertible debt securities on an as-if-converted basis. The following table sets forth the computation for basic and diluted net profit/(loss) per share for the year ended 31 December:

	2004	2003
Numerator (amounts in $m):
Net loss	(368.3)	(815.4)
Denominator (amounts in millions):
Denominator for basic and diluted EPS—weighted average shares	390.1	356.0
Basic and diluted net loss per share	$(0.94)	$(2.29)

The potential effect of anti-dilutive share options, warrants and convertible debt securities, for the year ended 31 December 2004, was 75.5 million shares (2003: 70.2 million shares)

10	Staff Numbers and Costs

	2004	2003
R&D	575	625
Manufacturing	571	755
Sales	314	761
Administration	372	547
Average number of persons employed	1,832	2,688

At 31 December 2004, we had 1,899 employees worldwide.

The aggregate payroll costs of employees were as follows:

	2004 $m	2003 $m
Wages and salaries	177.7	239.4
Social security costs	23.6	29.0
Pension costs	9.0	13.5
Total payroll costs	210.3	281.9

84	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

11	Fixed Assets—Intangible Assets

	Patents & Licences $m	Goodwill $m	Acquired Intellectual Property $m	Total $m
Cost:
At 1 January 2004	1,024.2	368.2	387.0	1,779.4
Additions	26.7	—	—	26.7
Disposals	(210.7)	(223.9)	(5.7)	(440.3)
At 31 December 2004	840.2	144.3	381.3	1,365.8
Accumulated amortisation:
At 1 January 2004	282.6	224.9	19.5	527.0
Charged in year	86.6	18.1	4.6	109.3
Disposals	(68.9)	(217.1)	(4.0)	(290.0)
At 31 December 2004	300.3	25.9	20.1	346.3
Net book value: 31 December 2004	539.9	118.4	361.2	1,019.5
Net book value: 31 December 2003	741.6	143.3	367.5	1,252.4

At 31 December 2004, the main components of the carrying value of patents and licences were $257.2 million for Maxipime and Azactam, $97.5 million for the Alzheimer’s Disease intellectual property and $84.2 million for Prialt.

At 31 December 2004, the main components of goodwill were $71.3 million for Dura and $42.1 million for Nanosystems.

At 31 December 2004, the carrying values of acquired IP relating to the acquisitions of Neurex Corporation (“Neurex”), Nanosystems and Axogen Limited (“Axogen”) were $286.9 million, $33.3 million and $41.0 million, respectively.

Disposals during 2004 include $56.8 million, $38.3 million and $25.0 million of patent and licence intangibles relating to Zonegran, Ablecet (sold as part of the sale of the European business) and Frova, respectively.

We acquired companies engaged in R&D activities as it expected that the intellectual property created through the acquired companies’ R&D processes may result in a future earnings stream. Acquired IP represents that portion of the purchase price that we attribute to the value of the R&D activity undertaken by the acquired R&D company prior to acquisition. It is not a payment for R&D but rather for the value created through previous R&D.

Acquired IP is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. In the case of each acquisition, the useful economic life of acquired IP commences upon the generation of product revenue from that acquired IP. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market. Acquired IP rights of $286.9 million (relating to Neurex/Prialt) were not amortised in 2004, as the useful economic life of those rights had not commenced. We received FDA approval for Prialt in December 2004. Revenues from Prialt were earned beginning in the first quarter of 2005 and the intangible asset is being amortised over 20 years, commencing 2005.

In accordance with the requirements of FRS 11 “Impairment of Fixed Assets and Goodwill” (“FRS 11”), we conduct an impairment review of acquired IP rights at least annually, prior to the commencement of amortisation, to assess whether its carrying value is supported.

Elan Corporation, plc 2004 Annual Report	85

12	Fixed Assets—Tangible Assets

	Land & Buildings $m	Plant & Equipment $m	Total $m
Cost:
At 1 January 2004	254.6	308.3	562.9
Additions	30.0	35.1	65.1
Disposals	(60.0)	(35.8)	(95.8)
At 31 December 2004	224.6	307.6	532.2
Accumulated depreciation:
At 1 January 2004	39.2	151.5	190.7
Charged in year	5.9	33.2	39.1
Disposals	(14.3)	(29.5)	(43.8)
At 31 December 2004	30.8	155.2	186.0
Net book value: 31 December 2004	193.8	152.4	346.2
Net book value: 31 December 2003	215.4	156.8	372.2

Tangible fixed asset disposals during 2004 include the sale and leaseback of a building in San Diego and the disposal of the European and Swiss businesses.

Included in the carrying value of tangible fixed assets is $231.2 million (2003: $220.8 million) relating to our manufacturing facility in Athlone, Ireland.

The net book value of tangible assets held under finance leasing arrangements at 31 December 2004 amounted to $60.1 million (2003: $53.2 million) and related depreciation for the period amounted to $12.8 million (2003: $11.4 million).

13	Fixed Assets—Financial Assets

Financial assets at 31 December were as follows:

	2004 $m	2003 $m
Investments in and loans to associates	—	23.9
Quoted investments	28.1	35.8
Unquoted investments and loans	62.9	197.9
Securitised investments	0.9	150.3
Other marketable securities	—	86.6
Total	91.9	494.5
Less current financial assets	—	(86.6)
Fixed assets—financial assets	91.9	407.9

86	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

a   Movements on non-current financial assets for the year were as follows:

	Investments in and Loans to Associates $m	Quoted Investments $m	Unquoted Investments and Loans $m	Securitised Investments $m	Total $m
At 1 January 2004	23.9	35.8	197.9	150.3	407.9
Additions	3.7	—	1.3	—	5.0
Conversions	—	67.7	(29.4)	—	38.3
Disposals/repayments	(25.7)	(72.0)	(47.3)	(141.0)	(286.0)
Share of losses of associates	(1.9)	—	—	—	(1.9)
Impairment	—	(3.4)	(61.9)	(9.4)	(74.7)
Interest income	—	—	2.3	1.0	3.3
At 31 December 2004	—	28.1	62.9	0.9	91.9

Quoted investments at 31 December 2004 carried at a cost of $28.1 million (2003: $35.8 million) had a market value at that date of $31.6 million (2003: $70.1 million).

b   Associates

In September 2004, we sold our remaining investments in Amarin Corporation plc (“Amarin”) for $6.5 million to Amarin Investment Holding Ltd., a company controlled by Mr. Thomas G. Lynch, former vice-chairman of Elan. For additional information on Amarin, please refer to Note 28 to the Consolidated Financial Statements.

c   Securitised investments

During the year ended 31 December 2004, the entire investment portfolio held as security against the EPIL II Notes, which had a carrying value of $56.6 million, was sold in connection with the repayment of the EPIL II Notes in June 2004.

Investments held as security against the EPIL III Notes with a carrying value of $84.4 million were disposed of during the period, primarily relating to the sale of investment securities in Warner Chilcott plc of $58.9 million and Atrix, Inc. of $20.8 million.

The securitised investments at 31 December 2004 with a carrying value of $0.9 million, had a fair value at that date of $0.9 million. These investments, together with the cash proceeds from the disposal of the investment portfolio of $124.3 million, are held as security against the EPIL III Notes in principal amount of $39.0 million, issued in a securitisation transaction, which were repaid in full in March 2005. For additional information regarding these notes, please refer to Note 16 to the Consolidated Financial Statements.

d   Significant conversions

During the year we converted a number of debt instruments to quoted equity securities. The uplift of $38.3 million represents the gain on conversion.

e   Significant disposals

Total disposals of quoted and unquoted investments in 2004 amounted to $119.3 million, primarily relating to the sale of investment securities in Inex Pharmaceuticals, Inc. of $34.4 million, Dov Pharmaceuticals, Inc. of $13.5 million, Bioject Medical Technologies, Inc. of $4.4 million and Curis, Inc. of $3.0 million.

f   Investment impairments

During 2004 we recognised a $74.7 million charge in relation to investment impairments, primarily relating to investments in privately held biotech companies.

Elan Corporation, plc 2004 Annual Report	87

14	Stock

Our product stock at 31 December consisted of the following:

	2004 $m	2003 $m
Raw materials	6.8	17.1
Work-in-process	8.2	21.3
Finished goods	14.0	40.0
Total stock	29.0	78.4

The decrease in stocks during 2004 primarily reflects the disposal of businesses and products. The replacement cost of stock does not differ materially from its carrying value.

15	Debtors

Our debtors at 31 December consisted of the following:

	2004 $m	2003 $m
Trade debtors	47.0	88.6
Less amounts provided for doubtful debts	(5.5)	(11.6)
Trade debtors, net	41.5	77.0
Insurance deposit(1)	21.0	—
Other debtors	40.1	47.1
Prepayments	13.0	18.0
Total debtors	115.6	142.1
Debtors due within one year	103.2	130.3
Debtors due after one year	12.4	11.8
Total debtors	115.6	142.1

(1)

In December 2004, we reorganised our product liability insurance arrangements resulting in us self-insuring certain limited historical risks. As a result, we recorded a gain of $21.0 million, net of related provisions. We received this cash in January 2005.

Our provision for doubtful debts activity was as follows:

Provision for doubtful debts:	2004 $m	2003 $m
Balance at 1 January	11.6	23.1
Profit and loss account charge/(credit)	(1.5)	6.9
Amounts utilised	(4.6)	(18.4)
Balance at 31 December	5.5	11.6

The decrease in trade debtors during 2004 primarily reflects the disposal of businesses and products.

88	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

16	Convertible Debt and Guaranteed Notes

Our convertible debt and guaranteed notes at 31 December consisted of the following:

	Repayment Dates	2004 $m	2003 $m
Due within one year
EPIL II Notes	2004	—	450.0
EPIL III Notes	2005	39.0	—
Interest accrued		31.8	21.4
Debt due within one year		70.8	471.4
Due after one year
EPIL III Notes	2005	—	389.5
Athena Notes	2008	646.3	645.1
6.5% Convertible Notes	2008	447.4	444.4
LYONs	2008	0.9	0.9
7.75% Notes	2011	830.6	—
Floating Rate Notes	2011	293.1	—
Debt due after one year		2,218.3	1,479.9
Total debt		2,289.1	1,951.3

EPIL II Notes

In June 2000, we transferred a portfolio of equity and debt securities to a special purpose entity, EPIL II, a wholly-owned subsidiary of Elan. On 28 June 2000, EPIL II issued $450.0 million in aggregate principal amount of the EPIL II Notes, in a private placement to a group of financial institutions. The investments and cash in EPIL II were held as security against the EPIL II Notes. These assets were not available for distribution outside EPIL II. The EPIL II Notes were guaranteed on a subordinated basis by Elan and, consequently, in accordance with FRS 5 “Reporting the Substance of Transactions” (“FRS 5”), the EPIL II Notes and the investments were both included separately in the our Consolidated Balance Sheet. The EPIL II Notes matured on 28 June 2004 and the principal plus accrued interest were paid in full. Interest charged in 2004 amounted to $21.0 million (2003: $43.0 million).

EPIL III Notes

In March 2001, we transferred a portfolio of equity and debt securities to a special purpose entity, EPIL III, a wholly-owned subsidiary of Elan. EPIL III issued $200.0 million in aggregate principal amount of the Series C guaranteed notes in a private placement to a group of financial institutions. In addition, EPIL III issued $160.0 million in aggregate principal amount of the Series A guaranteed notes and $190.0 million of the Series B guaranteed notes, in exchange for all outstanding 8.43% guaranteed notes issued in June 1999 by EPIL. The Series A guaranteed notes were, and the Series B guaranteed notes and Series C guaranteed notes are, fully and unconditionally guaranteed on a subordinated basis by Elan. The Series A guaranteed notes bore interest at the rate of 8.43% per annum. The Series B guaranteed notes bore interest at the rate of 8.43% per annum through June 2002 and 7.72% per annum thereafter. The Series C guaranteed notes bear interest at the rate of 7.62% per annum. The Series A guaranteed notes matured and were repaid in June 2002.

In 2001, EPIL III paid cash of $106.0 million to us and also exchanged the EPIL III Series A and Series B guaranteed notes for all outstanding 8.43% guaranteed notes as consideration for the portfolio of investments transferred to it. Other than these payments and a payment of $0.8 million (2003: $0.8 million) for administration services, there were no other cash flows between EPIL III and us in 2004 and 2003. The remaining investments and cash in EPIL III are held as security against the EPIL III Series B guaranteed notes and the Series C guaranteed notes. These assets were not available for distribution outside EPIL III. The investments and cash had a fair value of $125.3 million (principally cash of $124.3 million), and a carrying value of $125.3 million, at 31 December 2004. In November 2004, through our wholly-owned subsidiary, Elan International Services, Ltd., we completed a cash tender offer to purchase $351.0 million of the EPIL III Series B and Series C guaranteed notes. In

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March 2005, EPIL III repaid the remaining Series B and Series C guaranteed notes of $39.0 million. The Series B guaranteed notes and the Series C guaranteed notes were guaranteed on a subordinated basis by us and subsequently, in accordance with the provisions of FRS 5, the Series B guaranteed notes and the Series C guaranteed notes, investments and cash were included separately in our consolidated balance sheet. Issuance costs associated with the EPIL III Notes amounted to $6.1 million.

Interest charged on the EPIL III notes in 2004 amounted to $33.1 million (2003: $29.9 million). The 2004 interest charge includes $6.4 million relating to the consent and early payment fees for the repayment of EPIL III Notes. The liability outstanding at 31 December 2004, net of financing costs, was $39.0 million (2003: $389.5 million) with interest accrued of $Nil (2003: $0.2 million).

Athena Notes

In February 2001, Athena Neurosciences Finance, LLC (“Athena Finance”), an indirect wholly-owned subsidiary of Elan, issued $650.0 million in aggregate principal amount of Athena Notes due 2008 at a discount of $2.5 million. The Athena Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million.

Interest is paid in cash semi-annually. Interest charged in the year ending 31 December 2004 amounted to $47.1 million (2003: $47.1 million). At 31 December 2004, interest accrued was $16.7 million (2003: $16.7 million).

On 14 January 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value gain of $3.6 million at 31 December 2004 (2003: $8.5 million). On 22 November 2004, we entered into an interest rate swap to convert an additional $200.0 million of this debt to variable rate interest obligations. The swap had a fair value loss of $0.9 million at 31 December 2004 (2003: $Nil).

6.5% Convertible Notes

In November 2003, we completed the offering and sale of $460.0 million in aggregate principal amount of 6.5% Convertible Notes issued by Elan Capital Corporation, an indirect wholly-owned subsidiary, and guaranteed by Elan Corporation, plc. The 6.5% Convertible Notes mature on 10 November 2008.

Holders of the 6.5% Convertible Notes have the right to convert the notes into fully-paid American Depository Shares (“ADSs”) at a conversion price of $7.42 at any time up to 10 November 2008 or seven trading days preceding the date of redemption if the notes are called for redemption.

We may, at any time after 1 December 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the NYSE for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.

Interest is paid in cash semi-annually. Interest charged in the year ending 31 December 2004 amounted to $29.9 million (2003: $4.1 million). At 31 December 2003, interest accrued was $4.1 million (2003: $4.1 million).

LYONs

In December 1998 Elan Finance Corporation issued, in a private placement and at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to us amounted to $862.5 million. The expenses associated with the transaction amounted to $23.1 million. The LYONs are exchangeable at any time at the option of the holder into 13.75 Elan ADSs per each $1,000 principal amount at maturity. The securities are redeemable for cash at any time, at the option of Elan. Holders of the LYONs may require us to purchase all or any portion of their LYONs on 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. We may, at our option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs, at then existing market prices, or any combination of cash and ADSs. Our right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the NYSE.

90	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

In December 2002, we repurchased $318.6 million in principal amount at maturity of LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases.

Through 3 June 2003, we repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases.

On 14 November 2003, we announced that holders of the remaining outstanding LYONs had the right to surrender their LYONs for purchase during the period that began then and ended on 15 December 2003. Pursuant to the indenture under which the LYONs were issued in December 1998, each holder of LYONs had the right to require us to purchase on 15 December 2003, such holder’s LYONs at a price equal to $616.57 per $1,000 principal amount at maturity of the LYONs.

Under the terms of the LYONs, we had the option to pay for the LYONs in cash, in ADSs, representing Ordinary Shares, of Elan, or in any combination of cash and ADSs. We elected to pay for the LYONs in cash. The aggregate principal amount due at maturity for all outstanding LYONs was approximately $801.3 million.

On 16 December 2003, we announced that LYONs with an aggregate principal amount at maturity of approximately $799.7 million were validly surrendered for repurchase and not withdrawn, and we had repurchased all such LYONs. Approximately $0.9 million in aggregate principal amount at maturity of LYONs remain outstanding following the completion of the repurchase. The aggregate purchase price for all LYONs validly surrendered for repurchase and not withdrawn was approximately $493.1 million. The accreted value of the remaining LYONs was $0.9 million at 31 December 2004.

The original issue discount charged to income in the year to 31 December 2004 amounted to $Nil (2003: $19.1 million).

The liability outstanding at 31 December 2004, net of financing costs of $Nil (2003: $Nil), was $0.9 million (2003: $0.9 million) with interest accrued of $Nil (2003: $Nil).

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% Notes due 15 November 2011 issued by Elan Finance, plc (“Elan Finance”). Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. At any time prior to 15 November 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount plus a make-whole premium plus accrued and unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on 15 November 2008 at an initial redemption price of 103.875% of their principal amount plus accrued and unpaid interest. In addition, at any time after 17 February 2006 and on or prior to 15 November 2007, we may redeem up to 35% of the 7.75% Notes using the proceeds of certain equity offerings at a redemption price of 107.75% of the principal. Interest charged in the year ending 31 December 2004 amounted to $8.4 million (2003: $Nil). At 31 December 2004, interest accrued was $8.4 million (2003: $Nil).

Floating Rate Notes

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of Floating Rate Notes due 15 November 2011, also issued by Elan Finance. The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.0%, except the first interest payment, which bears interest at a rate equal to six-month London Interbank Offer Rate (“LIBOR”) plus 4.0%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes. At any time prior to 15 November 2006, we may redeem the Floating Rate Notes, in whole, but not in part, at a price equal to 100% of their principal amount plus a make-whole premium plus accrued and unpaid interest. We may redeem the Floating Rate Notes, in whole or in part, beginning on 15 November 2006 at an initial redemption price of 102% of their principal amount plus accrued and unpaid interest. In addition, at any time after 17 February 2006 and on or prior to 15 November 2007, we may redeem up to 35% of the Floating Rate Notes using the proceeds of certain equity offerings. Interest charged in the year ending 31 December 2004 amounted to $2.5 million (2003: $Nil). At 31 December 2004, interest accrued was $2.5 million (2003: $Nil).

Covenants

The agreements governing some of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, but they do restrict our ability to, among other things:

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•	Incur additional debt;
•	Create liens;
•	Enter into certain transactions with related parties;
•	Enter into certain types of investment transactions;
•	Engage in certain asset sales or sale and leaseback transactions;
•	Pay dividends; and
•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in default under other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints. At 31 December 2004 we were, and are currently, not in violation of any of our debt covenants.

17	Creditors

Our creditors at 31 December consisted of the following:

	2004 $m	2003 $m
Amounts falling due within one year:
Trade creditors	55.0	32.7
Accrued liabilities	203.6	258.4
Product acquisitions and alliances, Maxipime and Azactam	—	15.6
Product acquisitions and alliances, other	—	3.8
Other creditors	35.0	25.6
Taxation and social security (Note 8)	23.7	29.4
Creditors (amounts falling due within one year)	317.3	365.5
Amounts falling due after one year:
Product acquisitions and alliances, Frova	—	11.2
Other creditors	11.9	18.0
Creditors (amounts falling due after one year)	11.9	29.2

Product acquisitions and alliances

At 31 December 2004, we included in creditors $Nil (2003: $30.6 million) relating to future payments and/or future potential payments on products. Of the $30.6 million at 31 December 2003, we had accrued $19.4 million within creditors (within one year), including $15.6 million for Maxipime and Azactam and $11.2 million within creditors (after one year) for Frova. The Frova amount was released during 2004 as a result of the sale of Frova to Vernalis. The other amounts were paid in 2004.

92	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

18	Share Capital

Authorised Share Capital	No. of Ordinary Shares
At 31 December 2004 and 2003:
Ordinary Shares (par value 5 Euro cent)	600,000,000
Executive Shares (par value 1.25 Euro)(the “Executive Shares”)	1,000
“B” Executive Shares (par value 5 Euro cent)(the “B” Executive Shares”)	25,000

	At 31 December 2004		At 31 December 2003
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s
Ordinary Shares	395,072,974	22,574	386,182,274	22,015
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

In November 2003, we successfully completed a private offering of 35.0 million Ordinary Shares at a price of $4.95 per share.

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of Elan, or the right to be paid a dividend out of the profits of Elan, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of Elan except for such dividends as the directors may from time to time determine.

Shares issuable at 31 December 2004 of $17.1 million includes $0.7 million relating to shares of Athena Neurosciences, Inc. (“Athena Neurosciences”), Sano Corporation, Neurex, The Liposome Company, Inc. (“Liposome”) and Dura common stock remaining to be converted into Ordinary Shares pursuant to the acquisition of these companies.

In October 1998, we completed the acquisition of all of the assets and liabilities of Nanosystems. As part of the acquisition, we issued warrants with an estimated value of $16.4 million, to acquire 1.5 million Ordinary Shares at an exercise price of $45 per share. The warrants are included in shares issuable at 31 December 2004 and are exercisable until October 2006.

At the Annual General Meeting in May 1999, we were authorised to make market purchases of up to 15% of the issued share capital on that date. During the remainder of the year ended 31 December 1999, we purchased 621,500 of our Ordinary Shares at a cost of $17.4 million and these are currently held in treasury stock. In 2000, we terminated our share purchase programme.

19	Profit and Loss Account

Our profit and loss account at 31 December consisted of the following:

	2004 $m	2003 $m
Holding company	(4,314.3)	(4,159.6)
Subsidiary and associated undertakings	(240.7)	(27.1)
Goodwill written-off	(574.3)	(574.3)
Profit and loss account	(5,129.3)	(4,761.0)

We have availed of the Companies (Amendment) Act 1986 exemption from the requirement to present our separate non-consolidated profit and loss account. Of the consolidated net loss after tax, a loss of $154.7 million (2003: $188.5 million) is dealt with in the profit and loss account of the holding company.

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20	Pension and Other Employee Benefits Plans

Pension

We account for pensions in accordance with SSAP No. 24, “Accounting for Pensions” (“SSAP 24”). FRS 17 “Retirement Benefits” (“FRS 17”) will not be mandatory for us until the year ended 31 December 2005. Prior to this, phased transitional disclosures are required by FRS 17 and, to the extent they are not given in (a), are set out below in (b).

(a)	SSAP 24 disclosures

Pension Costs	2004 $m	2003 $m
Pension cost of defined benefit schemes	3.4	4.3
Pension cost of defined contribution schemes	5.6	9.2
Total pension costs	9.0	13.5

(i) Defined benefit schemes

We fund the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are funded externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2004 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out in April 2002 using the projected unit credit method and the valuation reports are not available for public inspection.

The principal actuarial assumption used was that the rate of real investment returns will exceed the rate of salary inflation by 2%.

The actuarial report showed that at 1 April 2002, the market value of the assets of the schemes was $19.4 million and the actuarial value of the assets represented 106% of the benefits accrued to members for the two plans.

These schemes are fully funded on a discontinuance basis.

(ii) Defined contribution schemes

In addition, we operate a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the profit and loss account in the period in which incurred.

(iii) Balance sheet amounts

As at 31 December 2004, there was a pension contribution due (included in accruals) of $1.9 million (2003: $2.3 million) and a pension prepayment of $0.2 million (2003: $0.3 million).

(b)	FRS 17 retirement benefits

The valuations of the defined benefit schemes used for the purpose of FRS 17 disclosures have been based on the most recent actuarial valuations as identified above. These have been updated by the actuary to take account of the requirements of FRS 17 in order to assess the liabilities at each balance sheet date. Scheme assets are stated at their market value at each balance sheet date. The contribution rate, inclusive of the members contributions, for the Employee Benefit Plan is 17.4% of pensionable salaries. The contribution rate, inclusive of the members contributions, for the Pension and Life Assurance Plan is 31.0% of pensionable salaries.

94	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

The financial assumptions used to calculate the retirement benefit liability under FRS 17 were as follows:

Valuation method	31 December 2004 Projected unit	31 December 2003 Projected unit	31 December 2002 Projected unit
Discount rate	4.5%	5.2%	5.5%
Inflation rate	2.3%	2.5%	3.0%
Increase to pensions in payment(1)	5.0%	5.0%	5.0%
Future salary increases	3.8%	4.0%	3.5%

(1)	5% per annum limited to CPI increases assumed to be 2.3% for 2004 (2003: 2.5%; 2002: 3%).

The market values of the assets in the pension schemes and the expected rates of return were:

	Long term rate of return expected at 31 December 2004	Value at 31 December 2004 $m	Long term rate of return expected at 31 December 2003	Value at 31 December 2003 $m	Long term rate of return expected at 31 December 2002	Value at 31 December 2002 $m
Equities	7.3%	32.8	7.5%	25.7	6.5%	14.1
Bonds	4.3%	6.5	4.5%	5.8	5.0%	4.3
Property	6.3%	2.5	6.5%	2.4	6.5%	1.6
Cash	2.0%	2.9	2.5%	0.6	2.5%	1.0
Total market value of pension plans assets		44.7		34.5		21.0
Present value of funded pension liabilities		(49.4)		(37.6)		(27.4)
Net deficit in funded pension plans		(4.7)		(3.1)		(6.4)
Related deferred tax asset		0.6		0.4		1.3
Net pension deficit		(4.1)		(2.7)		(5.1)
Analysed as:
Pension & Life Assurance Plan
Net pension assets		11.9		8.5		3.8
Net pension liabilities		(11.9)		(9.4)		(7.7)
Related deferred tax asset		—		0.1		0.8
Employee Benefit Plan
Net pension assets		32.8		26.0		17.2
Net pension liabilities		(37.5)		(28.2)		(19.7)
Related deferred tax asset		0.6		0.3		0.5
Net pension deficit		(4.1)		(2.7)		(5.1)

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Movement in deficit during the year:

	31 December 2004 $m	31 December 2003 $m
Deficit at 1 January	(2.7)	(5.1)
Service cost	(2.4)	(2.1)
Company contributions paid	2.6	3.9
Actuarial gain/(loss)	(1.9)	2.3
Expected net return	0.5	—
Foreign exchange rate charges	(0.8)	(0.6)
Related deferred tax asset	0.6	(1.1)
Deficit at 31 December	(4.1)	(2.7)

Had FRS 17 been reflected in the primary financial statements, the following amounts would have been included in the Consolidated Profit and Loss Account and the Consolidated Statement of Total Recognised Gains and Losses for the years ended 31 December:

	2004 $m	2003 $m
Included in payroll costs:
Current service costs	2.4	2.1
Net operating profit charge	2.4	2.1
Included in finance costs/(income):
Interest cost	1.9	1.6
Expected return on assets	(2.5)	(1.6)
Net finance income	(0.6)	—
Included in statement of total recognised gains and losses:
Difference between expected and actual return on assets	(0.7)	(1.7)
Experience gains and losses on plan’s liabilities	(3.1)	(3.1)
Effect of changes in actuarial assumptions	5.7	2.5
Net (gain)/loss in Consolidated Statement of Total Recognised Gains and Losses	1.9	(2.3)

History of actuarial gains and losses for the years ended 31 December:

	2004 $m	2003 $m	2002 $m
Difference between expected and actual return on assets	(0.7)	(1.7)	6.4
Expressed as a percentage of plans’ assets	(1.6%)	(4.9%)	30.4%
Experience gains and losses on scheme liabilities	(3.1)	(3.1)	(2.6)
Expressed as a percentage of plans’ liabilities	(6.3%)	(8.2%)	(9.4%)
Total actuarial (gains)/losses	1.9	(2.3)	5.5
Expressed as a percentage of plans’ liabilities	3.8%	(6.1%)	20.1%

96	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

Net assets and reserves at 31 December:

	2004 $m	2003 $m
Net assets
Net assets per Consolidated Balance Sheet	524.2	825.4
Pension & Life Assurance Plan
Net pension assets	11.9	8.5
Net pension liabilities	(11.9)	(9.4)
Related deferred tax asset	—	0.1
Net pension & life assurance plan	—	(0.8)
Employee Benefit Plan
Net pension assets	32.8	26.0
Net pension liabilities	(37.5)	(28.2)
Related deferred tax asset	0.6	0.3
Net employee benefit plan	(4.1)	(1.9)
Net assets including pension assets and liabilities	520.1	822.7
Reserves
Profit and loss reserve excluding pension assets and liabilities	(5,129.3)	(4,761.0)
Pension reserve	(4.1)	(2.7)
Profit and loss reserve	(5,133.4)	(4,763.7)

Share Options and Warrants

Share options have been granted to directors, employees, consultants and certain other parties. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and five years from the date of grant.

The following table summarises the number of options outstanding and available to grant as at December 31:

	Outstanding		Available to Grant
	2004	2003	2004	2003
1986/1989 Plans	—	44,400	—	—
1996 Plan	8,784,892	9,290,558	3,256,142	4,342,004
1998 Plan	4,246,395	4,841,957	—	—
1999 Plan	27,012,432	33,758,641	2,671,459	2,802,142
Segix Plan	319,670	376,501	—	—
Other Consultants	425,000	425,000	—	—
Total	40,788,389	48,737,057	5,927,601	7,144,146

We have also granted options and warrants for acquisitions, a development and licence agreement and a service agreement. As a result of the acquisition of Athena Neurosciences on 1 July 1996, options and warrants granted by Athena Neurosciences prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Ordinary Shares. As a result of the acquisition of Neurex on 14 August 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Ordinary Shares. As a result of the acquisition of Liposome on 12 May 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Ordinary Shares. As a result of the acquisition of Dura on 9 November 2000, options and warrants granted by Dura vested and were converted into options and

Elan Corporation, plc 2004 Annual Report	97

warrants to acquire 5,513,457 Ordinary Shares. The following table summarises the number of acquisition related options outstanding as at December 31:

	Outstanding
	2004	2003
Athena Neurosciences	120,996	206,276
Neurex	66,370	99,872
Liposome	125,147	149,971
Dura	63,171	107,213
Total	375,684	563,332

Arising from the acquisition by us of all the assets and liabilities of Nanosystems, we granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. The warrants are exercisable at $45 per share from 1 February 1999 to 1 October 2006 and were unexercised as at 31 December 2004 and 2003.

The total share options and warrants outstanding and exercisable are summarised as follows:

	Options		Warrants
	Shares	WAEP* ($)	Shares	WAEP* ($)
Outstanding at 31 December 2002	53,021,243	22.28	5,068,944	38.64
Exercised	(764,944)	2.39	—	—
Granted	5,956,098	4.47	—	—
Expired	(8,912,008)	24.54	(2,494,498)	32.51
Outstanding at 31 December 2003	49,300,389	20.03	2,574,446	39.20
Exercised	(8,879,018)	7.83	(12)	26.72
Granted	5,767,595	19.70	—	—
Expired	(5,024,893)	31.34	—	—
Outstanding at 31 December 2004	41,164,073	21.24	2,574,434	39.20
Exercisable at 31 December 2004	31,335,573	23.44	2,574,434	39.20
*	Weighted average exercise price

At 31 December 2004, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:

Number outstanding	WAEP ($)	Range ($)	Weighted Average Remaining Contractual Life (years)	Number Exercisable	WAEP ($)
13,588,154	2.96	1.93–10.00	7.9	9,519,637	2.69
10,747,844	17.06	10.01–25.00	6.6	6,596,362	16.59
11,016,661	31.53	25.01–40.00	4.8	9,764,661	32.25
5,811,414	52.20	40.01–58.60	6.2	5,454,913	52.18
41,164,073	21.24	1.93–58.60	6.5	31,335,573	23.44

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (“U.S. Purchase Plan”), under Sections 421 and 423 of the Internal Revenue Code (“IRC”), which became effective on 1 January 2005 for eligible employees based in the U.S. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

98	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (“the Irish/U.K. Sharesave Plans”). In total, 1,500,000 shares have been reserved for issuance under the Irish/U.K. Sharesave Plans and U.S. Purchase Plan combined. The Irish/U.K. Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month offering period. The plans allow eligible employees to save up to 320 Euro per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan and they may purchase shares anytime within six months after the end of the savings period.

As at 31 December 2004, 1,500,000 shares were reserved for future issuance under the U.S. Purchase Plan and Irish/U.K. Sharesave Plans.

Employee Savings and Retirement Plan 401(K)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 20% of their annual compensation, limited by the maximum amount allowed by the Internal Revenue Code. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute discretionary matching up to another 3% of the employee’s annual compensation on an annual basis. Our matching contributions are vested immediately. For the year ended 31 December 2004, we recorded $5.1 million (2003: $7.5 million), of expense in connection with the matching contributions under the 401(k) plan.

21   Financial Instruments

We use derivative financial instruments to reduce exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. We do not enter into derivative financial instruments for trading or speculative purposes.

Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset or liability. We use derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main risks arising from the use of financial instruments are market rate risk and liquidity risk. Market rate risk is defined as the exposure to adverse movements in interest and foreign exchange risks. We only enter into contracts with parties that have at least an “A” or equivalent credit rating. The counterparties to these contracts are major financial institutions. We believe that the risk of any net loss from counterparty risk is remote and would not be material to us.

Short term debtors and creditors have been excluded from all numerical disclosures below, excluding the currency rate risk analysis. As explained in Note 1 to the Consolidated Financial Statements, the financial statements are prepared in U.S. dollars and, therefore, we are exposed to foreign exchange risks related to costs incurred and revenues earned in currencies other than U.S. dollars.

a	Interest rate risk

The interest rate risk profile of our financial liabilities was as follows:

	At 31 December 2004				At 31 December 2003
Principal Currency ($)	Fixed $m	Floating $m	No Interest $m	Total $m	Fixed $m	Floating $m	No Interest $m	Total $m
Convertible debt and guaranteed notes(1)	1,693.5	595.6	—	2,289.1	1,851.3	100.0	—	1,951.3
Other	15.6	2.4	0.6	18.6	21.8	1.9	11.9	35.6
(1)

The fixed and floating amounts shown for convertible debt and guaranteed notes reflect the swap transactions described in Note 21(c) of the Consolidated Financial Statements. See Note 16 for additional information on the convertible debt and guaranteed notes.

The fixed-rate liabilities in the table have a weighted average interest rate of 7.3% (2003: 7.7%), maturing between 2005 and 2011. The weighted average life of the fixed rate liabilities is 6.3 years (2003: 2.6 years).

Variable interest rates on liabilities were generally based on the appropriate LIBOR.

Elan Corporation, plc 2004 Annual Report	99

The interest rate risk profile of our financial assets was as follows:

	At 31 December 2004				At 31 December 2003
	Fixed $m	Floating $m	No Interest $m	Total $m	Fixed $m	Floating $m	No Interest $m	Total $m
Investments(1)	15.6	—	76.3	91.9	204.6	—	266.0	470.6
Cash and liquid resources	—	1,540.3	—	1,540.3	—	831.8	—	831.8

(1)	Excludes investments in and loans to associates.

Fixed interest rates on investments have a weighted average interest rate of 7.5% (2003: 8.4%), maturing in 2005. The weighted average life of the fixed interest rate investments is 0.1 years (2003: 0.1 years).

Cash and liquid resources at 31 December 2004 includes restricted cash of $192.7 million (2003: $33.1 million), of which $124.3 million is held by EPIL III and was reserved for the repayment of the EPIL III Notes of $39.0 million due and repaid in full in March 2005. Following this debt repayment, the residual cash in EPIL III can be used for general corporate purposes. Restricted cash at 31 December 2004 also includes $40.0 million reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit and $28.4 million of pledged cash to secure certain letters of credit. The restricted cash at 31 December 2003 of $33.1 million consisted of $21.1 million held by EPIL II and EPIL III and $12.0 million of pledged cash to secure certain letters of credit.

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

b	Currency rate risk

We have exposure to various reporting currencies due to the international nature of our operation.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the operating currency of the operating unit involved. At 31 December 2004 and 2003, respectively, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation
Monetary (Liabilities)/Assets	At 31 December 2004			At 31 December 2003
In U.S. $m	U.S. Dollar	Total	Swiss Francs	U.S. Dollar	Total
Sterling	1.4	1.4	(0.1)	1.0	0.9
Euro	(19.2)	(19.2)	(0.2)	(20.5)	(20.7)
Yen	2.8	2.8	—	—	—
Swiss Franc	0.2	0.2	—	(0.2)	(0.2)
Israeli Shekel	—	—	—	0.1	0.1
Canadian Dollar	0.3	0.3	—	0.4	0.4
Total	(14.5)	(14.5)	(0.3)	(19.2)	(19.5)

The amounts shown in the table above take into account the effect of forward contracts and other derivatives entered into to manage these currency exposures.

c	Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm’s-length transaction between informed and willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of financial instument.

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Notes Relating to Financial Statements

Cash and liquid resources

The carrying amount approximates fair value due to the short term nature of cash and liquid resources. As at 31 December 2004, the carrying and fair values of cash and liquid resources was $1,540.3 million (2003: $831.8 million).

Financial assets

The fair values of financial assets have been estimated for quoted equity securities utilising quoted market prices, for debt securities by methods including utilising current market interest rates for loans with similar risk and duration profile and for material unquoted equity investments generally by the most recent private financing prices, discounted projected future cash flows and option valuation models. The fair values of marketable securities, including interest rate futures, have been estimated based on quotes obtained from brokers for these and similar instruments. As at 31 December 2004, the carrying and fair values of financial assets were $91.9 million (2003: $470.6 million) and $112.7 million (2003: $665.1 million), respectively. See Note 13 for additional information on financial assets.

Debt instruments

The fair values of the LYONs, 6.5% Convertible Notes, Athena Notes, 7.75% Notes and Floating Rate Notes have been assessed based on the quoted market price. The fair value of the EPIL III Notes approximates the carrying value because EPIL III repaid the remaining guaranteed notes of $39.0 million in March 2005.

The carrying value, stated net of financing costs and including accrued interest, and fair value of the debt instruments at 31 December were as follows:

	2004		2003
	Carrying Value $m	Fair Value $m	Carrying Value $m	Fair Value $m
6.5% Convertible Notes	451.6	1,754.9	448.5	594.1
EPIL II Notes	—	—	450.4	450.4
EPIL III Notes	39.0	39.0	389.7	390.2
LYONs	0.9	0.9	0.9	0.9
Athena Notes	663.0	679.3	661.8	600.4
7.75% Notes	839.0	909.5	—	—
Floating Rate Notes	295.6	317.3	—	—
Total	2,289.1	3,700.9	1,951.3	2,036.0

The fair value of the debt instruments has decreased significantly with our voluntary suspension of the marketing and clinical dosing of Tysabri in February 2005, from $3,700.9 at 31 December 2004 million to $1,769.9 million as at 31 March 2005 primarily due to the decrease in the option value in the 6.5% Convertible Notes.

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Derivative instruments

The fair value of derivative instruments at 31 December was as follows:

	2004		2003
	Contract Amount $m	Fair Value $m	Contract Value $m	Fair Value $m
Forward contracts:
United States Dollar forward contracts	9.4	(0.4)	—	—
Euro forward contracts	9.0	1.2	—	—
Swap contracts:
Interest rate swap—January 2002	100.0	3.6	100.0	8.5
Interest rate swap—November 2004	200.0	(0.9)	—	—

At 31 December 2004, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The United States Dollar forward contracts require us to sell Japanese Yen for United States Dollars on various dates through December 2005. The Euro forward contracts require us to sell United States Dollars for Euro on various dates through December 2005.

In January 2002, we entered into an interest rate swap agreement to convert our 7.25% fixed rate interest obligations on $100.0 million of the Athena Notes to variable rate interest obligations. In November 2004, we entered into an interest rate swap agreement to convert an additional $200.0 million of this debt to variable rate interest obligations. These swaps qualify as hedges.

d	Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet our requirements and to repay maturing debt.

The maturity profile of our financial liabilities, excluding convertible debt and guaranteed notes, at 31 December was as follows:

	2004 $m	2003 $m
In one year or less, or on demand	6.9	7.0
In more than one year but not more than two years	6.2	17.7
In more than two years but not more than five years	3.1	8.9
In more than five years	2.4	2.0
Total	18.6	35.6

The maturity of convertible debt and guaranteed notes are disclosed in Note 16. They principally mature in 2008 and 2011. For additional information on liquidity, please refer to the Financial Review.

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Notes Relating to Financial Statements

22    Disposals of Subsidiary Undertakings

Details of the disposal of subsidiary undertakings are given below:

	Net Cash Proceeds $m	Net Assets Disposed $m	Net Loss $m
2004:
Europe	93.2	99.7	(6.5)
2003:
ETT	44.7	75.0	(30.3)
Other	1.4	3.8	(2.4)

In February 2004, we sold certain of our European subsidiary undertakings to Zeneus.

On 3 July 2003, we sold ElanTransdermal Technologies (“ETT”) to Nitto Americas. Other subsidiary undertakings sold includes Elan Drug Delivery Ltd, sold on 10 July 2003; Elan Pharma Taiwan sold on 24 March 2003 and Elan Pharmaceutical Corporation, Philippines sold in January 2003.

The gains or losses on the disposal of subsidiary undertakings are included in the gain on disposal of businesses line item. See Note 4 to the Consolidated Financial Statements for additional information.

23   Leases, Commitments and Contingencies

We occupy certain facilities under lease arrangements and lease certain equipment. As at 31 December 2004, future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	Minimum Rental Payments
	Premises $m	Other $m	Total $m
2005	18.3	0.1	18.4
2006	18.0	0.1	18.1
2007	12.7	—	12.7
2008	14.6	—	14.6
2009	19.5	—	19.5
Later years	66.8	—	66.8
Total	149.9	0.2	150.1

As at 31 December 2004, we had obligations under finance leases as follows:

2004 $m
Within one year	6.9
In more than one year, but not more than five years	9.7
After five years	—
Total gross payments	16.6
Less: finance charges included above	(1.0)
Total	15.6

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In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us to require a net settlement of our obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $64.4 million at 31 December 2004 (2003: $63.8 million).

As at 31 December 2004, the following capital commitments for the purchase of property, plant and equipment had been authorised by the directors:

2004 $m
Contracted for	15.9
Not-contracted for	24.1
Total	40.0

At 31 December 2004, we had commitments to invest $3.2 million (2003: $3.8 million) in healthcare managed funds.

At 31 December 2004, we had deferred purchase arrangements for certain products, which amounted to $Nil (2003: $4.5 million). These payments were dependent on various approvals and milestones being met. These deferred purchase arrangements were transferred to Zeneus upon disposal of the European sales and marketing business in 2004.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

24   Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec Inc. (“Biogen Idec”) to collaborate in the development and commercialisation of Tysabri. Along with Biogen Idec, we are developing Tysabri for MS, Crohn’s disease and rheumatoid arthritis, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease and rheumatoid arthritis.

In November 2004, Tysabri received regulatory approval in the U.S. for the treatment of relapsing forms of MS. Biogen Idec paid us a $7.0 million approval-based milestone. The approval milestone payment, together with other milestone payments related to the collaboration agreement of $45.0 million, are recorded as revenue as they are earned, non-refundable and not subject to future legal obligation.

Biogen Idec manufactures Tysabri. We purchase Tysabri from Biogen Idec for distribution to third parties in the U.S. We recorded $6.4 million in product revenue from Tysabri in 2004. In general, we share with Biogen Idec most development and commercialisation costs. At 31 December 2004, we owed Biogen Idec $34.4 million for the reimbursement of costs related to development and commercialisation.

On 28 February 2005, we and Biogen Idec announced the voluntary suspension of the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (“PML”), a rare and frequently fatal demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. On 30 March 2005, we and Biogen Idec announced that our ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label Crohn’s disease clinical trial. The patient had received eight doses of Tysabri over an 18 month period. The patient died in December 2003.

We are working with leading experts, regulatory authorities and the clinical investigators to investigate these serious adverse events and to determine the appropriate path forward.

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Notes Relating to Financial Statements

25   Pharma Marketing

In June 2000, we disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. We held no investment in Pharma Marketing and had no representative on its board of directors. Concurrent with the private placement, we entered into a Program Agreement with Pharma Marketing. The Program Agreement, which substantially regulated the relationship, was a risk-sharing arrangement. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product that contained the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraines; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasms; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to us in amounts equal to expenditures incurred by us in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by us. We did not receive a margin on these payments.

We received no revenue from Pharma Marketing in 2004 or 2003. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. We will not receive any future revenue from Pharma Marketing. In 2003, the royalty rate on net sales of all designated products was 27.7% on the first $122.9 million of net sales and 52.5% for net sales above $122.9 million. We paid aggregate royalties of $43.3 million in 2003, recorded as a cost of sales.

In December 2001, the Program Agreement was amended such that we re-acquired the royalty rights to Myobloc and disposed of the royalty rights of Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights of Sonata and the royalty rights of Myobloc was $60.0 million. We paid this amount to Pharma Marketing in cash and capitalised it as an intangible asset.

Under the original agreements, we could have, at our option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and its subsidiary, Pharma Operating Ltd. (“Pharma Operating”), described below. In addition, the holders of Pharma Marketing common shares were entitled to initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties were to negotiate in good faith to agree on a purchase price, subject to our right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413.0 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below.

In January 2003, Pharma Operating filed a lawsuit in the Supreme Court of the State of New York against us and certain of our subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating’s approval would be required in the event we sell our interest in Sonata to a third party. On 30 January 2003, we settled the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King in June 2003: (1) we paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating’s royalty rights with respect to Sonata and Prialt; and (2) our maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which increased at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend our purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, we agreed that we would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure our obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. We also agreed that, following the closing of a sale of Sonata, we would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which was to be tested on a quarterly basis, was less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, Elan Pharmaceuticals, Inc. (“EPI”) and Pharma Operating entered

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into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, we agreed to the terms of the additional collateral mechanism. On 20 May 2003, Elan Phama Limited (“EPL”) and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003.

In November 2003, we exercised our option to purchase the remaining royalty rights of Zonegran, Frova and Zanaflex from Pharma Operating for $101.2 million and all of its agreements with Pharma Marketing were terminated. During 2003, we expensed $297.6 million for the acquisition of royalty rights from Pharma Operating.

26   Litigation

We are involved in various legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

As at 31 December 2004, we had accrued $63.4 million for the resolution of legal matters, including $55.0 million relating to the securities matters and SEC investigation described below. We developed these estimates in consultation with outside counsel handling our defense in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. With the exception of such securities matters/SEC investigation and the BioPort Corporation (“BioPort”) litigation, we do not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings and any possible effect on our business or to reasonably estimate the amounts of minimum losses or potential range of losses, if any, with respect to the pending actions, investigations and proceedings. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against us relating to intellectual property, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Securities matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the court issued an order granting the defendants’ motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the court granted Dura’s motion to dismiss with prejudice and judgement was entered in Dura’s favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court’s prior dismissal. A timely petition for rehearing en banc was filed, but was denied by the Ninth Circuit on 29 September 2003. Thereafter, we petitioned the U.S. Supreme Court for a writ of certiorari. On 28 June 2004, the U.S. Supreme Court granted certiorari. The matter was argued before the U.S. Supreme Court on 12 January 2005 and the parties are currently awaiting a final decision.

We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 in the U.S. District Court for the Southern District of New York alleging claims under the U.S. federal securities laws. The complaint alleged, among other things, that our Consolidated Financial Statements were not prepared in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning our business and financial results, with respect to our investments in certain business ventures and business venture parents and the license fees and research revenues received from the business ventures; the accounting for proceeds from our sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that we entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain officers; and certain alleged related-party transactions. We settled this action in October 2004. Under the proposed class action

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Notes Relating to Financial Statements

settlement, all claims against us and the other named defendants would be dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the proposed settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court would award attorneys’ fees to plaintiffs’ counsel, and $35.0 million which will be paid by our insurance carrier. On 18 February 2005, the court conducted a hearing on approval of the proposed settlement and took the matter under advisement. The parties are currently awaiting a final decision from the court.

We were also the subject of an investigation by the SEC’s Division of Enforcement. We provisionally settled the investigation in October 2004. Under the settlement agreement, which received final approval in February 2005, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgement restraining and enjoining us from future violations of these provisions. In addition, under the final judgement, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.

During 2004, we reserved $55.0 million, net of insurance coverage, with respect to our estimate of the ultimate cost to settle the shareholder class action and the SEC investigation.

We and some of our officers and directors have been named as defendants in putative class actions filed in the U.S. District Courts for the District of Massachusetts (on 4 and 14 March 2005), the Southern District of New York (on 14 March 2005) and the Superior Court of the State of California, County of San Diego (on 23 March 2005). The class action complaints allege claims under the U.S. federal securities laws and state laws and, in the actions filed in Massachusetts and New York, seek damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri. The action filed in California as a derivative action, purports to seek damages on our behalf. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints allege that class members were damaged when our stock price fell after we and Biogen Idec announced the voluntary suspension of the marketing and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement is conducting an informal inquiry into actions and securities trading relating to us. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri.

Patent matters

In October 1998, we filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx Corporation (“Andrx”) alleging that, by its submission of an Abbreviated New Drug Application (“ANDA”) for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed our U.S. Patent No. 5,637,320 (the “320 patent”). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. We subsequently appealed the decision to the U.S. Court of Appeals for the Federal Circuit (“CAFC”). On 5 May 2004, the CAFC reversed the district court’s invalidation of our patent for its Naprelan product. The case has now been remanded to the district court for consideration of the remaining issues. On 12 July 2004, the U.S. District Court in Florida held a status conference in the case, during which the court indicated that it was prepared to issue a final decision in the case. The court asked the parties to file briefs updating the law on all outstanding issues. The additional briefing materials requested by the court have been filed and the parties are awaiting the court’s final ruling; no additional hearings are expected at this time. It is currently unclear when the district court’s ruling will be issued and we cannot predict with any certainty the likelihood of the ultimate outcome.

Eon Labs, Inc. (“EON”) submitted to the FDA an ANDA for a generic equivalent of our 400 mg Skelaxin product. The application included a paragraph IV certification pertaining to U.S. patent No. 6,407,128 (the “128 patent”). Eon provided notice to EPI of its paragraph IV certification in November 2002, and we filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. We filed our reply to the counterclaim on 7 March 2003. Corepharma LLC (“Corepharma”) also has submitted to the FDA an ANDA for a generic equivalent of our 400 mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice of its paragraph IV certification in January 2003, and we filed a patent infringement suit against

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Corepharma in the U.S. District Court for the District of New Jersey on 7 March 2003. In May 2003, we agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. The rights under the patents at issue in the Eon and Corepharma litigations were subsequently sold and transferred to King Pharmaceuticals, Inc. (“King”). Accordingly, we are cooperating in the prosecution of these matters and are working together to substitute King as a plaintiff to the two actions. Discovery in this matter is still ongoing and no trial date has been set. However, the parties will participate in an April 2005 court-ordered mediation aimed at resolving issues relating to both matters.

On 17 December 2004, King commenced a lawsuit in the U.S. District Court for the Eastern District of New York against Eon alleging patent infringement of the above-referenced 128 patent in connection with Eon’s November 2004 amended ANDA submission to the FDA seeking the approval to engage in the manufacture, use or sale of an 800 mg generic equivalent of the Skelaxin product. On 10 January 2005, Eon answered King’s complaint and counterclaimed against Elan Pharmaceuticals, Inc. Eon’s counterclaims are similar to those asserted in the litigation described in the immediately preceding paragraph. Discovery relating to this matter has not yet commenced. Given the status of the proceedings and the fact that no discovery has taken place, we are unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that Eon’s claims are without merit and intend to vigorously defend against the claims.

On 3 November 2004, Classen Immunotherapies, Inc. (“Classen”) commenced a lawsuit against King, Elan Corporation, plc and EPI in the U.S. District Court for the District of Maryland alleging patent infringement of U.S. Patent No. 6,219, 674 (the “674 patent”) and U.S. Patent No. 6,584,472 (the “472 patent”). Classen asserts, inter alia, that King and the Elan defendants purportedly infringed claims of the 674 and 472 patents in connection with their manufacture, development and distribution of our former Skelaxin product. We have answered Classen’s complaint. King has filed a motion to dismiss Classen’s claims as well as a motion to transfer the matter to the district court in Tennessee. To date, no hearing has been set for King’s motions and no discovery has taken place. Given the status of the proceedings and the fact that no discovery has taken place, we are unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that the Classen claims are without merit and intend to vigorously defend against the claims.

On 17 June 2004, Duke University (“Duke”) and Orexigen Therapeutics, Inc. (“Orexigen”) filed a lawsuit against Elan Corporation, plc, Elan Pharmaceuticals, Inc., Eisai Co., Ltd., Eisai, Inc. and Elan employee, Julianne E. Jennings (collectively, “the Elan and Eisai Defendants”) involving a provisional patent application (the “Patent Application”) filed with the U.S. Patent and Trademark Office that relates to the use of our former zonisamide product and the treatment of obesity. On 27 April 2004, we transferred all of our rights in the zonisamide product and the Patent Application to Eisai, Inc. pursuant to an asset purchase agreement. Duke and Orexigen assert, inter alia, that the Patent Application fails to identify certain Duke employees as inventors or acknowledge Duke’s purported rights in the application. We filed a motion to dismiss the claims on 13 August 2004. To date, no hearing has been scheduled on the motion. Given the status of the proceedings and the fact that no discovery has taken place, we are unable to predict the likelihood of a successful outcome or any associated damages at this time. We believe that the Duke and Orexigen claims are without merit and intend to vigorously defend against the claims.

Antitrust matters

In March 2001, Andrx filed a complaint in the U.S. District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx’s motion for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. A hearing on the appeal took place on 29 June 2004. The parties are currently awaiting a final decision from the appellate court.

Indirect purchasers of Naprelan have filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against us and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. We have not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been

108	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in the pending Andrx patent infringement litigation described above. On 4 August 2003 plaintiffs filed a motion to remove the litigation from the court’s suspension docket. However, the court subsequently denied plaintiffs’ motion and this matter remains on the court’s suspension docket.

In June 2002, we entered into a settlement with the U.S. Federal Trade Commission (“FTC”) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (“Biovail”) relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order, which, by its terms, does not constitute an admission that any law has been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.

In 2002 and 2003, ten actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. Since consolidation of the matters, the Court has held several case management conferences to coordinate the early stages of the case. In accordance with one of the Court’s preliminary orders, Plaintiffs filed amended complaints. We and co-defendant Biovail responded by filing an omnibus motion to dismiss in response to the amended complaints. Co-defendant Teva filed a joinder in certain parts of our motion. The Court completed a hearing on the motions 7 May 2004 and took the matter under submission. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation have begun preliminary discovery. It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. Per the California state court’s request, the parties have developed a plan to coordinate discovery with the remaining federal cases. We believe that our conduct is lawful, but as these matters are in their early stages, we cannot predict the likelihood of any outcome.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine “whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan”. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

On 27 June 2002, BioPort filed suit against us in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations (as to the Company), unfair business practices and unjust enrichment. The complaint seeks a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief, including punitive damages. A trial date for this matter has been scheduled for 15 July 2005. In addition, the parties intend to conduct an April 2005 mediation conference aimed at resolving some or all of the issues before trial. Discovery in this matter is continuing.

On 11 December 2003, two of our subsidiaries, EPI and Neuralab, commenced AAA arbitration proceedings against Pfizer and Pharmacia and Upjohn Company (“Pharmacia”) in connection with certain alleged breaches relating to an Exclusive

Elan Corporation, plc 2004 Annual Report	109

Mutual Beta Secretase Inhibitors Research, Development and Marketing Collaboration Agreement, dated 28 July 2000, originally between Pharmacia and Neuralab. As a result of these breaches and our subsequent termination of the collaboration agreement, we believe that we hold an exclusive worldwide license of, among other things, all of Pfizer and Pharmacia’s interest in regulatory approvals, patents and know-how relating to the subject matter of the parties’ collaboration. On 23 December 2003, Pfizer and Pharmacia asked the New York State Supreme Court to stay our arbitration proceedings and the court subsequently issued a stay order on 14 January 2004. We appealed the stay order to the New York Supreme Court Appellate Division. On 26 August 2004, the New York Court Appellate Division reversed the lower court’s decision and remanded the matter back to the lower court for further proceedings relating to whether our arbitration proceedings should be stayed.

On 13 September 2004, we commenced an action against Pfizer and Pharmacia in the California Superior Court. The complaint in this action asserts essentially the same breach of contract claim asserted in the AAA arbitration demand and also alleges claims for common-law monopolisation, unfair competition and improper disclosure of trade secrets. In conjunction with the filing of their California lawsuit, we withdrew our arbitration demand. On 23 September 2004, Pfizer and Pharmacia commenced a New York state action against us for injunctive relief, declaratory relief and breach of contract. Immediately upon filing this action, Pfizer and Pharmacia asked the New York Supreme Court to stay our prosecution of the above-referenced California lawsuit. The New York state court subsequently issued an order temporarily staying us from taking any action in the above-referenced California lawsuit. In addition, the Court scheduled a 14 February 2005 evidentiary hearing on the applicability of certain dispute resolution provisions contained in the parties’ collaboration agreement. The court has advised the parties that, after it conducts this evidentiary hearing,the court intends to lift its temporary stay order and permit us to proceed with our California litigation. The parties are currently engaged in discovery relating to the above-referenced evidentiary hearing. However, the hearing was temporarily taken off calendar to allow the parties to conduct settlement discussions.

27	Business Ventures

From 1996 to mid-2001, we pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage our drug delivery technologies and our proprietary neurological and oncology research, and to access complementary or synergistic R&D programmes in our areas of expertise. This programme was referred to as the “business venture programme”. We have not entered into any new business ventures under the business venture programme since mid-2001.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical R&D assets, to a newly formed subsidiary (“the business venture”) of an emerging biotechnology, drug delivery or pharmaceutical company (“the business venture parent”) and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, we typically made an investment in the business venture.

In 2002, as part of the recovery plan, we completed a review of our business venture portfolio to conserve cash and reflect the reduced scope of our activities. As a result, we decided to restructure or terminate substantially all of our business ventures with the aim of substantially reducing or eliminating future cash outlays. There were approximately 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. All business ventures have been terminated, restructured or are now inactive. As a consequence, we do not expect to provide any additional financing to the business ventures and business venture parents.

We have received and recorded no initial revenue from the business ventures and made no initial investments in the business ventures or the business venture parents since 2001.

The business ventures incurred R&D expenditures of approximately $Nil and $17.0 million in 2004 and 2003, respectively. While the business ventures and the business venture parents were generally responsible for ongoing R&D activities, they could request that we conduct R&D on their behalf. We received research revenue from the business ventures of $Nil and $3.7 million in 2004 and 2003, respectively. We do not expect to receive any future research revenues from the business ventures.

We recognised charges in our profit and loss account to reflect impairments to our investment portfolio, including impairment charges relating to our investments in business ventures and business venture parent companies of $0.2 million and $4.0 million in 2004 and 2003, respectively, and $58.6 million and $106.0 million in 2004 and 2003, respectively.

110	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

28	Related Parties

Antigenics

At 31 December 2003, we had invested a total of $14.9 million in Antigenics, a biotechnology company whose chairman, Dr. Garo Armen, is also a director of Elan. At 31 December 2003, our shareholding represented approximately 2.8% of Antigenics’ outstanding share capital. At 31 December 2003, this investment had a carrying value of $11.0 million and a fair value of $12.5 million. In February and March 2004, we disposed of all of our 1,098,937 common shares in Antigenics for $11.4 million.

Following the appointment of Dr. Armen as chairman on 9 July 2002, we signed a memorandum of understanding with Antigenics in respect of costs incurred by either company in respect of work done for the other. The agreement provided that no profit margin should be charged on such costs. In 2004, the amount of such charges from Antigenics was approximately $0.1 million (2003: $0.2 million) and the amount of such charges to Antigenics was $Nil (2003: $0.2 million).

In addition, on 28 February 2003, a settlement was signed between Antigenics, Neuralab and EPI regarding a dispute relating to a supply agreement entered into on 23 November 1999 between Antigenics, then known as Aquila Biopharmaceuticals, Inc., Neuralab and EPI. Under the terms of the settlement, Elan paid Antigenics $0.3 million and received an agreed amount of an adjuvant.

Amarin/Mr. Thomas Lynch

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Thomas Lynch, a former employee and executive vice chairman, and John Groom, a director of Elan, serve on Amarin’s board of directors. Mr. Lynch is non-executive chairman of Amarin.

2001 to 2003

In 2001, we entered into a distribution and option agreement with Amarin, whereby Amarin agreed to market and distribute Permax (pergolide mesylate) in the United States, and Amarin was granted an option to acquire rights to the product from us. We subsequently provided a loan of $45.0 million to Amarin in 2001. Permax is used for the treatment of Parkinson’s disease. The terms of the distribution and option agreement and the loan agreement were subsequently amended in 2001 and 2003.

During 2001, we also granted Amarin a purchase option to acquire Zelapar (selegiline). Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson’s disease.

2004

In February 2004, we further amended our contractual arrangements subject to the sale by Amarin of certain of its assets, including its rights to Zelapar and Permax, to Valeant Pharmaceuticals International (“Valeant”). On 25 February 2004, Amarin’s sale of assets to Valeant closed and the amendments became effective. The amendments required, in full settlement of all previous liabilities owed by Amarin to us and as a deemed exercise of Amarin’s option to acquire Zelapar, the payment by Amarin of $17.2 million to us and the issuance of a $5.0 million five-year 8% loan note and issued warrants to purchase 500,000 ordinary shares in Amarin to us. Under the agreements, we were also entitled to receive a $1.0 million milestone payment upon the successful completion of certain Zelapar safety studies. The milestone was received in December 2004. We are also entitled to receive from Valeant a revenue contingent milestone on Zelapar of $10.0 million if annual sales of Zelapar exceed $20.0 million, and royalties on future net sales by Valeant of 12.5% for Zelapar and 10% for Permax. As a consequence of these amendments, Amarin paid us $17.2 million in February 2004.

In February 2004, our share ownership in Amarin increased to approximately 28% on a fully diluted basis. Prior to 30 September 2004, we accounted for Amarin using the equity method based on our equity investment in Amarin. Amarin was a related party to us until this date.

On 30 September 2004, we sold all of our remaining investments in Amarin for $6.5 million to Amarin Investment Holding Ltd., a company controlled by Mr. Thomas Lynch.

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The following table summarises our investment in Amarin at 31 December:

Investment in Associate	2004 $m	2003 $m
Loans and related interest	—	20.9
Net equity investment	—	3.0
Total	—	23.9

Net revenue earned from Amarin was $3.0 million for 2004 (2003: $0.3 million).

Dr. Selkoe

Dr. Selkoe, a director of Elan, received $76,200 in 2004 and $25,000 in 2003, under consultancy agreements with us.

Mr Groom

Mr Groom, a director of Elan, received $Nil and $0.1 million in 2004 and 2003, respectively, under a consultancy agreement with us. Effective 1 July 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $0.2 million per annum payable until 16 May 2008. Mr. Groom received $0.2 million and $0.1 million under this pension agreement in 2004 and 2003, respectively.

29	Post Balance Sheet Events

On 28 February 2005, we and Biogen Idec announced the voluntary suspension of the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of PML, a rare and frequently fatal demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex.

On 30 March 2005, we and Biogen Idec announced that our ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label Crohn’s disease clinical trial. The patient had received eight doses of Tysabri over an 18 month period. The patient died in December 2003.

We are working with leading experts, regulatory agencies and the clinical investigators to investigate these serious adverse events and to determine the appropriate path forward.

We recorded $6.4 million in product revenue from Tysabri in 2004. We have intangible assets, including goodwill, relating to Tysabri with a total carrying value of $46.6 million and stocks of $1.9 million as at 31 December 2004. We do not believe any impairment arises at this stage in relation to these assets.

112	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

30	Consolidated Cash Flow Statement
a	Reconciliation of operating loss to operating cash flows

	2004 $m	2003 $m
Operating loss	(390.0)	(935.1)
Depreciation and amortisation	148.4	210.3
Impairment of intangibles	0.5	189.5
Disposal of intangibles	(2.6)	1.8
Disposal and write-down of tangible fixed assets	1.7	15.6
Purchase of product royalty rights from Pharma Marketing	—	297.6
Other	5.7	0.4
Decrease in debtors	19.2	112.7
Decrease in stocks	17.1	9.9
Decrease in creditors	(16.5)	(142.2)
Net cash outflow from operating activities	(216.5)	(239.5)
b	Cash received on disposal of businesses

Cash of $181.4 million received on the disposal of businesses in 2004 principally comprises net receipts of $107.9 million from the sale of Zonegran to Eisai, $35.8 million from the sale of Frova to Vernalis, a $25.0 million milestone payment from King in relation to the sale of the primary care franchise to King in 2003 and proceeds from other business disposals of $12.7 million. Cash of $546.9 million received in 2003 comprises net receipts of $484.7 million from the sale of the primary care franchise to King, $50.1 million on disposal of the Pain Portfolio and proceeds from other business disposals of $12.1 million.

c	Net inflow of cash and cash equivalents in respect of the disposal of subsidiary undertakings

	2004 Total $m	2003 Total $m
Cash consideration received	95.0	47.1
Cash of disposed subsidiaries	(1.8)	(1.0)
Net cash inflow	93.2	46.1

Cash received on disposal of subsidiaries of $93.2 million in 2004 comprises net proceeds from the sale of our European business to Zeneus. Net proceeds of $46.1 million received in 2003 mainly relate to the disposal of ETT.

d	Management of liquid resources

The management of liquid resources comprises the movement in short term deposits, commercial paper and repurchase agreements, excluding those repayable on demand.

e	Restricted cash

Cash and liquid resources at 31 December 2004 includes restricted cash of $192.7 million (2003: $33.1 million), of which $124.3 million is held by EPIL III and was reserved for the repayment of EPIL III Notes of $39.0 million due and repaid in full in March 2005. Following this debt repayment, the residual cash in EPIL III can be used for general corporate purposes. Restricted cash at 31 December 2004 also includes $40.0 million reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit and $28.4 million of pledged cash to secure certain letters of credit. The restricted cash at 31 December 2003 of $33.1 million consisted of $21.1 million held by EPIL II and EPIL III and $12.0 million of pledged cash to secure certain letters of credit.

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f	Analysis of net debt

	At 1 January 2004 $m	Cash Flow $m	Other Movements $m	Exchange Rate Movements $m	At 31 December 2004 $m
Cash	831.7	476.2	—	1.6	1,309.5
Liquid resources	0.1	230.7	—	—	230.8
Cash and liquid resources	831.8	706.9	—	1.6	1,540.3
LYONs	(0.9)	—	—	—	(0.9)
Guaranteed and exchangeable notes	(1,950.4)	(324.0)	(13.8)	—	(2,288.2)
Other debt	(23.6)	11.3	(3.4)	—	(15.7)
Debt	(1,974.9)	(312.7)	(17.2)	—	(2,304.8)
Net debt	(1,143.1)	394.2	(17.2)	1.6	(764.5)

31	Company Balance Sheet

Fixed assets—intangible assets

Patents & Licences $m
Cost:
At 1 January 2004	181.5
Disposals / write-off	(12.1)
At 31 December 2004	169.4
Accumulated amortisation:
At 1 January 2004	105.4
Amortised in year	7.9
Disposals	(5.6)
At 31 December 2004	107.7
Net book value: 31 December 2004	61.7
Net book value: 31 December 2003	76.1

Fixed assets—tangible assets

	Land & Buildings $m	Equipment $m	Total $m
Net book value
At 1 January 2004	10.2	4.2	14.4
Disposals	(10.2)	(4.2)	(14.4)
At 31 December 2004	—	—	—

The net book value of tangible assets held under finance lease arrangements at 31 December 2004 amounted to $Nil (2003: $3.5 million) and related depreciation for the year amounted to $Nil (2003: $1.6 million).

114	Elan Corporation, plc 2004 Annual Report

Notes Relating to Financial Statements

Fixed assets—financial assets at 31 December:

	2004 $m	2003 $m
Investments in subsidiary undertakings	579.2	541.5
Loans to subsidiary undertakings	2,081.5	2,022.1
Total financial assets	2,660.7	2,563.6

	Investments in Subsidiaries $m	Loans to Subsidiaries $m	Total $m
Cost
At 1 January 2004	541.5	2,022.1	2,563.6
Movements	37.7	59.4	97.1
At 31 December 2004	579.2	2,081.5	2,660.7

Debtors at 31 December:

	2004 $m	2003 $m
Trade debtors	10.5	9.1
Amounts owed by group undertakings	1.0	0.5
Other debtors	0.2	0.3
Total debtors	11.7	9.9

Creditors (amounts falling due within one year) at 31 December:

	2004 $m	2003 $m
Trade creditors	1.8	1.3
Other creditors	—	0.2
Due to group undertakings	1,385.6	880.9
Accrued expenses	58.6	5.0
Provisions and charges	—	344.5
Lease obligation	1.3	1.1
Total creditors (amounts falling due after one year)	1,447.3	1,233.0

For additional information regarding guarantees, please refer to Note 16 to the Consolidated Financial Statements.

Creditors (amounts falling due after one year) at 31 December:

	2004 $m	2003 $m
Finance lease obligations (net of finance charges):
Payable within two to five years	4.7	4.5
Payable after five years	8.6	9.0
Total creditors (amounts falling due after one year)	13.3	13.5

Elan Corporation, plc 2004 Annual Report	115

32	Subsidiary and Associated Undertakings

At 31 December 2004, we had the following principal subsidiary and associated undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation & Operation
Elan International Services, Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Management, Ltd.	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd South San Francisco, CA, United States
Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd South San Francisco, CA, United States
Elan Pharma International, Ltd	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	WIL House, Shannon Business Park, Co. Clare, Ireland
Elan Pharma, Ltd	Manufacture of pharmaceutical products	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Finance, plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceutical Investments III, Ltd	Investment holding company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Holdings, Ltd	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Holdings, Inc.	Manufacture, marketing and distribution of pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA, United States
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive King of Prussia, PA, United States
Elan Capital Corporation, Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda

Information regarding all other subsidiaries will be filed with our next annual return as provided for by Section 16[3](a) of the Companies (Amendment) Act, 1986.

33	Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 8 April 2005.

116	Elan Corporation, plc 2004 Annual Report

U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with Irish GAAP, which differ in certain significant respects from U.S. GAAP. The principal differences between Irish and U.S. accounting principles as they apply to our financial statements are as follows:

Intangible assets

The carrying value of our intangible assets is higher under Irish GAAP than under U.S. GAAP because of differences in the accounting for acquisitions. This in turn gives rise to a higher amortisation charge under Irish GAAP than under U.S. GAAP. Additionally, higher carrying values under Irish GAAP will result in higher intangible impairment charges where the fair value of the related intangibles declines post-acquisition.

The principal reason for a higher carrying value of intangibles under Irish GAAP is that under U.S. GAAP, the fair value of acquired in-process research & development is expensed upon acquisition, whereas under Irish GAAP these amounts are capitalised as either goodwill or acquired IP.

Additionally, under U.S. GAAP, Elan’s acquisition of Dura was accounted for under the pooling of interests method of accounting, whereas under Irish GAAP this transaction was accounted for using acquisition accounting. As a consequence, under U.S GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under Irish GAAP the assets and liabilities of Dura (including goodwill) were recorded based on their fair values at the date of acquisition.

The basis for allocating goodwill on the disposal of a business differs under both GAAPs. Under Irish GAAP, the goodwill arising on acquisition is written off on disposal. Under U.S. GAAP, the goodwill written off on disposal is calculated proportionately, based on the relative fair value of the business sold to the fair value of the related reporting unit.

Investments / non-consolidated subsidiaries

Derivative instruments are marked to market through net income under both Irish GAAP and U.S. GAAP. However, the definition of a derivative instrument is significantly broader under U.S. GAAP than under Irish GAAP, with the result that more investments are marked to market through net income under U.S. GAAP than under Irish GAAP. Additionally, under U.S. GAAP quoted common stock and certain debt instruments are marked to market on the balance sheet, but are not marked to market under Irish GAAP, and, consequently, shareholders’ equity differences may arise.

Under Irish GAAP, when a convertible instrument is exercised and converted into common shares of the issuer, the common shares acquired as a result are recorded at their fair value on the date of conversion, with any excess over the carrying value of the convertible instrument recorded as a gain. Under U.S. GAAP, no gain is recorded on conversion.

Under Irish GAAP, EPIL and EPIL II have been consolidated as subsidiaries of Elan, with the loan notes issued by each entity being recorded as a liability and the related interest charges expensed through the profit and loss account. Under U.S. GAAP, both entities were non-consolidated subsidiaries through the date of repayment of their loan notes (March 2001 and June 2004, respectively), as we had effected a true legal sale of a portfolio of investments to each entity and had not retained control over the transferred assets. Accordingly, the transfer of investments to each entity was treated as a sale of the assets at fair value under U.S. GAAP, and the related loan notes were not included as a liability. As a consequence, we did not expense the related interest charges under U.S. GAAP. In addition, the timing and amount of charges related to impairments of the investments transferred to these entities differed under Irish and U.S. GAAP, since under Irish GAAP each investment was assessed for impairment individually at each balance sheet date, whereas under U.S. GAAP we recorded provisions under our guarantee agreements with the noteholders based upon the difference at each balance sheet date between the fair value of the total assets of each entity and its total liabilities.

Acquired product rights and finance charges

Under Irish GAAP, contingent and potential product payments which are likely to be made in the future are recognised as creditors on a time discounted basis, with a corresponding finance charge being recorded annually in the profit and loss

Elan Corporation, plc 2004 Annual Report	117

account. The contingent liabilities are released if the related assets are sold. Under U.S. GAAP, such contingent payments are not recognised in the financial statements until the related contingencies are resolved.

Revenue recognition

There are different rules under Irish GAAP and U.S. GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both Irish GAAP and U.S GAAP over the life of the contract, the different requirements can result in differences in the timing of recognition of revenue.

Discontinued operations

Under Irish GAAP, a discontinued operation is classified as an operation of the business which is (i) sold or terminated and the sale or termination has been completed during the year or within three months following year end, (ii) the former activities have ceased permanently, (iii) the operation had a material effect on the nature and focus of the business and (iv) its financial results are clearly distinguishable. Under U.S. GAAP, a discontinued operation is a component of an entity whose operations and cashflows have been or will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after its disposal. As the criteria for the determination of discontinued are different under Irish GAAP and U.S. GAAP, the products and businesses treated as discontinued differ under each. All of the operations that have been treated as discontinued operations under U.S. GAAP have also been treated as discontinued operations under Irish GAAP. However, the primary care franchise, the European sales and marketing business, Zonegran, Zanaflex, Naprelan and certain drug delivery operations have been treated as discontinued operations under Irish GAAP, but as continuing operations under U.S. GAAP, because we believe that we have significant continuing involvement in the operation of these businesses, for example through ongoing supply arrangements or formulation activities. The presentation of discontinued operations differs between Irish and U.S. GAAP. Under Irish GAAP, the results of discontinued operations remain within the profit and loss captions to which they relate, but additional disclosures are given both on the face of the profit and loss account and within a note to the Consolidated Financial Statements. Under U.S. GAAP, the results of discontinued operations are shown as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). There are no reconciling differences to net (loss)/income or shareholders’ equity between Irish GAAP and U.S. GAAP related to discontinued operations.

Restatements

Insurance Deposit

In the 2004 Form 20-F, we have adjusted our previously announced unaudited financial information under U.S. GAAP for the fiscal year ended 31 December 2004, and have restated our financial results previously reflected in the U.S. GAAP reconciliation footnote to our previously issued financial statements under Irish GAAP as at and for the years ended 31 December 2003 and 2002, to account for the termination of a historical product liability insurance programme, which was established in 2000. As a result of termination of the programme in December 2004, we received $21.0 million from the insurance provider, representing a refund of all of our previously paid premiums which had been expensed as paid, plus a return on the amount deposited less administrative costs. Due to the receipt of the refund upon termination of the programme, we determined that the programme had not resulted in a transfer of risk; therefore, the premiums paid should have been accounted for under the deposit method. Under the deposit method, insurance premiums paid that do not involve risk transfer should be capitalised as a deposit rather than expensed. We currently have no other similar insurance programmes in place.

This adjustment increased our previously announced unaudited net loss under U.S. GAAP for 2004 by $18.8 million, from $375.9 million to $394.7 million, and reduced our reported net loss previously reflected in the U.S. GAAP reconciliation footnote to our previously issued financial statements under Irish GAAP for 2003 and 2002 by $2.6 million and $4.1 million, respectively, from $508.7 million to $506.1 million for 2003 and from $2,362.3 million to $2,358.2 million for 2002. In addition, the adjustment increased our previously reported shareholders’ equity at 31 December 2003 by $18.8 million, from $599.1 million to $617.9 million, but had no impact on the previously announced unaudited shareholders’ equity at 31 December 2004. This restatement had no effect on our previously reported results and shareholders’ equity under Irish GAAP as the historical accounting for the insurance programme is in conformity with Irish GAAP.

118	Elan Corporation, plc 2004 Annual Report

U.S. GAAP Information

Income Taxes

In our 2003 Annual Report and Form 20-F/A, we restated our reconciliation to U.S. GAAP financial results previously reflected in the U.S. GAAP reconciliation footnote to our previously issued financial statements under Irish GAAP as at and for the year ended 31 December 2003 following a reassessment of net operating loss carryforwards expected to be recognised on a probable basis. This correction reduced our previously reported tax expense by $26.7 million, resulting in a tax benefit of $22.8 million and a net loss of $508.7 million (prior to the restatement described above).

The following is a reconcilation to net income and shareholders’ equity calculated in accordance with U.S. GAAP:

(i)	Net loss for the years ended 31 December:

	2004 $m	2003 (restated) $m
Net loss as stated under Irish GAAP	(368.3)	(815.4)
Adjustments to conform to U.S. GAAP:
Intangible assets	24.8	192.2
Investments / non-consolidated subsidiaries	(63.2)	34.9
Acquired product rights and finance charges write off	(12.0)	(23.8)
Revenue recognition	46.2	100.9
Other	(22.2)	5.1
Net loss from continuing operations	(413.7)	(474.6)
Net profit/(loss) from discontinued operations	19.0	(31.5)
Net loss as stated under U.S. GAAP	(394.7)	(506.1)
Basic and diluted loss per Ordinary Share from continuing operations	(1.06)	$(1.33)
Basic and diluted earnings/(loss) per Ordinary Share from discontinued operations	0.05	$(0.09)
Basic and diluted loss per Ordinary Share under U.S. GAAP	(1.01)	$(1.42)

(ii)	Shareholders’ equity at 31 December

	2004 $m	2003 (restated) $m
Shareholders’ equity as stated under Irish GAAP	524.2	825.4
Adjustments to conform to U.S. GAAP:
Intangible assets	(238.6)	(230.0)
Investments / non-consolidated subsidiaries	14.7	145.8
Revenue recognition	(107.2)	(153.4)
Other	11.9	30.1
Shareholders’ equity as stated under U.S. GAAP	205.0	617.9

Elan Corporation, plc 2004 Annual Report	119

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 18 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for the Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by one American Depositary Receipt (“ADR”), are traded on the NYSE under the symbol “ELN”. The ADR depositary is The Bank of New York.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources.

	€0.05 Ordinary Shares		American Depository Shares (1)
	High	Low	High	Low
Year ended 31 December	(€)		($)
Calendar Year
2003
Quarter 1	4.40	2.33	4.98	2.25
Quarter 2	7.25	2.60	9.02	2.70
Quarter 3	5.60	3.88	6.46	4.05
Quarter 4	4.95	4.25	5.97	4.72
2004
Quarter 1	16.70	5.40	20.62	7.06
Quarter 2	20.89	16.60	24.74	19.70
Quarter 3	20.62	13.40	25.39	17.14
Quarter 4	23.80	17.00	30.09	20.53
Month Ended
January 2005	22.25	20.00	29.00	25.50
February 2005	22.04	6.49	28.36	8.00
March 2005	6.33	2.40	7.97	3.24
(1)	An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

A total of 396,926,822 Ordinary Shares of the Company were issued and outstanding at 31 March 2005, of which 4,847 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 342,621,984 Ordinary Shares were represented by the Company ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 31 March 2005, the number of holders of record of Ordinary Shares was 7,874, which includes 11 holders of record in the United States, and the number of registered holders of ADRs in the United States was 4,817. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

In connection with the acquisition of Dura, we acquired warrants to purchase our ADSs, trading on Nasdaq under the symbols “ELANZ” (“Z-Series Warrants”), formerly traded under the symbol “DURAZ”, and “ELANW” (“W-Series Warrants”), formerly traded under the symbol “DURAW”. Each Z-Series Warrant is exercisable for 0.1276 of an ADS at an exercise price of

120	Elan Corporation, plc 2004 Annual Report

Shareholders’ Information

$26.72 per ADS. The Z-Series warrants expire on 31 August 2005. Each W-Series Warrant was exercisable for 0.1679 of an ADS at an exercise price of $81.67 per ADS. The W-Series Warrants expired on 31 December 2002.

In connection with the acquisition of Liposome, we issued Contingent Value Rights (“CVRs”). The CVRs began trading on 15 May 2000. CVRs traded on the Nasdaq under the symbol “LCVRZ”. The CVRs were delisted from the Nasdaq on 25 September 2002 for failure to comply with the minimum market value of publicly traded units requirement of the Nasdaq Marketplace Rules. The CVRs expired on the termination of the Contingent Value Rights Agreement on 31 March 2003.

The following table sets forth the high and low sales prices for Z-Series Warrants and CVRs for the periods indicated as reported in published financial sources.

		Z-SERIES		CVRs
		HIGH $	LOW $	HIGH $	LOW $
2003	– Quarter 1	0.70	0.10	0.005	0.0001
	– Quarter 2	0.42	0.10	—	—
	– Quarter 3	0.23	0.10	—	—
	– Quarter 4	0.32	0.08	—	—
2004	– Quarter 1	2.15	0.19	—	—
	– Quarter 2	1.15	0.58	—	—
	– Quarter 3	0.94	0.43	—	—
	– Quarter 4	0.99	0.50	—	—
2005	– January	0.75	0.60	—	—
	– February	0.69	0.25	—	—
	– March	0.41	0.17	—	—

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving Iraq, the Federal Republic of Yugoslavia, the Republic of Serbia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Burma/Myanmar, Slobodan Milosevic, Associated Persons, Liberia and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Federal Republic of Yugoslavia, Republic of Serbia, Iraq, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda and Slobodan Milosevic. We do not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been

Elan Corporation, plc 2004 Annual Report	121

specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of Ordinary Shares of the Company. It is based on the various Irish Taxation Acts, all as in effect on 31 March 2005 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of corporate income

The Company is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with the Company. Accordingly, the Company’s income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of the Company and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in our Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, it is anticipated, based on Irish legislation currently enacted, that such income will be taxable at a rate of 12.5%. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

Taxation of capital gains and dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by the Company other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the EU, other than Ireland (together, a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder

122	Elan Corporation, plc 2004 Annual Report

Shareholders’ Information

except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish capital acquisitions tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or ADWSs representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish stamp duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of the Company. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs or any subsequent transfer of an ADWS or ADS of the Company. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of Euro 630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

Elan Corporation, plc 2004 Annual Report	123

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements.

The failure to reintroduce Tysabri to the market, or a substantial delay in such reintroduction, would have a material adverse effect on us.

On 28 February 2005, we and Biogen Idec voluntarily suspended the marketing and clinical dosing of Tysabri. This decision was based on reports of two serious adverse events in patients treated with Tysabri in combination with Biogen Idec’s product Avonex in clinical trials. These events involved two cases of PML, a rare and frequently fatal demyelinating disease of the central nervous system. On 30 March 2005, we and Biogen Idec announced that a patient who had received eight infusions of Tysabri in a Crohn’s trial had died of PML in December 2003. If it is determined that these serious adverse events were caused by Tysabri, if there are more such serious adverse events in patients treated with Tysabri or if we cannot obtain sufficient information to understand the risks associated with Tysabri, then we would be seriously and adversely affected. Further, if we cannot resume marketing and clinical dosing of Tysabri, or if we face a substantial delay in the resumption of marketing Tysabri, then we will be materially and adversely affected.

Our future success depends upon the successful development and Commercialisation of Tysabri and the successful development of additional Products. If Tysabri’s commercial potential remains substantially impaired, we will be materially and adversely affected.

Excluding Tysabri, we only market three products and we have only one potential product in clinical development, and it is only in the early stages of clinical development. Our future success depends upon the successful commercialisation of Tysabri, the development and commercialisation of additional indications for Tysabri and the development and commercialisation of additional products.

Even if we can reintroduce Tysabri to the market, uncertainty created by the serious adverse events that have occurred or may occur, or restrictive labeling changes that may be mandated by regulatory agencies, may substantially impair the commercial potential for Tysabri.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec, with respect to Tysabri. We expect to commit significant cash resources to the development and the commercialisation of Tysabri and to the other products in our development pipeline. We cannot assure you that these investments will be successful.

In the pharmaceutical industry, the R&D process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our R&D pipeline, including Tysabri, and product candidates from our Alzheimer’s disease research programmes, will experience difficulties, delays or failures. A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;
•	Obtain and protect necessary intellectual property for new technologies, products and processes;
•	Recruit patients in clinical trials;
•	Complete clinical trials on a timely basis;
•	Observe applicable regulatory requirements;
•	Receive and maintain required regulatory approvals;
•	Obtain competitive/favourable reimbursement coverage for developed products on a timely basis;

124	Elan Corporation, plc 2004 Annual Report

Risk Factors

•	Manufacture sufficient commercial quantities of products at reasonable costs;
•	Effectively market developed products; and
•	Compete successfully against alternative products or therapies.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialised.

Our failure to successfully develop and commercialise Tysabri and other products would materially adversely affect us.

We have substantial future cash needs and potential cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our other future and potential needs.

At 31 December 2004, we had $2,289.1 million of debt. At such date, we had cash and cash equivalents of approximately $1,540.3 million. Our substantial indebtness could have important consequences to us. For example, it could:

•	Increase our vulnerability to general adverse economic and industry conditions;
•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;
•	Place us at a competitive disadvantage compared to our competitors that have less debt; and
•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for the forseeable future. Although we expect to incur operating losses in 2005 and 2006, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to reintroduce and commercialise Tysabri on a timely basis, or at all, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programmes, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing some of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict our ability to, among other things:

•	Incur additional debt;
•	Create liens;
•	Enter into certain transactions with related parties;
•	Enter into certain types of investment transactions;

Elan Corporation, plc 2004 Annual Report	125

•	Engage in certain asset sales or sale and leaseback transactions;
•	Pay dividends; and
•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of whom are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. Other competitors also consist of smaller research companies and generic drug manufacturers.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.

Generic competitors may also challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitor products, including generic versions of our products, may materially adversely affect us.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation. If we fail to maintain our competitive position, then we may be materially adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then we could be materially adversely affected.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

U.S. basic patents that expire in March 2007 and October 2005 cover two of our products, Maxipime and Azactam, respectively. Two formulation U.S. patents covering Maxipime expire in 2008.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially

126	Elan Corporation, plc 2004 Annual Report

Risk Factors

conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights may be protracted, expensive and distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors may be costly and time consuming and could adversely affect us. In addition, litigation may be necessary in some instances to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights and hinder or delay the marketing and sale of our products.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, then we could be materially adversely affected.

If we experience significant delays in the manufacture of our products or in the supply of raw materials for our products, then sales of our products could be materially adversely affected.

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third party manufacturers are not in compliance with cGMP or other applicable regulatory requirements, then the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third party manufacturers or if we experience delays or difficulties with our third party manufacturers in producing our products, then sales of these products could be materially adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

We require supplies of raw materials for the manufacture of our products. Currently, we do not have dual sourcing of our required raw materials. Our inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our quarterly results, which may adversely affect our profitability.

Our product revenue may vary quarterly due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any quarter could cause sales of those products to be lower than expected in subsequent quarters.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the U.S., many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialise products successfully depends, in part, upon the extent to which health care providers are reimbursed by third party payors, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as HMOs, for the cost of such products and related treatments. In addition, if health care providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially adversely affected.

Recent reforms in Medicare added a prescription drug reimbursement benefit beginning in 2006 for all Medicare beneficiaries. In the meantime, a temporary drug discount card program was established for Medicare beneficiaries. Although we cannot predict the full effects on our business of the implementation of this legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers, and other managed care

Elan Corporation, plc 2004 Annual Report	127

organisations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues. In addition, Managed Care Organizations, HMOs, Preferred Provider Organizations, institutions and other government agencies continue to seek price discounts. In addition, certain states have proposed and certain other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the EU and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This price regulation may lead to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to antikickback and false claims laws in the united states.

In addition to the United States FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include antikickback statutes and false claims statutes.

The federal health care program antikickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from antikickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, another pharmaceutical company settled charges under the federal False Claims Act relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal antikickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, pre-clinical and clinical testing, manufacturing, labeling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not

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Risk Factors

guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labeling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on us.

In May 2001, our wholly-owned subsidiary, Elan Holdings and Donal J. Geaney, then our chairman and chief executive officer, William C. Clark, then president of operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release tablets for the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings or the former officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings was required to engage an independent expert, subject to FDA approval, who conducted inspections of the facility through May 2004 in order to ensure the facility’s compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In response to the inspection, a corrective action plan was prepared and sent to the FDA. The independent consultant inspected the facility for the third time in May 2004 and reported his findings to the FDA in August 2004. The independent expert found our response and corrective action to that date to be satisfactory. During the term of the consent decree, we expect that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, we will be required to reimburse the FDA for its costs related to these inspections.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own, sites that we formerly owned or operated or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

Elan Corporation, plc 2004 Annual Report	129

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to additional reimbursements, penalties, sanctions and fines, which could have a material adverse effect on our business.

As a condition of reimbursement under Medicaid, we participate in the U.S. Medicaid rebate programme, as well as several state Medicaid supplemental rebate programmes. Under the Medicaid rebate programme, we pay a rebate to each state Medicaid programme for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law based on reported pricing data. The rebate amount also includes a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters, depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. Federal law requires that any company that participates in the Medicaid rebate programme extend comparable discounts to qualified purchasers under the Public Health Services pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (“ASP”) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. The Federal Ceiling Price is used to set pricing for purchases by government agencies.

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to civil, administrative, and criminal penalties, and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to continuing potential product liability risks, which could harm our business.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

We currently maintain an aggregate $150.0 million of product liability insurance, with the first $25.0 million of aggregate claims not covered, the next $125.0 million covered by our insurers, the next $25.0 million not covered and the next $25.0 million covered by our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates.

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Risk Factors

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could have a material adverse effect on us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2005. The class action complaints allege claims under the U.S. federal securities laws and state laws. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

An adverse result in the lawsuits could have a material adverse effect on us.

Our share price is volatile, which could result in substantial losses for investors purchasing shares.

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. For example, on 28 February 2005, we lost approximately 70% of our market capitalisation and on 31 March 2005, we lost more than 50% of our market capitalisation. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;
•	Developments regarding Tysabri;
•	The timing of new product launches by others and us;
•	Events related tour marketed products and those of our competitors;
•	Regulatory issues affecting us;
•	Availability and level of third party reimbursement;
•	Developments relating tpatents and other intellectual property rights;
•	Results of clinical trials with respect tour products under development and those of our competitors;
•	Political developments and proposed legislation affecting the pharmaceutical industry;
•	Economic and other external factors;
•	Hedge or arbitrage activities by holders of our securities;
•	Period-to-period fluctuations in our financial results or results that dnot meet or exceed market expectations; and
•	Market trends relating tor affecting share prices across our industry, whether or not related tresults or news regarding our competitors or us.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•

Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until 20 June 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;
•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and
•	Our collaboration agreement with Wyeth restricts Wyeth and its subsidiaries from seeking to acquire us in some circumstances.

Elan Corporation, plc 2004 Annual Report	131

Memorandum and Articles of Association

Objects

Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products. The Company’s registered number is 30356.

Directors

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for us, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. One-third of the board shall retire at each Annual General Meeting. A director is not required to retire at any set age and may offer themselves for re-election at any meeting where they are deemed to have retired by rotation. There is no requirement for a director to hold shares.

Meetings

The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. Extraordinary General Meetings may also be requisitioned by the members in accordance with our Articles of Association and Irish company law. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 clear days notice.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of us until claimed. All of the shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Actions Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders”.

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Memorandum and Articles of Association

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;
•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or
•	Governing changes in capital, where such provisions are more stringent than those required by law.

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on 6 December 2004.

Documents on Display

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2004 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 3 of our Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) filed with the SEC on 6 December 2004. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

Elan Corporation, plc 2004 Annual Report	133

Directors, Senior Management and Other Information

Board of Directors

Kyran McLaughlin

Garo H. Armen, PhD

Brendan E. Boushel

Laurence G. Crowley

William F. Daniel

Alan R. Gillespie, C.B.E. PhD

Ann Maynard Gray

John Groom

Kelly Martin

Kieran McGowan

Kevin M. McIntyre, MD

Dennis J. Selkoe, MD

The Honorable Richard L. Thornburgh

Senior Management

Kelly Martin

President and chief executive officer

Paul Breen

Executive vice president, global services and operations

Nigel Clerkin

Senior vice president, finance and group controller

Richard Collier

Executive vice president and general counsel

Shane Cooke

Executive vice president and chief financial officer

William F. Daniel

Executive vice president and company secretary

Lars Ekman, MD, PhD

Executive vice president and president, global R&D

Allison Hulme, PhD

Executive vice president, therapeutic franchise group

Karen S. Kim

Executive vice president, strategy, business development, brand management and communications

Ivan Lieberburg, MD, PhD

Executive vice president and chief medical officer

Kathleen Martorano

Executive vice president, strategic human resources

134	Elan Corporation, plc 2004 Annual Report

Trademarks

The following trademarks appearing in this publication are owned by or licenced to the Company:

•	AntegrenTM (natalizumab)
•	AzactamTM (aztreonam for injection, USP)
•	MaxipimeTM (cefepime hydrochloride) for injection
•	PrialtTM (ziconotide intrathecal infusion)
•	TysabriTM (natalizumab)

Third party marks appearing in this publication are:

•	AbelcetTM (amphotericin B lipid complex) injectable
•	ActiqTM (oral transmucosal fentanyl citrate) lozenges
•	AdalatTMCC (nifedipine) tablets
•	AvinzaTM (morphine sulfate extended-release) capsules
•	AvonexTM (Interferon beta-1A)
•	FrovaTM (frovatriptan succinate) tablets
•	LYONsTM (Liquid Yield Option Notes)
•	MyambutolTM (ethambutal hydrochloride) tablets
•	Myobloc/NeuroblocTM (botulinum toxin type B) injectable solution
•	MyocetTM (Liposome encapsulated doxorubicin citrate complex) injectable
•	MysolineTM (primidone) tablets
•	NaprelanTM (naproxen sodium controlled-release) tablets
•	PermaxTM (pergolide mesylate)
•	RebifTM (Interferon beta-1a)
•	SkelaxinTM (metaxalone) tablets
•	SonataTM (zaleplon) capsules
•	ZanaflexTM (tizanidine hydrochloride) tablets
•	ZelaparTM (selegiline)
•	ZonegranTM (zonisamide) capsules

Elan Corporation, plc 2004 Annual Report	135

Shareholder Services

Our ADSs are listed on the NYSE (Symbol ELN). The Ordinary Shares of the Company are listed on the Official Lists of the London and Irish Stock Exchanges.

Depositary for ADSs	Registrar for Ordinary Shares
Bank of New York	Computershare Services (Ireland) Ltd
101 Barclay Street	Heron House
New York, NY 10011	Sandyford Industrial Estate
Tel: 888-269-2377	Dublin 18
Tel: 610-312-5315	Tel: 353-1-216-3100
Fax: 212-815-3050	Fax: 353-1-216-3151

Duplicate Mailings

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

Investor Relations

Elan Corporation, plc

Treasury Building

Lower Grand Canal Street

Dublin 2, Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

Emer Reynolds

Vice President, Investor Relations

Tel: 353-1-709-4080

00800 28352600

Fax: 353-1-709-4018

Email: emer.reynolds@elan.com

Media Relations

Contact person:

Anita Kawatra

Vice President, Global Media Relations

Tel: 212-407-5740

Fax: 212-755-1043

Email: anita.kawatra@elan.com

Internet Website

Information on the Company is available online via the Internet at our website, http://www.elan.com. Information on our website does not constitute part of this Annual Report.

136	Elan Corporation, plc 2004 Annual Report

Design by DeSola Group Inc.

élan Elan Corporation, plc. Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. www.elan.com

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